This information in this Preliminary Prospectus Supplement is not to complete and may be changed. This Preliminary Prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(2)

File No: 333-118365

Preliminary prospectus supplement to prospectus dated August 25, 2004

Subject to Completion, Dated February 21, 2006.

Government of Jamaica

US$

        % Notes due

The Government of Jamaica is offering US$                     of its     % Notes due                         . The notes will be direct, general, unsecured and unconditional obligations and will rank at least pari passu, without any preference among themselves. The payment obligations of Jamaica under the notes will at all times rank at least equally with all other payment obligations of Jamaica related to unsecured External Indebtedness (as defined). Jamaica has pledged its full faith and credit for the due and punctual payment of principal of and interest on the notes. Jamaica will pay interest semiannually in arrears on                         and                         of each year, commencing on                 , 2006 at an annual rate of     %.

The notes are being offered globally for sale in jurisdictions where it is lawful to make such offers and sales. Jamaica will apply to admit the notes for trading on the Euro MTF, the alternative market of the Luxembourg Stock Exchange.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this preliminary prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price(1)%		US$
Underwriting discounts and commissions	%	US$
Proceeds, before expenses, to Jamaica	%	US$

(1)	Interest on the notes will accrue from February , 2006.

Delivery of the notes in book entry form will be made on or about February , 2006.

Deutsche Bank Securities

The date of this prospectus supplement is February      , 2006.

JAMAICA

Caribbean Sea
N
W
E
S
Montego Bay
Negril
Ocho Rios
Port Antonio
Mandeville
Spanish Town
Kingston
Caribbean Sea

Gulf of Mexico
Miami
THE BAHAMAS
Atlantic Ocean
MEXICO
CUBA
JAMAICA
Kingston
HAITI
DOM. REP.
Puerto Rico (U.S.)
BELIZE
HONDURAS
Caribbean Sea
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA

INTRODUCTORY STATEMENTS

Jamaica accepts responsibility for the information contained in this prospectus supplement and the prospectus that accompanies it. To the best of the knowledge and belief of the Government of Jamaica (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and the accompanying prospectus accurately reflects the facts and does not omit anything likely to affect the import of such information.

The Government of Jamaica is a foreign sovereign government. Foreign sovereign governments are generally immune from lawsuits and from the enforcement of judgments under United States laws, however, foreign sovereign governments may waive this immunity, and limited exceptions to this immunity are set forth in the U.S. Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”). See “Enforcement of Claims” and “Description of the Debt Securities — Enforcement of Claims” in the accompanying prospectus.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any applicable restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country in which the making of an offer of the notes is prohibited.

Unless otherwise indicated, all references in this prospectus supplement to “JA dollars” and “J$” are to Jamaica dollars, the lawful national currency of the country of Jamaica, and those to “U.S. dollars” or “US$” are to the lawful currency of the United States of America. Unless the context otherwise requires, references to “Jamaica” are references to the Government of Jamaica.

The official exchange rate published by the Bank of Jamaica for U.S. dollars on February 20, 2006 was J$65.31 per US$1.00.

OFFERING SUMMARY

This summary highlights information contained in this prospectus supplement and the accompanying prospectus and may not contain all of the information that may be important to you. You should read this summary along with the more detailed description appearing elsewhere in this prospectus supplement and in the accompanying prospectus.

Issuer	Government of Jamaica.

Notes	US$ % Notes due .

Issue Price	% of the principal amount of the notes plus accrued interest, if any.

Maturity Date	, , at par.

Interest	The notes will bear interest at a rate of % per annum payable semiannually in arrears in U.S. dollars on and of each year, commencing , 2006.

Withholding Tax and Additional Amounts	Jamaica will make all payments of principal and interest on the notes without withholding or deduction for any Jamaican taxes, except in certain limited circumstances. See “Description of the Debt Securities — Additional Amounts”.

Further Issues	Jamaica may from time to time, without your consent, increase the size of the issue of the notes, or issue additional debt securities that may be consolidated and form a single series with the outstanding notes.

Book Entry Delivery, Form and Denominations	The notes will be issued in fully registered form without interest coupons in minimum denominations of US$100,000 and integral multiples of US$1,000 in excess thereof. The notes will be represented by one or more global notes, registered in the name of Cede & Co. as nominee of DTC. Beneficial interests in the global notes will be shown on, and the transfer thereof will be effected through, records maintained by DTC. See “Global Clearance and Settlement”.

Status of the Notes	The notes will be direct, general, unsecured and unconditional obligations of Jamaica. They will rank equally in right of payment among themselves and with all of Jamaica’s existing and future unsecured external indebtedness. Jamaica has pledged its full faith and credit to make all payments on the notes when due. See “Description of the Debt Securities — Status of the Debt Securities”.

Events of Default	The notes will contain certain events of default, the occurrence of which may permit noteholders to accelerate Jamaica’s obligations under the notes prior to maturity. See “Description of the Debt Securities — Default; Acceleration of Maturity”.

Negative Pledge	The notes will contain certain covenants, including a negative pledge covenant that will restrict Jamaica from creating or permitting to exist (subject to certain exceptions) any security interest on any of its present or future revenue, properties or assets. See “Description of the Debt Securities — Negative Pledge”.

Payments of Principal and Interest	Jamaica will make payments of principal and interest on the notes in U.S. dollars through the paying agent to DTC, which will receive funds for distribution to the holders of the notes as registered with the registrar at the close of business on the fifteenth day preceding the date of payment.

Listing	Jamaica will apply to admit the notes for trading on the Euro MTF, the alternative market of the Luxembourg Stock Exchange.

Use of Proceeds	Jamaica will use the net proceeds from the sale of the notes for general budgetary purposes.

Taxation	See “Taxation” for a discussion of the U.S. and Jamaican tax consequences associated with an investment in the notes. Investors should consult their own tax advisors in determining the tax consequences of the purchase, ownership and disposition of the notes.

Fiscal Agent, Principal Paying Agent and Registrar	Deutsche Bank Trust Company Americas.

Paying Agent and Transfer Agent	Deutsche Bank Luxembourg S.A.

Governing Law	The notes and the fiscal agency agreement are governed by the laws of the State of New York, except with respect to their authorization and execution, which will be governed by the laws of Jamaica. See “Description of the Debt Securities — Governing Law and Submission to Jurisdiction”.

USE OF PROCEEDS

The amount of the net proceeds from the sale of the notes, after deducting underwriting commissions and expenses, is expected to be approximately US$             million. Jamaica will use these net proceeds for general budgetary purposes.

RECENT DEVELOPMENTS

THE JAMAICAN ECONOMY

Gross Domestic Product

The Jamaican economy is estimated to have grown by 4.1% in the fourth quarter of 2005 relative to the fourth quarter of 2004. The increase in economic activities during the fourth quarter reflected increases in the goods producing and service sectors relative to the corresponding period of 2004 when the effects of Hurricane Ivan adversely affected the performance of some sectors. Real GDP grew by 0.6% in the third quarter of 2005. For the calendar year 2005, preliminary estimates are for real GDP growth of 1.8% with strong performance by such sectors as mining and quarrying, construction and installation, electricity and water, transport, storage and communication and tourism.

Tourism

Visitor arrivals in Jamaica increased by 4.0% from 2,514,559 in 2004 to 2,614,506 in 2005. The number of stop-over visitors increased by 4.5% from 1,414,786 in 2004 to 1,478,663 in 2005. Cruise passenger arrivals increased by 3.3% from 1,099,773 to 1,135,843 in 2005. In October 2005, ground breaking took place in Runaway Bay, St. Ann for the 1,918 room Piñero Group’s Bahía Principe Resort, an investment of US$200 million. The first hotel in the resort will have 734 rooms and is scheduled to commence operations in the winter of 2006. The third Ríu property, located in Ocho Rios, comprising 856 rooms, was completed and opened in November 2005.

Inflation

The inflation rate for 2005 was 12.9%, a decline from the 13.7% for 2004. The inflation rate in 2005 reflected the increase in agricultural prices resulting from adverse weather conditions, the impact of the tax measures implemented in April 2005, the increase in minimum wages and the continued increase in the price of oil in the international markets. The increases in agricultural prices reflected the residual effect of Hurricane Ivan which occurred in September 2004, drought conditions in the first quarter of 2005 and the two hurricanes experienced in July 2005.

THE EXTERNAL ECONOMY

For the first ten months of 2005, exports rose by 6.7% to US$1.24 billion as compared to US$1.16 billion in the same period in 2004, primarily due to increased export of alumina, bauxite and rum. Total exports in 2004 increased by 17.6% to US$1.4 billion as compared to US$1.2 billion in 2003, primarily due to the increase in earnings from alumina.

The following table shows Jamaica’s exports for the periods January to October 2004 compared to January to October 2005:

Exports (f.o.b.) by Sector

	Jan. – Oct. 2004 (rev)	Jan. – Oct. 2005 (prel)
	(in millions of US$)
Agriculture:
Bananas	12.8	3.5
Citrus	1.9	1.3
Coffee	33.1	16.1
Cocoa	0.8	0.2
Pimento	1.5	2.6

Total	50.1	23.7

	Jan. – Oct. 2004 (rev)	Jan. – Oct. 2005 (prel)
	(in millions of US$)
Mining & Quarrying:
Bauxite	73.0	80.7
Alumina	640.9	733.8
Gypsum	1.4	1.7

Total	715.3	816.2

Manufacture:
Sugar	98.1	76.8
Rum	22.8	30.6
Citrus Products	0.1	0.1
Coffee Products	0.6	0.7
Cocoa Products	0.8	1.0

Total	122.4	109.2

Total Traditional Exports	887.8	949.1

Food and Beverage excl. rum
Cucumbers	0.0	0.0
Pumpkins	0.3	0.2
Dasheens	1.0	0.6
Sweet Potatoes	1.2	1.5
Yams	12.9	12.9
Mangoes	0.8	0.9
Papayas	1.9	1.7
Fish, Crustaceans & Mollusks	5.9	8.4
Other Food Exports	52.2	47.0
Beverages & Tobacco (excl. Rum)	25.3	37.5

Total	101.5	110.7

Crude Materials - Inedible:
Cut Flowers	0.0	0.0
Foliage & Other Live Plants	0.0	0.0
Limestone	1.5	2.0
Other	24.4	11.7

Total	25.9	13.7

Other:
Wearing Apparel	8.3	8.2
Furniture	0.3	0.5
Other Domestic Exports	104.0	134.7

Total	112.6	143.4

Total Non-Traditional Exports	240.1	267.9

Re-exports (f.o.b.)	35.1	24.4

Total Exports	1,163.0	1,241.4

Source: Statistical Institute of Jamaica

Imports

For the first ten months of 2005, imports grew by 19.5% to US$3.8 billion from US$3.2 billion in the same period in 2004. Total merchandise imports increased by 7.0% to US$3.9 billion in 2004 from US$3.7 billion in 2003. The growth in the value of imports in the first ten months of 2005 was dominated by higher costs of importing fuel, which was influenced by the continued rise of oil prices in the international markets, and increased importation of food and building supplies following Hurricane Ivan, which occurred in September 2004. For the purposes of this discussion, imports are cost, insurance and freight values and exclude free-zone imports and goods procured in ports.

The following table shows Jamaica’s imports for the years ended December 31, 2003 and December 31, 2004:

Imports (c.i.f.) (1)

	2003 (rev)	2004 (prel)
	(in millions of US$)
Consumer Goods
Food (incl. Beverages)	280.5	326.9
Other Non-Durables	306.5	317.2
Semi-Durables	114.4	133.5
Durables — Motor cars	135.1	138.0
Other Consumer Goods	232.3	258.7

Total	1,068.8	1,174.3

Raw Materials and Intermediate Goods
Food (incl. Beverages)	230.1	241.2
Industrial Supplies	714.3	693.9
Fuel and Lubricants	797.7	960.2
Parts and Accessories of Capital Goods	292.0	266.9

Total	2,034.1	2,162.2

Capital Goods
Transportation Equipment —Motor Cars	2.5	1.7
Other Industry Transportation	74.1	54.3
Construction Materials	171.4	224.9
Machinery and Equipment Excluding Transportation	313.2	302.2
Other	7.5	7.6

Total	568.7	590.7

Total Imports	3,671.6	3,927.2

(1)	Merchandise imports are c.i.f. values, which differ in presentation from import values presented in the balance of payments table in Jamaica’s 18-K for the year ended March 31, 2005.

Source: Statistical Institute of Jamaica.

Trading Partners

The following tables show the direction of trade for the years ended December 31, 2003 and December 31, 2004:

Exports (f.o.b.) by Destination

	2003	2004
	(in millions of US$)
NAFTA	536.3	555.3
of which USA	344.1	303.1
of which Canada	192.1	268.1
European Union	361.4	428.8
of which UK	153.0	155.5
CARICOM	50.7	51.9
Japan	25.2	34.8
Other countries	220.9	333.7

Total	1,194.5	1,404.5

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin(1)

	2003	2004
	(in millions of US$)
NAFTA	1,797.2	1,833.4
of which USA	1,595.8	1,603.8
of which Canada	98.0	103.4
European Union	386.8	317.7
of which UK	149.2	94.2
CARICOM	482.2	561.9
Japan	175.6	172.9
Other countries	829.8	1,041.3

Total	3,671.6	3,927.2

(1)	Merchandise imports are c.i.f. values, which differ in presentation from import values presented in the balance of payments table in Jamaica’s 18-k for the year ended March 31, 2005.

Source: Statistical Institute of Jamaica.

Exchange Rates

The following table shows exchange rate information for the selling of US dollars for the periods indicated. The official exchange rate published by the Bank of Jamaica for US dollars on February 20, 2006 was J$65.31 per US$1.00.

Foreign Exchange Rates

Year	Month	Average for Period(1)	End of Period	Percentage Change (End of Period)
		(spot weighted average ask in J$ for US$)
2005	April	61.68	61.65	0.18	(2)
	May	61.70	61.71	0.10	(2)
	June	61.69	61.84	0.21	(2)
	July	62.07	62.23	0.63	(2)
	August	62.42	62.24	0.02	(2)
	September	62.56	62.89	1.04	(2)
	October	63.47	64.04	1.83	(2)
	November	64.46	64.67	0.98	(2)
	December	64.67	64.58	(0.14	)(2)

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior month.

Source: Bank of Jamaica.

PUBLIC FINANCE

Jamaica posted a fiscal deficit of J$29.2 billion for the first nine months of the FY 2005/06. This compared to a budgeted fiscal deficit of J$15.5 billion. Jamaica has achieved primary surpluses of J$37.9 billion for the first nine months of the FY 2005/06 as compared to J$ 43.9 billion for the first nine months of the FY 2004/05.

Total expenditure for the first nine months of the FY 2005/06 increased to J$156.6 billion from J$151.6 billion for the first nine months of 2004/05, primarily due to higher recurrent and capital programs that outweighed lower domestic interest cost and lower wage payments.

Wages and salaries represent 30.0% of total expenditure in the first nine months of the FY 2005/06, which was marginally lower than the 31.4% of total expenditure in the first nine months of the FY 2004/05. On September 16, 2005, an addendum to the existing Memorandum of Understanding for the Public Sector, dated February 16, 2004 (the “MOU”), was agreed and signed, outlining provisions for payments to each public sector worker, effective September 19, 2005 through March 31, 2006, after which the MOU will no longer apply. The Government has budgeted J$1.2 billion as a result of the addendum to the MOU.

PUBLIC SECTOR INDEBTEDNESS

Domestic Debt

At December 31, 2005, Jamaica’s domestic debt was J$480.0 billion. Of the outstanding domestic debt, 23.7% was scheduled to mature in one year, 50.1% in five years and the remaining 26.2% after five years. At December 31, 2005, approximately 49.2% of the domestic debt was on a floating rate basis and 50.8% on a fixed rate basis. Of the total debt at December 31, 2005, 17.3% was denominated in or indexed to the U.S. dollar and 82.6% was Jamaican dollar-denominated.

In addition to this level of domestic debt, Jamaica has guaranteed certain financial obligations of public sector entities, which carry out major infrastructure projects from time to time. At December 31, 2005 the extent of these guarantees was J$8.2 billion.

External Debt

At December 31, 2005, the stock of external debt was US$5.4 billion, of which 74.5% was denominated in US dollars, 18.7% was denominated in Euro and 4.1% was denominated in Japanese yen. Bond issues of US$2.9 billion represented the largest individual creditor category, accounting for 54.4% of total external indebtedness at December 31, 2005. Bilateral and multilateral obligations accounted for 38.7% of Jamaica’s public sector external debt at December 31, 2005. Multilateral indebtedness was US$1.3 billion at December 31, 2005. In October 2005, Jamaica issued US$250,000,000 9.25% Notes due 2025.

JAMAICA

2006 Elections

On February 25, 2006, Jamaica’s ruling party, the People’s National Party (the “PNP”), will hold elections for a new party President. Within five weeks of the PNP elections, the winner will succeed the current PNP President, P.J. Patterson, as Prime Minister of Jamaica. The winning candidate will serve as Prime Minister until the next round of general elections, which are scheduled for 2007. The outcome of the PNP elections are uncertain and no assurances can be made that the outcome will not have an adverse effect on the economic performance of Jamaica or the trading value of any of its external public indebtedness.

The Petrocaribe Agreement

On August 23, 2005, the Government entered into the Petrocaribe Energy Co-operation Agreement (“Petrocaribe Agreement”) with the Government of the Bolivarian Republic of Venezuela, to take effect as of June 29, 2005, for an automatically renewable one year term. Under the Petrocaribe Agreement, Venezuela will directly supply twenty one thousand barrels per day (21,000 Bbl/day) of crude oil, refined products and liquefied petroleum gas or “LPG”, or its energy equivalents to Jamaica for its internal consumption. Prices for products will be based on prevailing rates in the international oil market and deliveries to Jamaica will be subject to the commercial policies and practices of Petróleos de Venezuela S.A. (“PDVSA”). Venezuela has agreed to make available to the Government a portion of the value of Jamaica’s purchases as a concessionary loan facility, the terms of which will be determined by the prevailing price per barrel of oil internationally. Currently, the amount of concessionary financing available is 40% of the value of purchases, which is to be repaid over 25 years, including a two-year grace period, at an interest rate of 1%. Jamaica will have the option of providing alternative forms of payments through goods and services. The Petrocaribe Agreement may be modified or terminated by Venezuela upon 30 days’ written notice to Jamaica.

Crime

Jamaica has intensified its multifaceted approach to crime fighting and management, recording a 4.3% decline in major crimes in 2005, as compared to 2004. Major crimes continued to be concentrated in sections of the Kingston Metropolitan Region, including St. Catherine, where approximately 71% of all murders occurred. Measures taken by the government in 1993 to enhance security, particularly in the major resort areas of the north coast where special tourist security personnel were assigned, have been successful in reducing crimes against tourists. During 2005, Jamaica continued its program to modernize the country’s law enforcement infrastructure through:

•	the acquisition of new technologies and equipment;

•	enhanced training of the Security Forces;

•	greater reliance on intelligence;

•	a major program of legislative reform; and

•	establishment of “Operation Kingfish” to target major criminal gangs, a “Hot Spot” strategy and a major investigation task force to focus on homicides and gun-related violence.

DESCRIPTION OF THE NOTES

GENERAL

The notes will be issued under a fiscal agency agreement, dated as of June 20, 2002, among Jamaica, Deutsche Bank Trust Company Americas, as fiscal agent, principal paying agent and registrar, and Deutsche Bank Luxembourg S.A., as paying agent and a transfer agent.

The notes are a series of debt securities more fully described in the accompanying prospectus, except to the extent indicated below. The following statements are subject to the provisions of the fiscal agency agreement and the notes. This summary does not purport to be complete and the description below may not contain all of the information that is important to you as a potential investor in the notes. Jamaica has filed the fiscal agency agreement dated June 20, 2002, which includes a form of the notes, with the U.S. Securities and Exchange Commission as an exhibit to Jamaica’s annual report on Form 18-K for the fiscal year ended March 31, 2002. You should refer to the exhibit referenced above for more complete information concerning the fiscal agency agreement and the notes. Capitalized terms not defined below shall have the respective meanings given in the accompanying prospectus.

The notes will:

•	be issued in an aggregate principal amount of US$ ;

•	bear interest at % per year from , 2006;

•	mature on , at par;

•	pay interest on and of each year, commencing , 2006; and

•	pay interest to the persons in whose names the notes are registered on the record date, which is the close of business on the preceding or (whether or not a business day), as the case may be. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

Jamaica will apply to admit the notes for trading on the Euro MTF, the alternative market of the Luxembourg Stock Exchange. In addition, Jamaica will maintain a paying agent and transfer agent in Luxembourg so long as any of the bonds are admitted to trading on the Euro MTF and the rules of the Euro MTF so require.

BOOK ENTRY

Jamaica will issue the notes in the form of one or more fully registered global notes. Jamaica will deposit the global notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Beneficial interests in the global notes will be represented by, and transfers thereof will be effected only through, book-entry accounts maintained by DTC and its participants.

CERTIFICATED SECURITIES

In circumstances detailed in the accompanying prospectus (see “Description of the Debt Securities — Global Securities — Registered Ownership of the Global Security”), Jamaica may issue certificated securities. In that event, Jamaica will issue certificated securities in denominations of US$100,000 and integral multiples of US$1,000. The holders of certificated securities shall present directly at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent as Jamaica may designate from time to time all requests for the registration of any transfer of such securities, for the exchange of such securities for one or more new certificated securities in a like aggregate principal amount and in authorized denominations and for the replacement of such securities in the cases of mutilation, destruction, loss or theft. Certificated securities issued as a result of any partial or whole transfer, exchange or replacement of the notes will be delivered to the holder at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent, or (at the risk of the holder) sent by mail to such address as is specified by the holder in the holder’s request for transfer, exchange or replacement.

REGISTRATION AND PAYMENTS

Jamaica will pay the principal amount of a note on its maturity date in immediately available funds in the City of New York upon presentation of the note at the office of the fiscal agent in the City of New York or, subject to applicable law and regulations, at the office outside the United States of any paying agent, including the Luxembourg paying agent (if the notes are admitted for trading on the Euro MTF, the alternative market of the Luxembourg Stock Exchange, and the rules of the Euro MTF so require).

Jamaica will appoint the fiscal agent as registrar, principal paying agent and transfer agent of the notes. In these capacities, the fiscal agent will, among other things:

•	maintain a record of the aggregate holdings of notes represented by the global notes and any certificated notes and accept notes for exchange and registration of transfer;

•	ensure that payments of principal and interest in respect of the notes received by the fiscal agent from Jamaica are duly paid to the depositaries for the securities or their respective nominees and any other holders of any notes; and

•	transmit to Jamaica any notices from holders of any of the notes.

If the notes are admitted for trading on the Euro MTF, the alternative market of the Luxembourg Stock Exchange, and the rules of the Euro MTF so require, Jamaica will appoint and maintain a paying agent and a transfer agent in Luxembourg, who shall initially be Deutsche Bank Luxembourg S.A. Holders of certificated securities will be able to receive payments thereon and effect transfers thereof at the offices of the Luxembourg paying and transfer agent. For so long as the notes are listed on the Luxembourg Stock Exchange, Jamaica will publish any change as to the identity of the Luxembourg paying and transfer agent in a leading newspaper in Luxembourg, which is expected to be the Luxemburger Wort.

REDEMPTION AND SINKING FUND

Jamaica may not redeem the notes prior to maturity. Jamaica will not provide a sinking fund for the amortization and retirement of the notes.

REGARDING THE FISCAL AGENT

The fiscal agent has its principal corporate trust office at Deutsche Bank Trust Company Americas, Trust & Securities Services, 60 Wall Street, 27th Floor-MS NYC60-2710, New York, NY 10005. Jamaica will at all times maintain a paying agent and a transfer agent in the City of New York or the state of New Jersey which will, unless otherwise provided, be the fiscal agent. Jamaica may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent will be the agent of Jamaica, not a trustee for holders of any notes. Accordingly, the fiscal agent will not have the same responsibilities or duties to act for such holders as would a trustee, except that monies held by the fiscal agent as payment of principal or interest on the notes shall be held by the fiscal agent in trust for the holders of the notes.

The fiscal agency agreement is not required to be qualified under the U.S. Trust Indenture Act of 1939. Accordingly, the fiscal agency agreement may not contain all of the provisions that could be beneficial to holders of the notes that would be contained in an indenture qualified under the Trust Indenture Act.

NOTICES

All notices will be published in London in the Financial Times, in the City of New York in The Wall Street Journal and, so long as the notes are admitted for trading on the Euro MTF, in Luxembourg in the Luxemburger Wort. If Jamaica cannot, for any reason, publish notice in any of these newspapers, it will choose an appropriate alternate English language newspaper of general circulation, and notice in that newspaper will be considered valid notice. Notice will be considered made as of the first date of its publication.

FURTHER ISSUES

Jamaica may from time to time, without your consent, create and issue additional debt securities having the same terms and conditions as the notes offered by this prospectus supplement (or the same except for the amount of the first interest payment). Jamaica may consolidate the additional debt securities to form a single series with the outstanding notes.

GLOBAL CLEARANCE AND SETTLEMENT

DTC, Euroclear and Clearstream, Luxembourg have established links among themselves to facilitate the initial settlement of the notes and cross-market transfers of the notes in secondary market trading. DTC will be linked to JPMorgan Chase Bank, a New York banking corporation, as depositary of the Euroclear System (“Euroclear”), and Citibank, N.A. as depository for Clearstream Banking, societe anonyme (“Clearstream, Luxembourg”) (the “Clearing System Depositories”).

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below to facilitate transfers of notes among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform such procedures. In addition, such procedures may be modified or discontinued at any time. Neither Jamaica nor the Fiscal Agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of the respective obligations under the rules and procedures governing their operations.

THE CLEARING SYSTEMS

Depository Trust Company. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the U.S. Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Euroclear and Clearstream, Luxembourg. Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriter for the notes may be a participant in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

INITIAL SETTLEMENT

If you plan to hold your interests in the notes through DTC, you will follow the settlement practices applicable to global security issues. If you plan to hold your interests in the notes through Euroclear or Clearstream,

Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. If you are an investor on the settlement date, you will pay for the notes by wire transfer and the entity through which you hold your interests in the notes will credit your securities custody account.

SECONDARY MARKET TRADING

The purchaser of notes determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date (i.e., the date specified by the purchaser and seller on which the price of the securities is fixed).

Trading between DTC purchasers and sellers. DTC participants will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of DTC governing global security issues. Participants will pay for these transfers by wire transfer.

Trading between Euroclear and/or Clearstream, Luxembourg participants. Euroclear and Clearstream, Luxembourg participants will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds. Participants will pay for these transfers by wire transfer.

Trading between a DTC seller and a Euroclear or Clearstream, Luxembourg purchaser. When the notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the notes to Euroclear or Clearstream, Luxembourg; Euroclear or Clearstream, Luxembourg will credit the notes, in accordance with its usual procedures, to the participant’s account; and the participant will then credit the purchaser’s account. These notes credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the notes by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or from existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the notes. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the notes were credited to the participant’s account. However, interest on the notes would accrue from the value date. Therefore, in many cases the interest income on notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the notes can use its usual procedures for transferring global securities to the Clearing System Depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders that use Euroclear or Clearstream, Luxembourg and that purchase notes from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless one of three steps is taken:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear account or Clearstream, Luxembourg account, in accordance with the clearing system’s customary procedures;

•	borrowing the notes in the United States from a DTC participant no later than one day prior to settlement, which would give the notes sufficient time to be reflected in the borrower’s Euroclear account or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date of the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream, Luxembourg participant.

Trading between a Euroclear or Clearstream, Luxembourg seller and a DTC purchaser. Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their Clearing System Depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream, Luxembourg participant selling the notes has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

UNITED STATES FEDERAL INCOME TAXATION CONSIDERATIONS

The following discussion supplements and, to the extent inconsistent with, replaces, the discussion in the accompanying prospectus under “Taxation —United States Federal Income Taxation Considerations”. The seventh paragraph under “Taxation —United States Federal Income Taxation Considerations — Payments of Interest” in the accompanying prospectus should be read with the update that for US foreign tax credit purposes, interest on the debt securities will generally constitute “passive income,” or in the case of certain US Holders with respect to income earned in taxable years beginning on or before December 31, 2006, “financial services income”. The eighth paragraph under “Taxation —United States Federal Income Taxation Considerations — Payments of Interest” in the accompanying prospectus should be read with the update that if a Jamaican withholding tax of 5% or greater is imposed on interest earned in taxable years beginning on or before December 31, 2006, such interest will be subject to the separate foreign tax credit limitation for “high withholding tax interest”. The rules relating to the calculation of foreign tax credits and the timing thereof are complicated. Prospective investors should consult their own tax advisors regarding the availability of a foreign tax credit in their particular situation.

UNDERWRITING

Jamaica and the underwriter have entered into an underwriting agreement with Deutsche Bank Securities Inc., as underwriter, dated February     , 2006, relating to the offering and sale of the notes. In the underwriting agreement, Jamaica has agreed to sell to the underwriter, and the underwriter has agreed to purchase from Jamaica, the notes.

The obligations of the underwriter under the underwriting agreement, including its agreement to purchase the notes from Jamaica, are subject to the satisfaction of certain conditions in the underwriting agreement. If the conditions are met, the underwriter has agreed to purchase all of the notes.

The underwriter has advised Jamaica that it proposes to offer the notes to the public at the public offering price that appears on the cover page of this prospectus. As compensation to the underwriter, Jamaica will pay to the underwriter a selling commission in the aggregate amount of US$            . After the initial public offering, the underwriter may change the public offering price and any other selling terms.

In the underwriting agreement, Jamaica has agreed that Jamaica will indemnify the underwriter against certain liabilities, including liabilities under the United States Securities Act of 1933, or contribute to payments which the underwriter may be required to make in respect of any of those liabilities.

Jamaica will apply to admit the notes for trading on the Euro MTF, the alternative market of the Luxembourg Stock Exchange, in accordance with its rules.

In connection with the offering, the underwriter may engage in short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Short sales involve the sale by the underwriter of a greater aggregate principal amount of notes than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress. These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected on the Euro MTF, the alternative market of the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

It is expected that delivery of the notes will be made on                         , 2006, which will be the fifth business day in the United States following the date of pricing of the notes (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market in the United States generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers wishing to trade notes prior to the third U.S. business day before                         , 2006 will be required, by virtue of the fact that the notes will initially settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes wishing to make such trades should consult their own advisors.

The underwriter may engage in transactions with and perform business for Jamaica, and in Jamaica, in the ordinary course of business.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon on behalf of Jamaica as to Jamaican law by the Attorney General’s Department of Jamaica, and as to New York State law by Allen & Overy LLP, United States counsel to Jamaica. The validity of the notes will be passed upon for the underwriter, as to matters of New York State law, by Gibson, Dunn & Crutcher LLP, United States counsel for the underwriter and, as to matters of Jamaican law, by Hart Muirhead Fatta, Jamaican counsel to the underwriter.

GENERAL INFORMATION

1. The notes have been accepted for clearance through The Depository Trust Corporation, Euroclear and Clearstream, Luxembourg. The CUSIP number is                     , the Common Code number is                     , and the International Securities Identification Number (ISIN) is US .

2. The Loan Act, 1964, as most recently amended by the Loan (Amendment) Act, 2004, and the Loans (Canada, United States of America and Other Specified Countries) Act, also referred to as government authorizations, authorized the creation and issue of the notes.

3. Except as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the fiscal condition or affairs of Jamaica which is material in the context of the issue of the notes since April 27, 2005.

4. Application will be made to admit the notes for trading on the Euro MTF, the alternative market of the Luxembourg Stock Exchange. Copies of the following documents will, so long as any notes are admitted for trading on the Euro MTF, be available for inspection during usual business hours at the specified office of Deutsche Bank Luxembourg S.A. in Luxembourg:

•	the Registration Statement, which includes the fiscal agency agreement and the form of the underwriting agreement as exhibits thereto; and

•	government authorizations.

In addition, so long as any of the notes are admitted for trading on the Euro MTF, copies of Jamaica’s latest economic reports for each year (as and when available) will be available at the offices of the listing agent in Luxembourg during normal business hours on any weekday. The underwriting agreement and the fiscal agency agreement shall also be available free of charge at the office of the listing agent and any paying and transfer agent in Luxembourg.

5. Deutsche Bank Luxembourg S.A. has been appointed as the Luxembourg paying agent. For so long as any of the notes are admitted for trading on the Euro MTF and the rules of the Euro MTF so require, Jamaica will maintain a paying agent in Luxembourg.

PROSPECTUS

Government of Jamaica

$700,000,000

Debt Securities

Jamaica may offer up to $700,000,000 of its debt securities for salew from time to time based on information contained in this prospectus and various prospectus supplements. The debt securities will be direct, general, unsecured and unconditional obligations of Jamaica and will rank at least pari passu, without any preference among themselves. The payment obligations of Jamaica under the debt securities will at all times rank at least equally with all other payment obligations of Jamaica related to unsecured External Indebtedness (as defined) of Jamaica. Jamaica has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

Jamaica will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement. You should not assume the information contained in this prospectus is accurate as of any date other than the date on the front of this document. Information contained in this prospectus is subject to completion or amendment. We will update this prospectus as necessary while it is in use.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 25, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Jamaica filed with the United States Securities and Exchange Commission, or the SEC, under a “shelf” registration process. Under this shelf process, Jamaica may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total US dollar equivalent amount of $700,000,000. This prospectus provides you with basic information about Jamaica and a general description of the debt securities Jamaica may offer. Each time Jamaica sells securities under this shelf process, it will provide a prospectus supplement that will contain updated information about Jamaica, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

WHERE YOU CAN FIND MORE INFORMATION

Jamaica files Annual Reports with the Securities and Exchange Commission (SEC). These reports and any amendments to these reports include certain financial, statistical and other information about Jamaica and may be accompanied by exhibits. You may read and copy any document Jamaica files with the SEC at the SEC’s public reference room at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain copies of the same documents from the public reference room in Washington by paying a fee. Please call the SEC at 1-202-942-8090 for further information on the public reference room.

The SEC allows Jamaica to “incorporate by reference” the information Jamaica files with it. This means that Jamaica can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Jamaica incorporates by reference each Annual Report on Form 18-K (including all exhibits to the Annual Report) and any amendments to any such Form 18-K on Form 18-K/A (including all exhibits), filed with the SEC by Jamaica on or subsequent to the date of this prospectus, until it sells all of the debt securities covered by this prospectus. Each time Jamaica files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents. You may request a free copy of the Annual Reports, amendments to the Annual Reports and other information mentioned above by writing or calling Jamaica at 1-876-932-5400.

You should rely only on the information incorporated by reference or contained in this prospectus or any prospectus supplement. Jamaica has not authorized anyone to provide you with different or additional information. Jamaica is not making an offer of the debt securities in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

PRESENTATION OF CERTAIN INFORMATION

In this prospectus, unless the context otherwise requires, all references to “Jamaica” are to the Government of Jamaica. All references to “JA dollars” and “J$” are to Jamaica dollars, the lawful currency of Jamaica, all references to “US dollars” and “US$” are to the lawful currency of the United States of America and all references to “€” or “Euro” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended. Historical amounts translated into JA dollars or US dollars have been converted at historical rates of exchange. References to annual periods (e.g., “2003”) refer to the calendar year ended December 31, and references to fiscal year or FY (e.g., “FY 2002/03” or “FY 2003/04”) refer to Jamaica’s fiscal year ended March 31. All references to “tonnes” are to metric tonnes. Jamaica publishes external economy information, such as external debt and goods and services exported, in US dollars. All international currencies, such as external debt denominated in Euro, are translated into US dollars. Domestic economy information is published by Jamaica in Jamaica dollars. The base year for gross domestic product data contained in this prospectus has been changed from 1986 to 1996.

Information contained in this prospectus is subject to completion or amendment. We will update this prospectus as necessary while it is in use. Statistical information included in this prospectus is the latest official data publicly available at the date of this prospectus. Financial data provided may be subsequently revised in accordance with Jamaica’s ongoing maintenance of its economic data, and such revised data will not be distributed by Jamaica to any holder of the debt securities.

Components contained in tabular information in this prospectus may not add to totals due to rounding. The term “N/A” is used to identify economic or financial data that is not presented for a particular period because it is not applicable to such period and the term “n.a.” for economic or financial date that is not available for such period.

EXCHANGE RATES

The following table shows exchange rate information for the selling of US dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica for US dollars on August 12, 2004 was J$61.78 per US$1.00.

Exchange Rates

Year	Month	Average for Period (1)	End of Period	Percentage Change (End of Period)
		(spot weighted average ask in J$ for US$)
1999		39.33	41.42	11.46
2000		43.32	45.53	9.92
2001		46.19	47.40	4.11
2002		48.73	50.97	7.53
2003		58.22	60.62	18.93
2004	January	60.72	60.73	0.18	(2)
	February	60.85	60.96	0.37	(2)
	March	61.02	61.01	0.08	(2)
	April	60.73	60.76	(0.41	)(2)
	May	60.69	60.93	0.28	(2)
	June	61.12	61.22	0.48	(2)
	July	61.52	61.80	0.46	(2)

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.

(2)	As compared to the prior month.

Source: Bank of Jamaica.

ENFORCEMENT OF CLAIMS

It may be difficult for investors to obtain or realize upon judgments of courts in the United States against Jamaica. The Government of Jamaica is a foreign sovereign government, which are generally immune from lawsuits and from the enforcement of judgments under United States law. Foreign sovereign governments, however, may waive this immunity and limited exceptions to this immunity are set forth in the US Foreign Sovereign Immunities Act of 1976, or the Immunities Act.

Except as provided below, Jamaica will irrevocably waive and agree not to plead any immunity (including sovereign immunity) from the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, to which it might otherwise be entitled in any action arising out of or based upon the debt securities, to the fullest extent permitted by applicable law. However, Jamaica reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by Jamaica with respect to such actions, it would not be possible to obtain a US judgment in such action unless a court were to determine that Jamaica is not entitled to sovereign immunity under the Immunity Act with respect to that action. Even if you obtained a US judgment in any such suit, you may not be able to enforce the judgment in Jamaica. Moreover, you may not be able to enforce a judgment obtained under the Immunities Act against Jamaica’s property located in the United States except under the limited circumstances specified in the Immunities Act.

Jamaica will, in the Fiscal Agency Agreement (as defined in Description of the Debt Securities) and in the debt securities, irrevocably submit to the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any claim or action arising out of or based upon the Fiscal Agency Agreement or the debt securities which may be instituted by any holder of a debt security, such as, for example, a claim for breach of any obligation under the Fiscal Agency Agreement or the debt securities. Any process or other legal summons in connection with any such action may be served upon Jamaica by delivery of letters rogatory to the Consul General of Jamaica in New York, New York or by any other means that may have become permissible under the laws of the State of New York and Jamaica at the time of such service. However, Jamaica has not consented to service for suits made under the US federal or state securities laws and, as explained above, Jamaica’s waiver of immunity does not extend to those actions.

A judgment obtained in New York against Jamaica can be sued upon in the courts of Jamaica as a valid cause of action. Furthermore, a Jamaican court, subject to certain conditions, will grant a judgment in Jamaica without any re-trial or reexamination of the merits of the original action. Jamaica is also subject to suit in competent courts in Jamaica. Section 20(4) of the Crown Proceedings Act provides that no execution or attachment shall be issued by any court in Jamaica for the purpose of enforcing payment by Jamaica of any money or costs. Execution or attachment means a legal process whereby the debtor property is taken under an order of the court and may be sold to satisfy the judgment debt. No such order can be made against Jamaica. Instead, the Crown Proceedings Act provides that where in any civil proceedings by or against Jamaica, any order (including an order for costs) is made by any court in Jamaica in favor of any person against Jamaica, the proper officer of the court shall, on an application and after taxing of costs, issue a certificate to such person which may be served upon the Attorney General of Jamaica. If the order provides for the payment of money or costs, the Ministry of Finance and Planning shall pay the amount due to such person. It is possible that the courts of Jamaica may not enforce the judgments of a foreign court against Jamaica on the grounds of public policy where Jamaica has not appeared in the relevant proceedings or has unsuccessfully claimed immunity in such proceedings and has not otherwise submitted to the jurisdiction of such foreign court.

FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements.

Forward-looking statements are statements that are not about historical facts, including statements about Jamaica’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Jamaica undertakes no obligation to update publicly any of the forward-looking statements in light of new information or future events, including changes in Jamaica’s economic policy or budget, or to reflect the occurrence of unanticipated events.

Forward-looking statements involve inherent risks and uncertainties. Jamaica cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•	adverse external factors, such as any continuing terrorist attacks in the United States or elsewhere, acts of war, any general slowdown in the US or global economies, low alumina and bauxite prices and a fall in tourism; and

•	adverse domestic factors, such as social and political unrest in Jamaica, high domestic interest rates, climatic events and exchange rate volatility.

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus and may not contain all of the information that may be important to you. You should read this summary along with the more detailed information elsewhere in this prospectus.

Jamaica

General

Jamaica, the third-largest island in the Caribbean, is a parliamentary democracy with an estimated population at December 31, 2003, of 2,641,600. The capital and commercial center of Jamaica is Kingston, located on the island’s southeast coast. Montego Bay, located on the island’s northwest coast, is Jamaica’s second-largest city and the center of the country’s tourism industry. Jamaica’s official language is English.

Jamaica became an independent country within the British Commonwealth on August 6, 1962. Jamaica’s form of government is based upon the British Westminster model and consists of a bicameral legislature composed of a House of Representatives and a Senate. The House of Representatives comprises 60 members elected in general elections constitutionally due every five years, and the Senate comprises 21 members appointed by the Governor-General on the nomination of the Prime Minister and the Leader of the Opposition. The Jamaican Constitution requires that a general election be held every five years, at which time all seats in the House of Representatives will be up for election. Given that the last general election was October 16, 2002, an election is due to be held by October 2007, but the election may be extended to January 2008. However, the Prime Minister is constitutionally permitted to call an election at any time before.

Economy

Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism and financial and insurance services. Supported by multilateral financial institutions, Jamaica has implemented structural reforms since the early 1980’s aimed at fostering private sector activity and increasing the role of market forces in resource allocation. Jamaica has emphasized maintaining a tight fiscal policy, a greater openness to trade and financial flows, market liberalization and a reduction in the size of government. During this period, Jamaica returned a large share of the economy to private sector ownership through divestment and privatization programs. Additionally, since 1991, Jamaica has followed a program of economic liberalization and stabilization by removing exchange controls, floating the exchange rate, cutting tariffs, stabilizing the Jamaican currency and ending all restrictions on foreign investment.

The Jamaican economy was marked by high inflation in the early 1990’s. Jamaica has taken strong measures in recent years to control the rate of inflation in the Jamaican economy through tight monetary policy, and regards a low rate of inflation as a principal component of sustainable long-term growth. The inflation rate decreased from a high of 80.2% in 1991 to 7.3% in 2002. However, in 2003 the inflation rate increased to 14.1%, due mainly to the depreciation in the exchange rate and the impact of the new tax measures implemented in April 2003. The new tax package entailed the imposition of the General Consumption Tax, or GCT, on previously exempt and zero-rated goods and services (for which a tax rate of 0% is applied but for which income tax can be reclaimed on inputs), as well as a 2% user fee on all imported goods and services. The inflation rate for the first five months of 2004 was 3.0%.

The Jamaican economy grew by 2.3% in 2003, its fifth consecutive year of real gross domestic product, or GDP, growth. This increase in real GDP in 2003 was primarily due to growth in all sectors except manufacturing and government services, including growth in the forestry and fishing sector due mainly to improved weather conditions and increased domestic demand, in the hotels, restaurants and clubs sector due mainly to positive developments in tourism, in the mining and quarrying sector and in the electricity and water sector, due primarily to growth in electricity demand, capacity expansion by the Jamaica Public Service Company and improvements in water production as a result of plant rehabilitation and improved maintenance. The manufacturing sector continued to be negatively affected by relatively high production costs and increased competition from imports. The growth in real GDP beginning in 1999 followed a contraction of the Jamaican economy from 1997 to 1998.

Jamaica posted a fiscal deficit in FY 2003/04 of J$27.3 billion, or 5.6% of GDP. This followed a fiscal deficit in FY 2002/03 of J$30.6 billion, or 7.3% of GDP, a fiscal deficit of J$14.3 billion, or 3.8% of GDP in FY 2001/02, a surplus of J$4.2 billion, or 1.2% of GDP in FY 2000/01, and a fiscal deficit of J$12.6 billion, or 4.0% of GDP, in FY 1999/2000. These deficits were partly due to the interest costs associated with the restructuring of Jamaica’s financial sector (which was undertaken to rehabilitate financial institutions with liquidity and solvency problems and to protect depositors) and to higher interest payments associated with the fiscal costs of supporting Jamaica’s monetary policy to achieve its inflation objective. The surplus in FY 2000/01 arose from the one-time receipt of US$163.0 million (J$7.4 billion) in proceeds from the divestment of Jamaica Public Service Company Limited in 2001.

Jamaica has achieved significant primary surpluses over the last five years. The fiscal operations recorded primary surpluses of 9.4% of GDP in FY 1999/2000; 13.6% of GDP in FY 2000/01; 9.7% of GDP in FY 2001/02; 7.6% of GDP in FY 2002/03 and 12.5% in FY 2003/04.

The FY 2004/05 budget is consistent with Jamaica’s overall macroeconomic program, which has as its primary goals the maintenance of single digit inflation, continued stability in the foreign exchange market, the containment of the growth of the public debt, the lowering of interest rates and the promotion of economic growth. For FY 2004/05, Jamaica has budgeted for a fiscal deficit of J$20.3 billion. Budgeted revenue for FY 2004/05 amounts to J$175.7 billion, with 88.6% projected to be received from tax revenue. Tax revenue is budgeted to increase by 18.7% in FY 2004/05, primarily as a result of improvements in tax administration and the normal increase in the base revenue generated from economic activity.

At December 31, 2003, public sector external debt was US$4,192.1 million, a decrease of 3.6% from December 31, 2002. At December 31, 2003, 75.5% of public sector external debt was denominated in US dollars, 13.3% was denominated in Euro and 7.1% was denominated in Japanese yen. At May 31, 2004, the stock of external debt was US$4,745.4 million, of which 74.4% was denominated in US dollars, 16.4% was denominated in Euro and 5.8% was denominated in Japanese yen. In January 2003, Jamaica issued a US$40 million guarantee with respect to a bridge loan for the Highway 2000 Project to build a toll road across Jamaica. In January 2004, the bridge financing was replaced by a government-guaranteed US$75 million long-term loan facility. On October 14, 2003, Jamaica issued a US$50 million 9.0% fixed rate bond maturing October 2008 which was distributed among investors in the Caribbean. In February 2004, Jamaica issued €200 million 10.5% fixed rate notes due 2009. In March 2004, Jamaica issued US$50 million 9.5% fixed rate notes maturing September 2008 and in April 2004, re-opened its US$300 million 10.625% notes due 2017 for an additional US$125 million. In July 2004, Jamaica issued €200 million 11% fixed rate bonds due 2012.

At December 31, 2003, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$417.8 billion, an increase of 19.0% compared with the level at December 31, 2002. Jamaica has incurred domestic debt primarily to provide budgetary financing, to provide assistance to the Bank of Jamaica in its liquidity management objectives, to cover Bank of Jamaica losses, and by the assumption of debt obligations of public sector entities. Jamaica’s domestic debt consists of local registered stocks, treasury bills, bonds and loans. At December 31, 2003, 20.6% of the outstanding domestic debt was scheduled to mature in one year, 50.5% within five years, and the remaining 28.8% after five years. At December 31, 2003, 40.6% of the domestic debt was on a floating interest rate basis, 59.3% was on a fixed rate basis and 0.1% was non-interest bearing. Of the total domestic debt, 11.0% was US$-denominated, 12.3% was indexed to the US dollar and 76.7% was J$-denominated at December 31, 2003. At May 31, 2004, Jamaica’s domestic debt was J$420.5 billion and 27.5% of the outstanding domestic debt was scheduled to mature in one year, 55.9% within five years, and the remaining 27.5% after five years. At May 31, 2004, approximately 42.0% of the domestic debt was on a floating interest rate basis, 57.9% was on a fixed rate basis and 0.1% was non-interest bearing. Of the total domestic debt, 10.8% was US$-denominated, 11.8% was indexed to the US dollar and 77.4% was J$-denominated at May 31, 2004. In addition to this domestic debt, Jamaica has guaranteed certain obligations of public sector entities. As at December 31, 2003 and May 31, 2004, the extent of these guarantees was J$8.4 billion.

Jamaica has never defaulted on any of its external or domestic debt obligations. Under the Jamaican Constitution, Jamaica’s debt obligations are paid without any requirement of parliamentary approval, directly from revenue and assets of Jamaica, before funds are available to the Government for other policies and programs.

In 2003, Jamaica’s balance of payments deficit widened to US$432.1 million from US$243.7 million in 2002. The 2003 balance of payments deficit was mainly due to a reduction in official foreign capital inflows resulting from a decrease in capital raising in the international capital markets during 2003 as compared to 2002. The decline in foreign capital inflows also impacted net international reserves, which decreased to US$1,165.0 million at December 31, 2003 from US$1,597.0 million at December 31, 2002.

Since the repeal of the Exchange Control Act in 1992, the exchange rate in Jamaica has been determined by market conditions, and Jamaica has not set any trading band or target. During 2003, the JA dollar gradually decreased in value against the US dollar, with the JA/US dollar exchange rate falling from J$50.97 to US$1.00 at December 31, 2002 to J$60.62 to US$1.00 at December 31, 2003, a depreciation of 15.9%, of which 13.6% occurred in the first six months of 2003. The first six months of 2003 were characterized by a protracted period of instability in the foreign exchange market. This instability was primarily associated with the announcement of a higher than projected fiscal deficit for FY 2002/03, the downgrading of Jamaica’s sovereign credit ratings and the reduction of net international reserves due to the repayment of a maturing €200 million bond in a context where the Government did not access the international capital markets, given the unfavorable market conditions. Jamaica intends to conduct its macroeconomic policies in such a way as to maintain relative stability in the foreign exchange market. However, because the exchange rate is market-determined, Jamaica cannot assure you that the exchange rate will be maintained at current levels.

Jamaica has experienced significant problems within its financial sector as a result of the interrelationships between affiliated banks, building societies and insurance companies, weak management practices and the significant slowing of the rate of inflation. Between 1993 and 1998, the Minister of Finance and Planning, pursuant to powers vested in him under amendments to the Banking Act, the Financial Institutions Act and the Bank of Jamaica Act, placed 12 financial institutions under temporary management and intervened in 10 financial institution groups that included banks, insurance companies and their non-core businesses. Two institutions, Financial Institutions Services Ltd., or FIS, and the Financial Sector Adjustment Company, Ltd. or FINSAC, were created by Jamaica in 1995 and 1997, respectively, to facilitate the resolution of the failed banks and to proceed with the restructuring and reorganization of the financial sector. FINSAC fulfilled its responsibilities of intervening and rehabilitating institutions and subsequently disposing of its majority equity stakes in intervened institutions, and accordingly the Government scaled down the operations of FINSAC as of July 2003. The management of the Government’s minority stakes in institutions in which FINSAC intervened, as well as the responsibility of completing the legal procedures required to formally close down institutions that have already ceased operations, have been assumed by FIS.

Along with the creation of these entities, Jamaica has passed and continues to pass legislation to amend the laws relating to banks, insurance companies and other financial institutions in order to strengthen the existing regulatory framework, protect depositors, policyholders and fund contributors, ensure accountability and give Jamaica a wider range of remedial measures to use with respect to troubled financial institutions. Recent financial sector reforms include amendments to financial and banking laws designed to enhance the supervisory role of the Bank of Jamaica, establish the Financial Services Commission to regulate non-deposit taking financial institutions, improve the efficiency of financial intermediation and improve the Bank of Jamaica’s ability to conduct monetary policy.

Jamaica’s efforts at restructuring the financial sector were aided in 2000 by the provision of loan packages from the IADB, the World Bank and the CDB., with proceeds from such loans being disbursed in separate tranches from 2000 through 2003. In connection with these loans, Jamaica agreed to an International Monetary Fund, or IMF, Staff Monitored Program, or SMP, in 2000. A second SMP was adopted in July 2002 which covered the period April 2002 to March 2003. The 2002 SMP was the last such arrangement between the IMF and Jamaica due to the fact that the IMF decided to revamp the SMP. The SMP was an informal and flexible instrument for dialogue between the IMF and Jamaica on the country’s economic policies. The program focused on strategies to advance the resolution of the financial sector difficulties, as well as to consolidate recent gains in economic stabilization, and to lay the foundation for strong economic growth. It also provided a framework within which specific macroeconomic targets were to be achieved. The SMP established quarterly quantitative targets and structural benchmarks, which were used to monitor Jamaica’s progress. Jamaica consistently achieved these macro-economic performance targets. Although Jamaica does not subscribe to the voluntary Special Data Dissemination Standard, or SDDS, established by the IMF in 1996 as a mechanism for IMF member states to provide economic and financial data to the public, Jamaica is taking steps to become a SDDS subscriber. As one of the steps to subscribe to the SDDS, Jamaica became a subscriber to the General Data Dissemination Standard in 2002. Jamaica expects to be a SDDS subscriber by the end of 2004.

Jamaica believes that the most significant difficulties in the financial sector have been identified and appropriate remedial measures have been implemented. There can be no assurance, however, that substantial additional financial assistance or other government action may not be required in the future as developments in the financial sector continue to evolve.

For 2003, Jamaica recorded a 10% overall decline in major crimes, and a 7% reduction in murders as compared to 2002. While the country continues to experience high levels of violent crime, approximately 65% of all murders occurred within the Kingston Metropolitan Region, including St. Andrew and St. Catherine. Measures taken by the Government in 1993 to enhance security, particularly in the major resort areas of the north coast where special tourist security personnel were assigned, have been successful in reducing crimes against tourists. Although perceptions of crime in Jamaica continue to have a negative impact on the tourism industry, there were no recorded homicides involving tourists in 2002. Crime and security issues within urban inner-city communities and the growth of the illegal transnational drug trade remain major challenges for Jamaica. On October 26, 2003, residents of the community of Flankers, located on the outskirts of Montego Bay, St. James, blocked roads in protest at the shooting of two members of that community during an operation by the security forces. The security forces restored calm and a special community liaison officer was assigned to the area to develop and maintain a peace management program. Jamaica believes that the incident did not have any noticeable impact on the tourism sector.

Summary Economic Information (1)

	1999	2000	2001	2002	2003
	(in millions of US$, except where noted)
DOMESTIC SECTOR
Nominal Gross Domestic Product (J$ millions)	222,082.5	223,770.1	227,069.8	229,536.3	234,729.8
Nominal GDP (US$ millions)(2)	5,501.2	5,060.4	4,868.6	4,553.4	3,923.9
Percent Change in Real GDP	0.9	0.8	1.5	1.1	2.3
GDP per capita (J$/person)	86,031.0	86,212.0	87,007.0	87,526.0	88,903.0
Inflation
Consumer Price Index (Percent Change)	6.8	6.1	8.8	7.3	14.1
Interest Rates (Percent)
Weighted Average Loan Rate	24.6	22.1	19.5	18.3	19.3
Weighted Average Deposit Rate	13.3	12.2	10.1	8.9	8.7
Treasury Bill Yield(3)	22.0	20.2	17.0	17.0	22.1
Unemployment Rate (Percent)(4)	15.7	15.5	15.0	15.1	13.1
EXTERNAL SECTOR
Average Annual Nominal Exchange Rate (J$/US$)	39.3	43.3	46.2	48.7	58.2
Export of Goods	1,499.1	1,562.8	1,454.4	1,309.2	1,356.5
Alumina	626.5	684.3	642.6	603.8	688.4
Sugar	95.2	83.3	70.5	66.2	66.3
Imports of Goods	2,685.6	3,004.3	3,072.6	3,179.5	3,305.9
Goods Balance	(1,186.5)	(1,441.5)	(1,618.2)	(1,870.3)	(1,949.3)
Current Account Balance	(216.3)	(367.4)	(757.5)	(1,118.2)	(1,003.3)
Net Foreign Direct Investments	428.8	381.8	524.9	404.9	604.4
Increase/(Decrease) in Reserves	(133.6)	523.0	865.4	(243.7)	(432.1)
Net International Reserves of the Bank of Jamaica	450.2	969.5	1,840.7	1,597.0	1,165.0
Weeks of Coverage of Goods Imports(5)	10.5	18.3	33.6	29.1	18.3
PUBLIC FINANCE (J$ millions)(6)
Revenue and Grants	90,828.3	108,440.2	109,721.5	118,458.4	151,434.4
Expenditure	103,403.5	104,193.1	123,989.0	149,029.0	178,732.2
Fiscal Surplus (Deficit)	(12,575.2)	4,247.1	(14,267.5)	(30,570.6)	(27,297.8)
Percent of GDP	(4.0)	1.2	(3.8)	(7.3)	(5.6)
Primary Surplus	29,208.7	47,167.4	36,742.9	31,549.9	60,871.7
Primary Surplus as a percent of GDP	9.4	13.6	9.7	7.6	12.5
Loan Receipts	72,482.6	69,346.2	101,826.7	107,417.4	132,865.9
Amortization	54,940.3	61,758.3	90,973.4	89,917.3	97,621.7
Overall Surplus (Deficit)	4,967.2	11,835.0	(3,414.3)	(13,070.5)	7,946.4
Overall Public Sector Surplus (Deficit) (7)	(11,017.0)	5,222.2	(19,809.1)	(46,281.7)	(16,190.9)
Overall Public Sector Surplus (Deficit) as a percent of GDP	(3.5)	1.5	(5.2)	(11.1)	(3.3)
PUBLIC DEBT
Domestic Debt (J$ millions)(8)	175,766.8	187,520.2	295,165.4	351,106.7	417,834.3
Percent of GDP	58.4	55.4	79.3	86.1	88.8
Public Sector External Debt	3,024.1	3,375.3	4,146.0	4,347.5	4,192.1
Percent of GDP	41.6	45.4	52.8	54.4	54.0
Total Public Sector Debt	301.024.19	341,195.79	491,687.22	572,696.74	671,956.93
Percent of GDP	100.0	100.7	132.1	140.5	142.8
External Debt Service Ratio	14.6	10.5	13.4	18.0	16.4
TOURISM
Total Visitor Arrivals	2,012,738	2,230,301	2,116,853	2,131,785	2,482,881
Occupancy Rate (% Hotel Rooms)	57.0	58.5	56.3	55.5	57.9
Visitor Expenditures(9)	1,279.0	1,332.6	1,232.9	1,209.0	1,351.0

(1)	The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1986 to 1996.

(2)	Calculated using the average annual exchange rate.

(3)	Tenors of Treasury Bills are approximately 182 days.

(4)	Includes all persons without jobs, whether actively seeking employment or not. In 2003, three labor force surveys were conducted (in April, July and October). Only two labor force surveys were conducted in each of 2001 (in January and April) and 2002 (in April and October). Accordingly, for the purpose of comparison, the figures for 2001, 2002 and 2003 represent only two quarters for each year.

(5)	Calculated on the basis of gross international reserves.

(6)	Fiscal year data from April 1 to March 31. For example, 2003 refers to the period April 1, 2003 to March 31, 2004.

(7)	Overall Public Sector comprises the central government, the Bank of Jamaica, governmental statutory bodies and authorities and government-owned companies.

(8)	Does not include contingent liabilities in the form of guarantees of certain obligations of public entities.

(9)	Estimate.

Source: Bank of Jamaica, Statistical Institute of Jamaica, Ministry of Finance and Planning and Jamaica Tourist Board.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from sales of securities will be used for the general budgetary purposes of Jamaica.

JAMAICA

History

Originally settled by the Arawak Indians, Jamaica was first visited by Christopher Columbus in 1494 on his second voyage to the New World. Jamaica’s name derives from the Arawak word “Xaymaca”, which means “Land of Wood and Water”. In 1655 Admiral William Penn and General Robert Venables led a British force that conquered the island, ousting the Spaniards. Over the next 40 years, Jamaica became the stronghold of the Caribbean buccaneers who transformed Port Royal, then the island’s commercial center, into the richest city in the New World. The sugar industry, supported to a great extent by slaves transported from Africa until the abolition of slavery in 1834, formed the basis of the island’s economy. During its three centuries as a British colony, Jamaica was variously administered by a governor and a planter-controlled legislature, by British Crown Colony rule from London, England, and by limited representative government in the late 19th and early 20th centuries. The Government granted universal adult suffrage in 1944. From 1958 to 1961, Jamaica was a member of the now-defunct West Indies Federation, which encompassed all of Britain’s Caribbean colonies. Although plans for independence first appeared in the 1940’s, internal self-government did not begin until 1959. On August 6, 1962, Jamaica became an independent country within the British Commonwealth.

The historical development of the island has influenced Jamaican national symbols. Jamaica’s flag, a diagonal cross of gold on a green and black background, represents the statement, “The sun shineth, the land is green and the people are strong and creative”. The national crest incorporates the original Arawak inhabitants with the legend “Out of Many, One People”, which reflects the country’s multiracial heritage. Jamaica’s reggae music enjoys international renown.

Territory and Population

Jamaica, the third-largest island in the Caribbean Sea, is located 558 miles (898 kilometers) southeast of Miami, Florida, 90 miles (144.8 kilometers) south of Cuba and 100 miles (160.9 kilometers) southwest of Haiti. The island has an area of 4,411 square miles (11,420 square kilometers), and its highest point is the Blue Mountain Peak, which rises 7,402 feet (2,256 meters) above sea level. The capital city, Kingston, located on the island’s southeast coast, also serves as Jamaica’s major commercial center. The natural harbor in Kingston is the seventh-largest in the world. The country’s second-largest city, Montego Bay, located on the island’s northwest coast, is Jamaica’s main center for tourism. See “The Jamaican Economy — Principal Sectors of the Economy — Tourism”.

From 1999 to 2003, Jamaica’s population grew at an average rate of approximately 0.6% per year. At December 31, 2003, Jamaica’s population was estimated at 2,641,600, a 0.6% increase over the December 31, 2002 population of 2,625,200. The last official census taken in 2001 indicated that 48.0% of Jamaica’s population lives in rural areas, while 52.0% lives in urban areas. Jamaica’s official language is English, and a majority of the population speaks a dialect.

Society

Diverse religious beliefs are represented in Jamaica, although Christian denominations predominate. Other major religious groups include adherents to the Rastafari, Bahai, Islamic and Jewish faiths.

Jamaica’s educational system is based on the British system. The school system consists of a pre-primary and a primary cycle of six years followed by a secondary cycle of five years. In some instances students pursue two years of additional secondary education. The educational system accommodates a variety of public and private schools. Post-secondary education is available to qualified candidates at community colleges, the University of Technology, Northern Caribbean University and the Jamaican campus of the University of the West Indies.

In addition to the formal school system, Jamaica has an adult literacy program, which contributed to reducing the illiteracy rate from 32.2% in 1987 to 24.6% in 1994, according to a 1994 survey. No comparable survey has been undertaken since 1994. There is also a government-directed employment and resource training program, which helps place high school graduates with private sector firms for “on-the-job” training. In addition, Jamaica instituted “Lift Up Jamaica”, a government-sponsored program that hires unemployed youths to do basic infrastructure work on a short-term basis.

In 2003, the average number of unemployed persons was 144,200, a decline of 15.2% over 170,100 in 2002. The average unemployment rate was 13.1% percent in 2003, a significant decline from 15.1% in 2002. The unemployment rate in Jamaica during the past five years has been relatively stable, ranging from a high of 15.7% in 1999 to a low of 13.1% in 2003. See “The Jamaican Economy — Employment and Labor”.

The following table shows selected social indicators applicable to Jamaica for the five years ended December 31, 2003:

Social Indicators

	1999		2000		2001		2002		2003
Real GDP per capita (1)	J$	86,031	J$	86,212	J$	87,007	J$	87,526	J$	88,903
Prenatal Mortality Rate (per thousand) (2)		28.2		29.5		31.0		31.1		n.a.

(1)	In constant 1996 prices.

(2)	Defined as deaths in government hospitals occurring anytime from 28 weeks of pregnancy until seven days after birth.

Source: Statistical Institute of Jamaica, Planning Institute of Jamaica and Ministry of Health — Information Unit.

Governmental Structure and Political Parties

The Jamaica (Constitution) Order in Council 1962, or the Constitution, is the supreme law of Jamaica and sets forth the basic framework and legal underpinnings for governmental activity in Jamaica. The Constitution came into effect when Jamaica became an independent country on August 6, 1962, and includes provisions that safeguard the fundamental freedoms of the individual. While a simple majority of Parliament can enact amendments to the Constitution, certain amendments require ratification by a two-thirds majority in both houses of Parliament, and amendments altering fundamental rights and freedoms require the additional approval of a national referendum.

Jamaica is a parliamentary democracy based upon the British Westminster model, and a member of the British Commonwealth. The Head of State is the British Monarch, who is represented locally by the Governor-General of Jamaica. Traditionally, the British Monarch appoints the Governor-General upon the recommendation of the Jamaican Prime Minister. The actions of the Governor-General are, in most cases, of a purely formal and ceremonial nature. General elections are constitutionally due every five years at which time all seats in the House of Representatives will be up for election. The Constitution permits the Prime Minister to call elections at anytime within or shortly beyond the five-year period, consistent with the Westminster model.

National legislative power is vested in a bicameral Parliament composed of a house of representatives and a senate. The House of Representatives comprises 60 members elected by the people in the general elections. Jamaica held its last general election on October 16, 2002. The Senate comprises 21 members appointed by the Governor-General, 13 of whom are appointed on the advice of the Prime Minister and eight of whom are appointed on the advice of the Leader of the Opposition. The President of the Senate is elected by its members. The members of the House of Representatives select their own chairman, known as the Speaker. The Prime Minister, usually the member most likely to command the support of the majority of the members of the House of Representatives, is appointed by the Governor-General. In addition to the national governing bodies, local government is administered through 12 parish councils and a statutory corporation that administers the Kingston and St. Andrew (KSAC) areas. The results of the last local government election, which took place in June 2003, accorded the opposition Jamaica Labor Party, or JLP, eleven (11) of the twelve (12) parish councils and the KSAC.

The principal policy-making body of the Government of Jamaica is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively accountable to Parliament. The Cabinet consists of the Prime Minister and no fewer than eleven other members of the two Houses of Parliament. No fewer than two, and no more than four, members must be selected from the Senate. The Governor-General appoints members of the Cabinet upon the recommendation of the Prime Minister.

The Jamaican judicial system is based on English common law and practice and consists of a Supreme Court, a Court of Appeal and local courts. Final appeals are made to the Judicial Committee of the Privy Council in the United Kingdom. A number of Caribbean nations, including Jamaica, are currently discussing the establishment of a Caribbean Court of Justice to replace the Judicial Committee of the Privy Council for those nations. Jamaica has signed an agreement to establish the Caribbean Court of Justice. Jamaica has taken steps to have the laws required to establish the Caribbean Court of Justice as the final Court of Appeal of Jamaica passed by Parliament.

Two major political parties dominate Jamaica’s political system. From Jamaica’s independence on August 6, 1962 until 1972, the Jamaica Labour Party, or JLP, formed the government, while the PNP assumed power in 1972. In late 1980, the JLP returned to power until February 1989, when Michael Manley led the PNP to victory and became Prime Minister. In 1992, Prime Minister Manley resigned as Prime Minister and leader of the PNP and was succeeded by Percival James (“P.J.”) Patterson, who was elected Prime Minister in 1993. In 1995, a former Chairman of the JLP formed a third political party, the National Democratic Movement. In the last election, the PNP won 51.6% of the votes cast, and P.J. Patterson returned to the office of Prime Minister. The Jamaican Constitution requires that a general election be held every five years, at which time all seats in the House of Representatives will be up for election. Given that the last general election was October 16, 2002, an election is due to be held by October 2007, but the election may be extended to January 2008. However, the Prime Minister is constitutionally permitted to call an election at any time before these dates.

The following table shows the parliamentary electoral results for the past six general elections:

Parliamentary Electoral Results

	1980	1983(1)	1989	1993	1997	2002
	(number of representatives)
People’s National Party	9	0	45	52	51	34
Jamaica Labour Party	51	60	15	8	9	26

(1)	The People’s National Party did not contest the 1983 election, and the eight opposition senators were appointed as independents by the Governor-General.

Source: Office of the Prime Minister.

International Relationships

Jamaica maintains diplomatic relations with almost every nation in the world. It is a member of the World Trade Organization, the United Nations and several other international organizations, including the World Tourism Organization, the International Monetary Fund, the Food and Agriculture Organization, the World Health Organization and the United Nations Environment Program. Jamaica is also a member of various regional and international bodies such as the Commonwealth, the Organization of American States, the Latin American Economic System and the International Seabed Authority (the headquarters of which is located in Jamaica).

Jamaica is also a signatory to the Lomé IV Convention and the Cotonou Agreement between the European Union and the developing countries of Africa, the Caribbean and the Pacific. Jamaica is a beneficiary of the Caribbean Basin Economic Recovery Act, a member of the Association of Caribbean States, or ACS, and the Caribbean Community and Common Market, or CARICOM, as well as a beneficiary of the Caribbean-Canada Trade Agreement, or CARIBCAN. In addition, as a member of the United Nations bloc of developing countries, named the Group of 77, Jamaica is eligible for the Generalized System of Preferences. Jamaica is also a member of the Group of Fifteen.

Jamaica receives preferential tariff treatment on most of its products pursuant to, among others, the trade agreements described below.

Association of Caribbean States

ACS was created by treaty in July 1994 as a result of the efforts of 13 CARICOM signatories, other non-Commonwealth Caribbean countries and several Latin American nations. ACS was established primarily to further promote regional economic integration and cooperation in the areas of science and technology, energy, tourism, transportation, education and culture, as well as to coordinate the participation of member states in multilateral forums and to undertake concerted action to protect the environment, in particular the Caribbean Sea.

Caribbean Community and Common Market

CARICOM is a regional common market established by the Treaty of Chaguaramas in 1973 with the objectives of promoting the integration of the economies of the member states, coordinating the foreign policies of the independent member states and engaging in functional cooperation in the provision of services such as education, health and transportation among its member countries. CARICOM currently has fifteen (15) members consisting of the twelve (12) independent English-speaking Caribbean territories, Suriname, Haiti and Montserrat. In addition, Cuba, which is not a member of CARICOM, has “observer status” in respect of some of the organs of CARICOM.

CARICOM’s principal activities have been in the area of economic integration by means of the creation of a Caribbean Common Market. However, members have also established common institutions in the areas of policy formulation and cooperation in the provision of such services as education and health and in such other areas as labor matters, agriculture, transportation, communications, tourism and disaster preparedness. CARICOM has agreed to amend the Treaty of Chaguaramas to establish the CARICOM Single Market and Economy, or CSME. The CSME would allow for the free movement of goods, capital, persons and services throughout the member states. The free movement of goods existed under the previous CARICOM treaty and Jamaica already complies with this phase. All member states are expected to be compliant by 2005. In the early 1990’s, Jamaica transitioned into the free movement of capital. By 2005, all member states are expected to be compliant with this phase. All member states have implemented the free movement of certain skilled labor, with full compliance to be phased in by 2005. In February 2002, all member states implemented free movement of service providers and full implementation is expected in 2005. As part of the Single Market and Economy, the CSME would also liberalize fiscal and monetary policies. These initiatives have not been formalized nor has a time frame been established. Central banks of member states are currently reviewing options and discussing possible parameters and time frames.

Caribbean-Canada Trade Agreement

CARIBCAN is an agreement entered into by Canada and the CARICOM countries in 1986. This agreement established a program for trade, investment and industrial cooperation, and features the unilateral extension by Canada of preferential duty-free access to the Canadian market for many imports from CARICOM countries. CARIBCAN’s basic objectives are to enhance the Caribbean region’s existing trade and export earnings, improve its trade and economic development prospects, promote new investment opportunities, and encourage enhanced economic integration and cooperation within the region.

The Caribbean Basin Economic Recovery Act

The Caribbean Basin Initiative, or CBI, became effective on January 1, 1984, and represents a program of economic assistance by the United States to Caribbean countries designed to stimulate economic growth and to present new opportunities for development in the region. The Caribbean Basin Economic Recovery Act, an unprecedented trade proposal for the duty-free access of Caribbean products exported to the United States, forms the centerpiece of the program. The trade agreement was the first means by which the United States extended preferential trade provisions to any regional group of countries. All exports from Jamaica (other than specifically excluded products such as garments and textiles, footwear and other leather goods and petroleum products) benefit from the elimination of tariffs, which were as high as 44.0% at the time of entry into the United States. The US Congress subsequently passed the Caribbean Basin Recovery Expansion Act, or CBI II, in 1990, which improved the conditions of the original agreement by extending the life of the CBI and providing limited duty-free treatment for articles that had been excluded.

The Trade and Development Act of 2000

The Trade and Development Act of 2000 became effective on October 1, 2000, and contains tariff preferences on goods currently excluded from CBI II that are similar to the tariff preferences under the North American Free Trade Agreement, or NAFTA. The legislation provides for the reduction of tariffs by the United States on a variety of imports from 70 Caribbean, Central American and African countries. Of these countries, 25 Caribbean and Central American countries presently trade with the US under CBI II. As part of the Trade and Development Act of 2000, certain Jamaican exports, such as textiles, not currently eligible for duty-free treatment under CBI II receives treatment equivalent to that granted to comparable exports from Mexico under NAFTA. These provisions of the Trade and Development Act of 2000 relating to products excluded from CBI II will be in force for eight years, through September 2008.

Generalized System of Preferences

Under the aegis of the United Nations Conference on Trade and Development, the Generalized System of Preferences was designed to afford developing countries preferential access for a wide range of their exports to the markets of developed countries. The Generalized System of Preferences is an export-promotion tool with the objectives of increasing the export earnings of the developing countries, promoting industrialization in the developing countries and accelerating the rate of their economic growth.

Cotonou Agreement

In February 2000, the European Union and the African Caribbean Pacific group of countries, or ACP, concluded negotiations for a new twenty-year trade, industrial, financial and technical cooperation agreement. Jamaica ratified the new agreement, known as the Cotonou Agreement, in February 2001 and following ratification by 75% of member states and all EU members, the agreement formally entered into force on April 1, 2003. The agreement provides for:

•	duty-free access to the European market for goods exported from the ACP with certain local value-added qualifications;

•	financial aid for the ACP;

•	industrial and technological cooperation aimed at promoting a better international division of labor along lines advantageous to the ACP; and

•	joint institutions to supervise observance of the agreement and to promote discussion between the groups of countries.

The Cotonou Agreement was signed in Benin on June 23, 2000, during the ACP-EU Council of Ministers Meeting and replaced an earlier similar agreement among the same parties known as the Lomé IV Convention.

The Cotonou Agreement provides for an eight-year extension of the special trading arrangements for ACP exports previously provided under the Lomé IV Convention. The Cotonou Agreement also provides economic development support to the tourism industry and provides guaranteed access to European markets for certain maximum amounts of Jamaican sugar exports. See “The External Economy — Foreign Trade — Exports”.

The special arrangements for the importation of bananas provided by the Cotonou Agreement and its predecessor the Lomé IV Convention have been challenged by the United States and four Latin American banana producers and held by the World Trade Organization, or WTO, to be inconsistent with WTO rules. In April 2001, the United States and the European Union announced an agreement by which the banana arrangements would be gradually phased out by 2006. The Jamaican banana industry has taken steps to become more competitive with other banana producers in anticipation of the phase-out of these arrangements. See “The Jamaican Economy — Principal Sectors of the Economy — Agriculture, Forestry and Fishing”. The Jamaican banana industry accounted for approximately 1.6 % of export earnings in 2003. See “The External Economy — Foreign Trade — Exports”.

Free Trade Area of the Americas

Jamaica is currently participating with all other countries of the Western Hemisphere (except Cuba) in the negotiations of the Free Trade Area of the Americas. The countries involved expect to establish a hemispheric free trade regime by 2005.

THE JAMAICAN ECONOMY

General

Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism and financial and insurance services. As an open economy, Jamaica is well integrated into the global economy with intraregional trade contributing prominently to overall economic activity.

Since the early 1980’s, successive governments have implemented structural reforms aimed at fostering private sector activity and increasing the role of market forces in resource allocation. During this period a large share of the economy has been returned to private sector ownership through divestment and privatization programs in areas such as agriculture, tourism, transportation, banking, manufacturing and communications. See “— Privatization”. Deregulation of markets, the elimination of price subsidies and price controls and the reduction and removal of trade barriers, have reduced or eliminated production disincentives and anti-export biases.

Beginning in 1990, Jamaica accelerated structural reform of the domestic economy by deregulating trade, prices and the foreign exchange market. Shortly thereafter, the economy experienced a sharp currency devaluation, high inflation and a slowdown in the growth of real gross domestic product, or GDP. Jamaica successfully introduced a stabilization program to curb inflation, but the tight monetary policies designed to control the rate of inflation also contributed to the reductions in the economy’s rate of growth experienced between 1997 and 1998. Since 1999 the Jamaican economy has experienced real GDP growth each year (ranging from 0.9% in 1999 to 2.3% in 2003).

In the early 1990’s, the reform process in Jamaica gained momentum with, among other developments, the overhaul and simplification of the tax system. In addition to changes in personal income tax and corporate tax regimes, a number of indirect taxes were removed and replaced with a value-added tax. A Tax Administration Reform Project was implemented in 1994 aimed at broadening the tax base, facilitating voluntary compliance with the tax laws, improving the effectiveness of tax administration and tax collection and controlling tax evasion. To enhance compliance, Jamaica implemented a Tax Registration Number system aimed at broadening the tax base through the assignment of identification numbers to individuals and businesses. See “Public Finance — Tax Reform”.

Recent financial sector reforms include amendments to financial and banking laws designed to enhance the supervisory role of the Bank of Jamaica, establish the Financial Services Commission to regulate non-deposit taking financial institutions, improve the efficiency of financial intermediation and improve the Bank of Jamaica’s ability to conduct monetary policy. See “Public Finance — Financial Sector Restructuring”, “The Monetary System — The Financial System” and “— Legislation and Regulation”.

In March 1996, Jamaica introduced its strategic plan for growth and development — the National Industrial Policy, or NIP. The NIP is intended to reinforce the private sector-led growth strategy that underpinned earlier economic reforms. The main components of this policy include:

•	macroeconomic policy aimed at creating the basis for growth in a stable environment;

•	an industrial strategy aimed at investment and trade promotion and developing the physical, economic and human infrastructure;

•	social policy aimed at alleviating poverty; and

•	environmental policy.

The NIP targets five industry clusters that focus on export and foreign exchange earnings as the foundation for long-term development:

•	tourism;

•	shipping and berthing;

•	agro-processing;

•	apparel; and

•	bauxite, alumina and nonmetallic minerals.

Gross Domestic Product

The Jamaican economy grew by 2.3% in 2003, its fifth consecutive year of GDP growth. This increase in real GDP in 2003 was primarily due to growth in all sectors except manufacturing. Real GDP in the agriculture, forestry and fishing sector grew by 4.7% in 2003, reversing the 7.0% decline recorded in 2002. The increased production was influenced mainly by improved weather conditions and increased domestic demand. The agriculture, forestry and fishing sector contributed 6.3% to GDP in 2003. Gross output from domestic agricultural production grew by 11.8%, which more than offset a 6.0% decline in gross output from export agriculture. The hotels, restaurants and clubs sector grew by 5.6%, mainly as a result of positive developments in tourism and contributed 6.3% to GDP in 2003. The mining and quarrying sector grew by 4.9% and contributed 5.7% to GDP. The electricity and water sector grew by 4.7% in 2003 and contributed 4.0% to GDP. The increase reflected growth in electricity demand, capacity expansion by the Jamaica Public Service Company, and improvements in water production mainly as a result of plant rehabilitation and improved maintenance. The manufacturing sector continued to be negatively affected by relatively high production costs and increased competition from imports. In 2003, the sector declined by 0.8% as a result of a decline in the food, beverage and tobacco sub-sector and lower levels of petroleum production as a result of the closure of the refinery in March and July 2003. Real GDP grew by 2.6% during the first three months of 2004, compared with the first three months of 2003. The increase was due primarily to growth in the mining, tourism, manufacturing and construction and installation sectors.

There are no commercial reserves of oil, gas or coal in Jamaica, and the country receives approximately 96.0% of its energy requirements from imported oil. Accordingly, increases in global oil prices may have a significant adverse effect on the Jamaican economy, particularly the competitiveness of the mining and quarrying and manufacturing sectors. Domestic energy output is limited to small hydropower plants, wood burning and the fiber left over from milled sugar cane. The main sources of imports of fuel are Venezuela, Mexico and the United States.

The following table shows real GDP by economic sectors at constant 1996 prices and as a percentage of GDP for the five years ending December 31, 2003:

Sectoral Origin of Gross Domestic Product(1)

	1999		2000		2001		2002		2003
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of J$ at constant 1996 prices, except percentages)
Agriculture, Forestry and Fishing	16,187.5	7.3	14,251.8	6.4	15,077.3	6.6	14,023.3	6.1	14,689.4	6.3
Export Agriculture	2,995.6	1.4	2,709.1	1.2	2,753.6	1.2	2,674.2	1.2	2,513.5	1.1
Domestic Agriculture	9,502.7	4.3	7,803.0	3.5	8,473.7	3.7	7,502.3	3.3	8,390.1	3.6
Livestock, Forestry and Fishing	3,689.2	1.7	3,739.7	1.7	3,850.0	1.7	3,846.8	1.7	3,785.8	1.6
Construction and Installation	20,912.3	9.4	21,056.0	9.4	21,523.9	9.5	22,030.3	9.6	22,293.6	9.5
Manufacturing	31,692.3	14.3	31,872.1	14.2	32,121.1	14.1	31,852.8	13.9	31,583.3	13.5
Mining and Quarrying	12,060.4	5.4	11,935.0	5.3	12,250.5	5.4	12,658.5	5.5	13,272.4	5.7
Bauxite and Alumina	11,743.9	5.3	11,590.6	5.2	11,884.7	5.2	12,317.0	5.4	12,893.3	5.5
Quarrying	316.4	0.1	344.5	0.2	365.7	0.2	341.5	0.1	379.1	0.2

Total Goods	80,852.4	36.4	79,115.0	35.4	80,972.7	35.7	80,564.9	35.1	81,838.7	34.9
Distributive Trade	50,044.7	22.5	50,631.9	22.6	50,621.5	22.3	50,685.3	22.1	51,209.0	21.8
Electricity and Water	8,382.4	3.8	8,569.3	3.8	8,633.3	3.8	9,033.9	3.9	9,460.3	4.0
Financial and Insurance Services	18,811.3	8.5	19,395.0	8.7	17,790.2	7.8	18,891.6	8.2	19,770.0	8.4
Government Services	23,217.8	10.5	23,145.2	10.3	23,279.3	10.3	23,361.0	10.2	23,416.9	10.0
Hotels, Restaurants and Clubs	13,533.2	6.1	14,264.6	6.4	14,051.0	6.2	14,060.5	5.8	14,841.7	6.3
Household and Private Non-Profit Institutions	1,104.0	0.5	1,086.2	0.5	1,089.1	0.5	1,094.9	0.5	1,098.8	0.5
Real Estate and Business Services	11,544.3	5.2	11,546.6	5.2	11,678.9	5.1	11,761.2	5.1	11,971.1	5.1
Transport, Storage and Communications	26,576.3	12.0	28,296.9	12.6	29,735.4	13.1	31,579.7	13.8	32,732.1	13.9
Other Services	4,048.3	1.8	4,040.9	1.8	4,047.3	1.8	4,131.6	1.8	4,274.0	1.8

Total Services	157,262.3	70.8	160,976.7	71.9	160,925.9	70.9	164,599.7	71.7	168,773.9	71.9

Less: Imputed Bank Service Charges	16,032.8	7.2	16,322.4	7.3	14,829.0	6.5	15,628.2	6.8	15,883.0	6.8
Gross Domestic Product	222,082.5	100.0	223,770.1	100.0	227,069.8	100.0	229,536.3	100.0	234,729.8	100.0

(1)	The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1986 to 1996.

Source: Statistical Institute of Jamaica and Planning Institute of Jamaica.

The following table shows the rate of growth of real GDP by economic sectors at constant 1996 prices for the five years ended December 31, 2003:

Rate of Growth of Real GDP by Sector(1)

	1999	2000	2001	2002	2003
	(%)
Agriculture, Forestry and Fishing	1.0	(12.0)	5.8	(7.0)	4.7
Export Agriculture	1.6	(9.6)	1.6	(2.9)	(6.0)
Domestic Agriculture	0.0	(17.9)	8.6	(11.5)	11.8
Livestock, Forestry and Fishing	3.1	1.4	3.0	(0.1)	(1.6)
Construction and Installation	(1.7)	0.7	2.2	2.4	1.2
Manufacturing	(1.9)	0.6	0.8	(0.8)	(0.8)
Mining and Quarrying	0.1	(1.0)	2.6	3.3	4.9
Bauxite and Alumina	(0.2)	(1.3)	2.5	3.6	4.7
Quarrying	12.8	8.9	6.2	(6.6)	11.0

Total Goods	(1.0)	(2.1)	2.3	(0.5)	1.6
Distributive Trade	(0.5)	1.2	0.2	0.3	1.0
Electricity and Water	4.6	2.2	0.7	4.6	4.7
Financial and Insurance Services	7.0	3.1	(8.3)	6.2	4.6
Government Services	0.0	(0.3)	0.6	0.5	0.0
Hotels, Restaurants and Clubs	2.7	5.4	(1.5)	(0.4)	5.6
Household and Private Non-Profit Institutions	(2.1)	(1.6)	0.3	0.5	0.4
Real Estate and Business Services	(1.5)	0.0	1.1	0.6	1.8
Transport, Storage & Communications	6.8	6.5	5.1	6.3	3.6
Other Services	(0.4)	(0.2)	0.2	2.1	3.4

Total Services	2.1	2.4	0.0	2.3	2.5

Less: Imputed Bank Service Charges	3.1	1.8	(9.1)	5.4	1.6
Gross Domestic Product	0.9	0.8	1.5	1.1	2.3

(1)	The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1986 to 1996.

Source: Statistical Institute of Jamaica.

Principal Sectors of the Economy

Tourism

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. Tourism accounted for 53.1% of gross foreign exchange earnings from the productive sector in 2003. In 2003, the accommodation sub-sector alone employed approximately 30,512 persons. Visitor arrivals in Jamaica have grown in the last decade, from 1.6 million visitors in 1993 to 2.5 million visitors in 2003. Total visitors’ accommodation has also grown during the last decade, from 18,935 rooms in 1993 to 20,625 rooms in 2003.

Jamaica’s tourist industry is continuing the growth trend which began during the latter half of 2002. Visitor arrivals increased by 16.5% from 2,131,785 in 2002 to an all-time high of 2,482,881 in 2003. Stop-over arrivals increased by 6.6% from 1,266,366 in 2002 to 1,350,285 in 2003. Cruise passenger arrivals increased by 30.9% from 865,419 in 2002 to 1,132,596 in 2003. For the first five months of 2004, stop-over arrivals totaled 608,945, a 9.5% increase over the same period in 2003, and cruise passenger arrivals totaled 543,435, a 1.3% increase over the same period in 2003. These increases in visitor arrivals during these periods as compared to 2001 and 2002 were mainly the result of improved travel confidence after the September 11, 2001 terrorist attacks and the war in Afghanistan, as well as increased advertising and the recovery in the global economy.

The United States, Jamaica’s major tourist market, accounted for 71.8% of total stop-over visitors in 2003, compared to 73.1% in 2002. Jamaica’s share of visitors from Europe increased from 14.1% in 2002 to 16.2% in 2003 due mainly to the strength of the Pound Sterling and the Euro relative to the US dollar, making Jamaican vacations quoted in US dollars more attractive to Europeans, increased advertising in the main European markets, and an increase in the number of flights from Europe, mainly from Italy, the United Kingdom and Germany.

Average hotel room occupancy in 2003 was 57.9%, representing an increase of 4.3% from the 55.5% occupancy rate of 2002 and a 2.8% increase over the 56.3% occupancy rate in 2001. Approximately 59.4% of hotel rooms in Jamaica are in the all-inclusive hotel category. In 2003, the average room occupancy rate of all-inclusive hotels was 69.3%. Two local hotel chains, Sandals Resorts International Limited and SuperClubs, operate the majority of the all-inclusive rooms.

Investment in visitor accommodation is growing as a number of major hotel projects reach completion, mainly along the North Coast of Jamaica from Negril to Ocho Rios. Since January 1999, several major hotel projects were completed and opened. Among them are the 430-room Ritz Carlton in Montego Bay, the 225-room Hedonism III Hotel in Runaway Bay, the 96-room FDR Pebbles in Trelawny and the 396-room Hotel Ríu in Negril. During 2002, five new hotels were constructed, providing an aggregate of approximately 123 additional rooms. These hotels were all in operation by March 2003. The second, 450-room Ríu property in Negril opened in May 2004. Ríu has recently acquired a third property in Ocho Rios, and plans to develop an 800- to 1,000-room hotel on the site. Work is also in progress on the expansion of Couples Swept-Away with the addition of 72 rooms. The Piñero Group’s Bahía Principe Hotels purchased property in Runaway Bay to construct three hotels with a total of 1,800 rooms over the next three years. The Sandals Whitehouse hotel, in which the Government will be the majority owner, is to be constructed on the south coast. This will be the first major resort to be established on the south coast and is expected to be a catalyst for future tourism development in that part of the island. Additionally, in late 2004, construction is expected to begin on three new hotel properties with a total of 950 rooms in Montego Bay to be developed by Iberostar. AM resorts plans to construct four hotel properties with a total of 1,400 rooms in Trelawny.

Total new investment over the next five years is expected to be in the range of US$550 million to US$600 million, excluding the cost of land acquisition. Some 5,000 rooms are expected to be constructed over the next five years.

In 2002, the Ministry of Industry and Tourism began assisting industry participants affected by the events of September 11, 2001 through an Emergency Incentive Scheme, or EIS, a short term scheme to provide benefits to the accommodation and attraction sub-sectors for the purposes of refurbishing their facilities. Approved applicants receive waivers and are part of a moratorium on payment of all taxes except for the General Consumption Tax. Industry participants also began receiving incentives from the Government in 2002 through the Hotel Incentive Act, the Resorts Cottages Incentive Act and the Short-term Incentives Program II, or STIP II. STIP II is the second phase of the EIS and is available only to accommodation facilities, particularly small and medium size entities that do not benefit from any other support administered by the Ministry. The Government continues to provide incentives to qualified applicants under these programs on an ongoing basis.

The following table shows the number of visitor arrivals for the five years ended December 31, 2003:

Visitor Arrivals

	1999	2000	2001	2002	2003	2003/2002 % Change
Foreign Nationals	1,147,135	1,219,311	1,186,996	1,179,083	1,262,108	7.0
Non-resident Jamaicans	101,262	103,379	89,520	87,283	88,177	1.0
Total Stop-over Visitors	1,248,397	1,322,690	1,276,516	1,266,366	1,350,285	6.6
Cruise Passengers	764,341	907,611	840,337	865,419	1,132,596	30.9

Total Visitors	2,012,738	2,230,301	2,116,853	2,131,785	2,482,881	16.5

Average Length of Stay (nights)	10.3	10.1	10.2	10.2	10.2	0.0

Source: Jamaica Tourist Board.

The following table shows the number of stop-over visitors by country of origin for the five years ended December 31, 2003:

Stop-over Visitors by Country of Origin

	1999	2000	2001	2002	2003	% Total of 2003
United States	870,019	942,561	916,681	925,629	969,699	71.8
United Kingdom	124,930	135,338	127,320	125,859	149,714	11.1
Other European	83,759	63,641	53,312	53,230	68,786	5.1
Canada	100,338	107,492	111,158	97,413	95,265	7.1
Caribbean	38,023	43,971	40,845	41,138	43,829	3.2
Latin America	15,634	14,703	14,815	11,864	10,886	0.8
Japan	8,411	7,779	5,446	4,664	4,182	0.3
Other	7,283	7,205	6,939	6,569	7,924	0.6

Total	1,248,397	1,322,690	1,276,516	1,266,366	1,350,285	100.0

Source: Jamaica Tourist Board.

The following table shows the percentage hotel room occupancy for the five years ended December 31, 2003:

Hotel Room Occupancy

	1999	2000	2001	2002	2003
	(%)
Kingston and St. Andrew	44.0	45.1	51.1	56.6	54.9
Montego Bay	59.5	62.8	59.7	54.7	58.4
Ocho Rios	59.5	59.3	59.1	58.7	61.6
Port Antonio	23.4	17.3	11.9	12.3	17.8
Mandeville	37.5	38.3	42.1	44.7	45.2
Negril	62.1	63.9	55.9	55.9	57.4
Total	57.0	58.5	56.3	55.5	57.9

Source: Jamaica Tourist Board.

The following table shows estimated visitor expenditure for the five years ended December 31, 2003:

Estimated Visitor Expenditure

	Stop-over US$ per person per day	Cruise US$ per Passenger Per day	Total Visitor Expenditure US$ Million	Visitor Expenditure % Change
1999	99.1	80.0	1,279.0	6.9
2000	98.1	80.6	1,332.6	4.2
2001	92.3	85.8	1,232.9	(7.5)
2002	91.7	80.7	1,209.0	(1.9)
2003	96.0	80.0	1,351.0	11.7

Source: Jamaica Tourist Board.

In 2002, Jamaica upgraded its tourist infrastructure with the construction of the Port Antonio Marina yachting facility in Portland. The facility will allow Jamaica to compete with other yachting destinations in the region. Currently the Marina accommodates fishing and sailing yachts. In 2003, a management and operations contract for the Marina was awarded to Westrec Marinas.

In 2000 and 2001, Jamaica also upgraded the country’s infrastructure to facilitate growth in the tourism sector. Projects completed by the end of 2001 included:

•	the expansion of the cruise ship pier in Ocho Rios to accommodate mega-liners;

•	the construction of the new development road in Ocho Rios;

•	the Montego Bay sewage improvement project;

•	the Ocho Rios sewage system;

•	the pipeline phase of the Negril sewage system;

•	the Negril water supply project; and

•	the Montego Bay drainage and flood control project.

In 2002 and 2003, Jamaica made progress on the Highway 2000 project, a joint public-private sector project expected to cost US$300 million. Approximately 80% of the funding for the project will be provided by the private sector. The first segment of phase one of the project, consisting of approximately 83 kilometers, has been completed. As for the construction of the Northern Coastal Highway between Negril and Port Antonio, the first phase, Negril to Montego Bay, has been completed. The second phase of the project, Montego Bay to Ocho Rios, is nearing completion and work on the third phase has recently begun. Additionally, Jamaica has worked on upgrading the Norman Manley International Airport and Sangster International Airport, which was divested in 2003. See “—Privatization”.

Funding for these projects comes from the European Investment Bank and the World Bank, as well as government funding and private investment in the form of loans or equity. Since 1997, Sangster International Airport has been a hub for Air Jamaica, which has increased the availability of flights and cargo space at that airport.

Potential future negative economic and other conditions in the United States and other countries may have an adverse effect on Jamaican tourism. Other factors that may affect the tourist industry include the availability of direct flights to and from the country, potential visitors’ perceptions of Jamaica’s crime rate, travel advisories issued by foreign authorities and development in other competing tourist destinations, including Mexico, the Dominican Republic, Florida, Cuba and other Caribbean destinations.

For 2003, Jamaica recorded a 10% overall decline in major crimes, and a 7% reduction in murders as compared to 2002. While the country continues to experience high levels of violent crime, approximately 65% of all murders occurred within the Kingston Metropolitan Region, including St. Andrew and St. Catherine. Measures taken by the Government in 1993 to enhance security, particularly in the major resort areas of the north coast where special tourist security personnel were assigned, have been successful in reducing crimes against tourists. Although perceptions of crime in Jamaica continue to have a negative impact on the tourism industry, there were no recorded homicides involving tourists in 2002. Crime and security issues within urban inner-city communities and the growth of the illegal transnational drug trade remain major challenges for Jamaica. On October 26, 2003, residents of the community of Flankers located on the outskirts of Montego Bay, St. James blocked roads in protest at the shooting of two members of that community during an operation by the security forces. The security forces restored calm and a special community liaison officer was assigned to the area to develop and maintain a peace management program. Jamaica believes that the incident did not have any noticeable impact on the tourism sector.

During 2003, Jamaica continued its program to modernize the country’s law enforcement infrastructure through:

•	the acquisition of new technologies and equipment;

•	enhanced training of the Security Forces;

•	greater reliance on intelligence; and

•	a major program of legislative reform.

During 2003, a program of targeted social interventions was developed to complement crime control initiatives. In addition, Jamaica continues to improve its cooperation with other countries in areas of crime prevention and interdiction, and has strengthened its partnership with the United States, Canada and the United Kingdom and regional countries, including Colombia.

Jamaica has also identified that the perception by tourists of harassment by peddlers poses a threat to the growth of the tourism industry. Jamaica is addressing this concern through a major anti-harassment drive that includes the appointment of a director of anti-harassment to closely monitor and coordinate supporting initiatives, the introduction of a fully computerized monitoring system for cruise ship piers, and the implementation of special training programs for security officers in resort areas as well as for workers in the tourism industry. In addition, fines for harassment have been increased.

In 1998, in recognition of the need to redefine its tourism product and to provide strategic direction to the growth and development of the tourism industry, Jamaica commissioned the preparation of a Master Plan for Sustainable Tourism. The strategy includes:

•	facilitating growth in selected areas;

•	enhancing the visitor experience through development of products from Jamaica’s culture;

•	creating heritage and diversified natural habitats; and

•	developing a model to foster more community involvement in the tourism sector.

Jamaica and the relevant members of the tourism sector have agreed upon the details of the Master Plan and its implementation. Jamaica believes that the implementation of the Master Plan will ensure Jamaica’s competitive position through product diversification and improvement, lead to the adoption of sound environmental practices and create opportunities to allow more Jamaicans to participate directly in the tourism sector. The implementation of the Master Plan will continue on an ongoing basis.

The tourism industry’s commitment to sound environmental practices was evidenced in 1998 by the selection of Jamaica as the pilot destination for the launch of the Green Globe Hotel Certification Program. The project was executed by the Environmental Audits for Sustainable Tourism initiative funded through the United States Agency for International Development, in collaboration with the Jamaica Hotels and Tourist Association. Through this program, environmental audits were conducted for twenty hotels and one tourism attraction. Four Jamaican hotels became the first in the world to attain Green Globe Certification.

Mining and Quarrying

The mining and quarrying sector of the Jamaican economy, dominated by the bauxite and alumina industries, is the country’s largest export sector. Jamaica is the fourth-largest producer of bauxite in the world. Mining and quarrying accounted for 5.7% of Jamaica’s GDP and recorded real GDP growth of 4.9% in 2003. The sector accounted for 30.2% of Jamaica’s exports of goods and services in 2003.

During 2003, bauxite production increased by 2.5% to 13,444,529 tonnes and export of bauxite decreased by 6.6% to 3,805,782 tonnes compared to 2002. Both the production and shipment of bauxite were affected by poor weather conditions in the last half of the year. Alumina production rose 5.9% to 3,843,610 tonnes and exports of alumina rose 5.6% to 3,839,900 tonnes compared with 2002. The increase in production was facilitated by the incremental capacity from expansion programs that came on stream in 2003.

Results of operations in the bauxite and alumina sector are sensitive to fluctuations in global commodity prices. Foreign exchange earnings in the bauxite and alumina sector rose 0.3% to US$772.4 million in 2003, compared to US$769.9 million in 2002. This increase in foreign exchange earnings was primarily due to higher alumina shipments and the rise in alumina prices in 2003 as compared to 2002. Earnings from bauxite exports fell from US$103.7 million in 2002 to US$89.4 million in 2003 due to lower shipments and lower export prices for crude bauxite.

Jamaica expects the average price of alumina in 2004, which is indexed to the price of aluminum, to be higher than the price in 2003 due to further recovery in alumina prices and to a tightening of alumina supply, which appeared in late 2002 and which, as projected, could last through 2005.

In the first six months of 2004, alumina production increased by 10.7%, totaling 2,093,448 tonnes as compared to the first six months of 2003. Bauxite production totaled 2,028,625 tonnes, a 3.6% decrease compared to the same period in 2003. Bauxite and alumina exports amounted to 2,055,052 tonnes and 2,050,963 tonnes, respectively, in the first six months of 2004. This represents a 5.9% increase in bauxite exports and a 9.4% increase in alumina exports as compared to the first six months of 2003.

In July 1998, the Government of Jamaica, the bauxite and alumina companies and the trade unions signed a memorandum of understanding, or Mining MOU, intended, among other things, to improve industrial relations in the sector, reduce long-term costs, further increase productivity and carry out modernization and expansion of plant capacities. As part of the Mining MOU, the parties tied wage increases in this sector to increases in productivity. Jamaica believes that the Mining MOU has already begun to result in lower costs, improved quality and better adherence to safety and environmental standards. In addition, the bauxite and alumina companies and the trade unions have historically entered into collective bargaining agreements. The current agreements, in keeping with the Mining MOU, cover extended contract periods of up to three and one-half years.

In late 2001, Jamaica revised the fiscal regime under which the bauxite industry operates, as part of its efforts to improve the competitiveness of the industry, attract additional investment and increase export earnings. The revisions to the regime involve a withdrawal of the bauxite production levy on certain specified conditions, including a minimum expansion capacity.

As a result of the new fiscal regime, capacity at the JAMALCO alumina plant has been expanded. In 2003, JAMALCO completed its expansion, which increased capacity by 250,000 tonnes. In addition, the Aluminum Company of America (Alcoa) has announced plans to further expand the JAMALCO plant by 1.5 million tonnes. The Alpart alumina plant is also undergoing incremental expansion that will add 150,000 tonnes to its existing capacity of 1.5 million tonnes during 2004.

In 1999, two major consolidations in the aluminum industry were approved by the relevant regulatory agencies in the United States and the European Union. In the first, Alcoa acquired all the assets of Reynolds Metals Company, with the exception of its alumina operations. In the second, Aluminum Company of Canada (Alcan) merged with one of the largest European integrated producers, Alusuisse Lonza. The Alcan merger resulted in the divestment of Alcan’s Jamaican assets, including two alumina refineries with a combined capacity of 1.2 million tonnes, to Glencore International AG. Alcan plans to continue to purchase the output from these facilities for the foreseeable future.

In early 2002, a third major consolidation took place with the acquisition by Norsk Hydro ASA of Norway of the German integrated producer Vereinigte Aluminium Werke Aluminium AG.

In February 2002, Kaiser Aluminium Corporation, which is a 49% partner and operational manager of the Kaiser bauxite export plant in Jamaica and a 65% joint venture partner in the Alpart alumina plant, filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, primarily due to the sustained downturn in the aluminum industry, especially in sectors such as aerospace that were particularly affected by the events of 11 September 2001. As part of its Chapter 11 Reorganization Plan, Kaiser has decided to sell various facilities worldwide. In the case of Jamaica this involves the company’s 65% stake in the Alpart refinery and the 49% stake in Kaiser Jamaica Bauxite Company which mines and exports crude bauxite. In June 2004, Hydro Aluminum a.s., which owns 35% of Alpart, exercised its pre-emptive right of first refusal to acquire the Alpart stake, which it has subsequently sold to Glencore A.G. A partnership between Noranda Inc. and Century Aluminium Ltd. is set to acquire the Kaiser Jamaica Bauxite Co. stake.

Jamaica believes that it has mineable bauxite reserves sufficient to last approximately 50 years under current expectations about mining practices and market demand. This estimate of reserves is based on a range of technological and economic factors, and is subject to revision from time to time. In addition, the cost of exploiting mineable reserves can vary significantly depending on such factors as the location and mineralogical character of the reserves and technological progress in the industry.

The following table shows the production, exports, prices and earnings of the bauxite and alumina sector for the five years ended December 31, 2003:

Bauxite and Alumina Sector

	1999	2000	2001	2002 (1)	2003 (2)
Bauxite
Production (tonnes)	11,688,481	11,126,524	12,369,647	13,119,449	13,444,529
Exports (tonnes)	2,795,368	2,118,908	3,617,767	4,074,111	3,805,782
Prices (US$ per tonne) (3)	20.0	21.1	26.1	25.5	23.4
Earnings (US$ million) (4)	55.9	44.7	94.4	103.7	89.4
Alumina
Production (tonnes)	3,569,633	3,600,125	3,542,385	3,630,587	3,843,610
Exports (tonnes)	3,607,196	3,642,538	3,551,954	3,635,859	3,839,900
Prices (US$ per tonne) (3)	176.6	191.1	181.1	183.2	177.9
Earnings (US$ million) (4)	637.0	696.0	643.5	666.2	683.0
Total Earnings (US$ million)	692.9	740.7	737.9	769.9	772.4

(1)	Revised.

(2)	Preliminary.

(3)	Average price received.

(4)	Includes exports of hydrate.

Source: Jamaica Bauxite Institute.

Manufacturing

During the five years ended December 31, 2003, real GDP in the manufacturing sector declined by an average of 0.5% per year. This decline was due largely to a contraction of the textile and apparel sub-sector partly as a result of the implementation of the North American Free Trade Agreement, which granted preferential treatment to certain competitors. The manufacturing sector grew marginally by 0.8% in 2001 but declined by 0.8% 2002 and 0.8% in 2003, due mainly to lower production of petroleum products and processed foods, primarily sugar, molasses and cigarettes. The number of factory closures decreased from six in 2002 to four in 2003. Manufacturing accounted for 13.5% of Jamaica’s GDP and 3.8% of Jamaica’s exports of goods and services in 2003.

Since 1997, Jamaica has undertaken initiatives aimed at increasing long-term growth and exports in the manufacturing sector, and facilitating improved international competitiveness and higher levels of productivity. These initiatives include the provision of concessionary rates of financing, technical support, increased incentives and the fostering of strong linkages among key Government institutions. Since FY 1996/97, Jamaica has provided a total of J$166.0 million to finance a program of assistance to the textile and apparel industry and has also undertaken several measures to enhance output levels in the manufacturing sector. These measures included:

•	the removal of tariffs on capital goods and non-competing raw materials;

•	the waiver of the GCT on capital equipment; and

•	the implementation of:

•	an accelerated depreciation plan;

•	an interest rebate scheme for exporters,

•	a plan for low-interest financing of working capital by the Export-Import Bank of Jamaica; and

•	a government-sponsored debt restructuring program through the National Development Bank.

In addition, Jamaica Promotions Limited, or JAMPRO, Jamaica’s investment promotion agency, together with the Industry Advisory Council for Apparel, has developed a five-year strategic plan aimed at the revitalization and expansion of the industry.

In April 1999, Jamaica and the Jamaica Manufacturers Association signed a memorandum of understanding, or MOU. Pursuant to the MOU, both parties agreed to collaborate on initiatives and programs designed to increase competitiveness and production in the sector.

During 2003, Jamaica’s policies for the sector included the continued provision of concessionary loans to assist manufacturers and the continuation of the modernization of the industry to facilitate increased levels of productivity through enhanced domestic and international competitiveness.

Agriculture, Forestry and Fishing

Results in the Jamaican agriculture, forestry and fishing sector historically have been very sensitive to weather conditions. Agriculture production was affected by intermittent drought conditions during 1997 and flood rains in 1999, 2001 and 2002. In response to a severe island wide drought in 1997, Jamaica prepared a National Irrigation Development Plan that includes 51 projects to be implemented over 17 years and will result in the irrigation of 20,000 hectares, 7,450 hectares of which will be newly irrigated lands.

In 2003, real GDP in the agriculture, forestry and fishing sector increased by 4.7% due to improved weather conditions which facilitated growth in domestic crop production and an increased demand for domestically produced poultry. Agriculture, forestry and fishing accounted for 6.3% of Jamaica’s GDP in 2003. The rise in output in 2003 reflected a recovery from the effects of flooding in 2002, favorable weather conditions in 2003 and the impact of Government assistance for the flood relief programs.

Since 1997, Jamaica has undertaken several initiatives to improve productivity and product quality while lowering production costs in the sugar and banana industries. In November 1997, Jamaica commenced a program to provide support to the local sugar industry, which had been experiencing significant problems arising out of the 1997 drought, fluctuations in European Currency Unit exchange rates and other factors. The program provides loans for replanting of sugar cane, financial assistance for factory upgrading and rehabilitation, restructuring of a number of entities and improvements in field operations. The total cost of the program was US$100 million, which was partly funded in February 1999 by a €65 million loan facility. The facility, which is guaranteed by Jamaica and securitized with the proceeds from sugar exports to Europe, was restructured in January 2000 and increased to €84 million to include a facility to fund the short-term and medium-term capital needs of the industry. In 2002, this facility was again restructured and replaced by a €90 million loan facility. In 2003, sugar cane production totaled 1,775,500 tonnes, a 9.7% decline relative to 2002.

With respect to the banana industry, Jamaica participates in two externally supported projects that began in 1996: the United Kingdom/Northern Ireland/Jamaica Government project, aimed at reducing rejection due to peel scarring, and a European Union project, aimed at improving the competitiveness of the banana industry. See “Jamaica — International Relationships — Cotonou Agreement”. Companies in the banana industry in Jamaica are also making efforts to increase competitiveness by diversifying and improving productivity. New products developed include banana-based drinks, banana flour and cereal products. Efforts to improve productivity include eliminating redundant labor and reducing labor costs through lower wage settlements. See “— Employment and Labor”.

The following table shows the production of selected agricultural products for the five years ended December 31, 2003:

Production of Selected Agriculture Products

	1999	2000	2001	2002	2003
	(in tonnes)
Sugar cane	2,313,000	2,025,166	2,231,000	1,965,500	1,775,700
Yams	195,689	147,709	157,557	148,152	152,238
Bananas (1)	52,208	42,025	43,052	39,986	39,936
Potatoes	32,668	26,555	31,581	25,406	30,305
Citrus	183,184	150,141	138,479	136,738	140,197
Coffee	13,136	16,485	13,408	16,202	14,142
Cocoa	2,549	1,836	2,325	1,918	1,834
Pimento (1)	1,450	1,350	1,000	950	900

(1)	Includes only export production data.

Source: Planning Institute of Jamaica.

Construction and Installation

After declining by 1.7% in 1999, real GDP for the construction and installation sector increased by 0.7% in 2000, 2.2% in 2001, 2.4% in 2002 and 1.2% in 2003, due largely to increases in road construction and higher levels of work-in-progress in residential housing. The construction and installation sector accounted for 9.5% of Jamaica’s GDP in 2003. Performance indicators which registered positive growth in 2003 included:

•	mortgage values, which increased by 25.7%;

•	cement production, which increased by 0.2%;

•	commercial bank loans and advances to the construction sector, which increased by 101.3%;

•	increased production of selected aggregates used in building construction; and

•	electrical inspections, the number of which increased from 24,630 units to 27,008 units.

However, housing starts declined in 2003 by 50.4%, due mainly to a decrease in housing starts by the National Housing Trust (NHT) as more than 90% of NHT-financed activities in 2003 related to build-on-own land and home improvement and only 10% to housing starts. Housing starts by the private sector increased from 760 units in 2002 to 1,066 units in 2003.

Privatization

Jamaica’s privatization program commenced in the early 1980’s with the divestment of public services and small entities such as garbage collection and sanitation services. Larger sales have included interests in the hotel sector, the National Commercial Bank, Telecommunications of Jamaica Limited, Air Jamaica Limited, Petrojam-Belize and the Caribbean Cement Company Limited. Jamaica continued its program of privatization by divesting 80% of its interest in the power and energy company, Jamaica Public Service Company Limited in 2001. In addition, the divestment of the management of the transhipment terminal of the Kingston seaport to APM Terminals and Amalgamated Stevedoring Co. Ltd., a consortium of foreign and local entities, was approved in October 2001. The consortium assumed management of the terminal in February 2002. Additionally, a 30-year concession for the development and operation of Sangster International Airport was granted to Montego Bay Jamaica Airports Limited, a consortium of four foreign companies (Vancouver Airport Services Limited, Dragados Concessions S.A., Agencies Universares S.A. and Ashtrom Limited), in March 2003. Since then the Sangster International Airport has been managed by the Montego Bay Jamaica Airports Limited.

The sale of Aqualapia Limited, the owner of a fish farm, was finalized in March 2003. The farm was leased to Aquaculture Limited, which has been a subsidiary of Jamaica Broilers Limited since 1991.

In connection with the privatization of Air Jamaica Limited in 1994, Jamaica retained ownership for its own account of 25.0% of the airline’s ordinary shares and ownership of an additional 5.0% of its ordinary shares, which Jamaica was contractually obligated to contribute to an employee share ownership plan. Since privatization, Jamaica has provided US$169.0 million in loans and assistance to the airline. A Shareholders’ Agreement is currently being drafted to give effect to Jamaica’s announced intention to convert this US$169.0 million in loans and assistance to share capital. The conversion would result in Jamaica owning for its own account 45.0% of the ordinary shares of the airline and an amount of preference shares to be determined. Jamaica has also guaranteed a US$45.0 million loan to the airline by Conclear Limited, which would remain outstanding after the conversion.

The following table shows a summary of certain major entities privatized and the proceeds received by Jamaica since 1986 in relinquishing its majority or residual ownership:

Summary of Certain Major Jamaican Entities Privatized (By Sale)(1)

Entity	Year(s) of Privatization	Type of Sale	Payment Received in J$ Million	Payment Received in US$ Million	Sector
National Commercial Bank	1986	Shares	156.0	N/A	Banking/Finance
Caribbean Cement Co. Ltd.	1987	Shares	142.7	N/A	Manufacturing
Telecommunications of Jamaica Ltd.	1987-1990	Shares	610.3	42.8	Communications
Wyndham Rose Hall Hotel	1989	Assets	21.9	18.0	Tourism
Jamaica Hotel	1989	Assets	45.0	8.0	Tourism
Eden II Hotel	1989	Assets	27.7	5.0	Tourism
Hedonism II Hotel	1989	Assets	63.2	10.8	Tourism
Trelawny Beach Hotel	1989	Assets	29.8	5.1	Tourism
Jack Tar Hotel	1990	Assets	24.2	3.5	Tourism
Wyndham New Kingston Hotel	1990	Assets	65.0	N/A	Tourism
Radio Jamaica	1991	Shares	15.7	N/A	Communications
Mallards and Americana Hotels	1991	Assets	N/A	27.0	Tourism
National Commercial Bank	1992	Shares	277.0	11.0	Banking/Finance
Caribbean Steel Co. Ltd.	1992	Shares	163.4	N/A	Manufacturing
Caribbean Cement Co. Ltd.	1993	Shares	168.0	N/A	Manufacturing
Sugar Estates	1993	Assets	1,360.0	N/A	Agri-Business
Grains Jamaica Limited	1994	Shares	33.9	N/A	Manufacturing
Holiday Inn — Montego Bay	1994	Assets	N/A	22.0	Tourism
Air Jamaica Ltd.	1994	Assets/Shares	270.6	18.1	Transportation
Victoria & Eastern Banana	1995	Shares	330.0	N/A	Agri-Business
Trans-Jamaican Airline	1995	Shares	40.0	N/A	Transportation
Jamaica Grain & Cereal Ltd.	1996	Shares	12.0	N/A	Manufacturing
Jamaica Broadcasting Corporation	1997	Assets	20.0	N/A	Communications
Petrojam — Belize	1999	Assets	N/A	5.0	Agriculture
Caribbean Cement Co. Ltd.	1999	Shares	N/A	29.8	Manufacturing
Jamaica Merchant Marine	1999	Assets	N/A	2.43	Transportation
Spring Plains — Packing Line	2000	Assets	0.08	N/A	Agriculture
Ashtrom Jamaica Limited	2000	Shares	22.0	N/A	Housing
Jamaica Public Service Co. Ltd.	2001	Shares	N/A	201.0	Energy
Aqualapia Limited	2002	Lease	N/A	N/A	Agri-Business
Sangster International Airport	2003	Lease	N/A	N/A	Transportation

(1)	Where payment is received in both JA dollars and US dollars for certain sales, the amounts listed above are not equivalencies, but represent the portion of the payment received in each currency. This table does not include entities divested by FINSAC.

Source: National Investment Bank of Jamaica Limited, Ministry of Finance and Planning.

Inflation

The macroeconomic stabilization program introduced in 1991, which focused on lowering inflation through tight fiscal and monetary policies and stability in the foreign exchange market, has contributed to a consistent reduction in the rate of inflation. Macroeconomic stability continues to be a primary focus of Jamaica under the National Industrial Policy, as Jamaica regards consistent low levels of inflation as the cornerstone of sustained long-term economic growth.

The inflation rate decreased from a high of 80.2% in 1991 to 7.3% in 2002. However, in 2003 the inflation rate increased to 14.1%. This increase was due mainly to the depreciation in the exchange rate and the impact of the new tax measures implemented in April 2003. The new tax package entailed the imposition of the General Consumption Tax, or GCT, on previously exempt and zero-rated goods and services (for which a tax rate of 0% is applied but for which income tax can be reclaimed on inputs), as well as a 2% user fee on all imported goods and services. The inflation rate for the first five months of 2004 was 3.0%.

Inflation rates in Jamaica are subject to a variety of factors, only some of which are in Jamaica’s control. Factors other than Jamaica’s policies that affect the rate of inflation include the rate of inflation of Jamaica’s main trading partners, international commodity prices, fluctuations in the exchange rate and weather conditions in the agriculture sector.

The following table shows the changes in the consumer price index for the five years ended December 31, 2003:

Year	Consumer Price Index Increase Over Previous Year
(%)
1999	6.8
2000	6.1
2001	8.8
2002	7.3
2003	14.1

Source: Statistical Institute of Jamaica

Employment and Labor

In 2003, the total labor force in Jamaica comprised 1,098,800 persons, representing a 2.3% decline compared to 1,124,500 persons in 2002. The service sector employed 63.1% of the employed labor force in 2003, while the goods-producing sector accounted for 36.7% of the employed labor force in the same period. The agriculture and manufacturing sub-sectors accounted for 20.1% and 6.9% of the employed labor force, respectively. In 2003, three labor force surveys were conducted (in April, July and October). Only two labor force surveys were conducted in each of 2001 (in January and April) and 2002 (in April and October), instead of the usual four, as resources of the Statistical Institute of Jamaica, which conducts the labor force surveys, were re-directed to conducting the census of 2001 and a 2002 survey of living conditions. Accordingly, for the purpose of comparison, the figures below for 2001, 2002 and 2003 represent only two quarters for each year.

Average employment in 2003 was 954,600, compared to 954,300 in 2002. The average unemployment rate was 13.1% in 2003, down significantly from 15.2% in 2002. The unemployment rate in Jamaica during the past five years has been relatively stable, ranging from a high of 15.7% in 1999 to a low of 13.1% in 2003.

There were 22 reported work stoppages and 65,976 man-days lost in 2003, compared to 27 reported work stoppages and 5,642 man-days lost in 2002. These work stoppages occurred mainly in the community, social and personal services sector and to a lesser extent in the mining, agriculture, forestry and fishing sectors. The sharp increase in man-days lost in 2003 was due to work stoppages by members of the Jamaica Teachers’ Association and the Jamaica Urban Transit Company Limited, the main provider of public urban transportation. In 1998, the Government, the bauxite and alumina producers and unions signed a memorandum of understanding, or MOU, which for the first time linked wage growth to productivity growth. This MOU applies to all of Jamaica’s bauxite and alumina producers and a majority of the workers. A similar agreement has already been adopted in the water and manufacturing sectors. See “– Principal Sectors of the Economy – Manufacturing”. In February 2004, the Government and the major trade unions representing public sector workers signed a MOU which effectively agrees to a wage freeze for public sector employees for FY 2004/05 and FY 2005/06.

The following table shows certain labor force and employment data for the five years ended December 31, 2003:

Labor Force and Employment

	1999 (1)	2000 (1)	2001 (2)	2002 (3)	2003 (3)
	(in thousands of persons, except percentages)
Total Population(4)	2,581.8	2,597.1	2,612.5	2,625.2	2,641.6
Labor Force	1,119.1	1,105.3	1,104.8	1,124.5	1,098.8
Employed	943.9	933.5	939.4	954.3	954.6
Unemployed	175.2	171.8	165.4	170.1	144.2
Unemployment Rate (%)	15.7	15.5	15.0	15.1	13.1
Job-Seeking Rate (%)	7.1	7.7	6.2	6.4	6.2
Labor Force Participation Rate (%)	64.5	63.3	63.0	63.6	62.0

(1)	Labor force statistics reflect annual averages.

(2)	Labor force statistics for these periods reflect averages of January and April figures only.

(3)	Labor force statistics for these periods reflect averages for April and October figures only.

(4)	End of year population.

Source: Statistical Institute of Jamaica

Legal Proceedings

The Ministry of Transport and Works granted franchises to the National Transport Cooperative Society, or NTCS, in March 1995 to operate buses in the Kingston Metropolitan area. The Ministry of Transport and Works terminated the franchises with NTCS in September 1998. NTCS, in arbitration proceedings with the Ministry of Transport and Works, is claiming damages of approximately J$50 billion, plus interest, alleging breach of contract resulting from the termination of the franchises. On October 2, 2003 an arbitration tribunal awarded to NTCS the sum of J$4.5 billion, plus interest, to be paid by the Government. The Government commenced legal proceedings in the Supreme Court of Jamaica on October 27, 2003 challenging this award. The Government’s application to set aside the NTCS arbitration award was heard by the Supreme Court on June 8, 2004 and June 11, 2004, and the Government is awaiting the Court’s judgement.

THE EXTERNAL ECONOMY

Balance of Payments

Jamaica’s balance of payments is dependent on international economic developments, as well as domestic economic policies and programs. In 2003, the balance of payments deficit widened to US$432.1 million from US$243.7 million in 2002. The 2003 balance of payments deficit was mainly due to a reduction in official foreign capital inflows resulting from a decrease in capital raising in the international capital markets during 2003 as compared to 2002. See “Public Sector Indebtedness – External Debt”. In 2003, the current account deficit decreased by 10.3% to US$1,003.3 million from US$1,118.2 million in 2002. The improvement in the current account deficit was primarily associated with increases in the levels of receipts from services and current transfers. During the January through February 2004 period, the balance of payments recorded an overall surplus of US$309.0 million, largely due to the increase in official investment inflows. For the same period in 2004, the current account deficit improved by US$187.8 million to a deficit of US$84.3 million from a deficit of US$272.1 million during the corresponding period in 2003. The current account measures the trade balance plus the balance on services, income, private unrequited transfers and official unrequited transfers.

The merchandise trade deficit increased by 4.2% to US$1,949.3 million in 2003 from US$1,870.3 million in 2002, reflecting the effect of an increase in imports that outweighed the increase in exports. For the purposes of this paragraph, exports include free-zone exports and goods procured in ports, and imports are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports. The value of exports increased by 3.6% to US$1,356.5 million in 2003 from US$1,309.2 million in 2002, primarily due to the increase in export earnings from alumina. The value of imports expanded by 4.0% to US$3,305.9 million in 2003 from US$3,179.5 million in 2002, primarily due to the increase in fuel imports, which was influenced by the rise in oil prices in the international markets. See “The Jamaican Economy – Principal Sectors of the Economy”. For the January through February 2004 period, the merchandise trade deficit improved to US$258.1 million from US$398.2 million in the corresponding period in 2003, reflecting a 22.6% increase in exports and a 15.5% reduction in imports.

The surplus on the services account increased by 64.2% to US$444.4 million in 2003 from US$270.7 million in 2002. This increase reflected the recovery from the negative impact of the terrorists attacks on the United States in 2001, the war in Afghanistan in 2002 and a general recovery in the world economy. Net income outflows increased by 4.6% to US$633.3 million in 2003 from US$605.5 million in 2002, mainly due to higher net outflows of investment income. During the January through February 2004 period, the surplus on the services account increased by 14.2% to US$85.0 million compared with US$74.4 million during the corresponding period in 2003 primarily reflecting higher receipts from tourism. During the same period, net income outflows were US$115.0 million, a 9.9% decline as compared to US$127.5 million in the corresponding period in 2003, reflecting lower net outflows of investment income.

Net transfers grew consistently over the five years ending December 31, 2003, primarily as a result of increased remittances by Jamaicans living abroad. In 2003, net transfers increased by 4.4% to US$1,135.3 million from US$1,086.9 million in 2002. For the January through February 2004 period, net transfers were US$203.8 million, as compared to US$179.2 million in the corresponding period in 2003.

The balance of payments results in 2003 were influenced by the reduction in official investment flows resulting from a decrease in capital raising in the international capital markets during 2003 as compared to 2002. See “Public Sector Indebtedness – External Debt”. The decline in foreign capital inflows also impacted net international reserves, which decreased to US$1,165.0 million at December 31, 2003 from US$1,597.0 million at December 31, 2002. At February 29, 2004, the net international reserves had increased to US$1,474.0 million.

The following table shows Jamaica’s balance of payments for the five years ended December 31, 2003:

Balance of Payments

	1999	2000	2001	2002	2003(1)
	(in millions of US$)
Current Account	(216.3)	(367.4)	(757.5)	(1,118.2)	(1,003.3)
Goods Balance	(1,186.5)	(1,441.5)	(1,618.2)	(1,870.3)	(1,949.3)
Exports(2)	1,499.1	1,562.8	1,454.4	1,309.2	1,356.5
Imports(3)	2,685.6	3,004.3	3,072.6	3,179.5	3,305.9
Services Balance	655.4	603.2	383.1	270.7	444.4
Transportation	(233.6)	(256.6)	(256.2)	(245.6)	(204.5)
Travel	1,052.4	1,123.9	1,026.2	950.6	1,075.3
Other Services	(163.4)	(264.1)	(386.9)	(434.3)	(426.4)
Goods and Services Balance	(531.1)	(838.3)	(1,235.1)	(1,599.6)	(1,505.0)
Income	(332.5)	(349.9)	(437.8)	(605.5)	(633.3)
Compensation of Employees	70.3	67.4	74.6	82.1	75.5
Investment Income	(402.8)	(417.3)	(512.4)	(687.6)	(708.8)
Current Transfers	647.3	820.8	915.4	1,086.9	1,135.0
General Government	45.8	147.9	119.7	107.6	84.7
Other Sectors	601.5	672.9	795.7	979.3	1,050.3
Capital And Financial Account	216.3	367.4	757.5	1,118.2	1,003.3
Capital Account	(10.9)	2.2	(23.6)	(16.9)	(17.1)
Official	4.1	15.6	2.2	0.2	0.1
Private	(15.0)	(13.4)	(25.8)	(17.1)	(17.2)
Financial Account	227.2	365.2	781.1	1,135.1	1,020.4
Other Official Investment	(331.4)	383.6	653.4	77.1	(367.8)
Other Private Investments (including errors and omissions)	425.0	504.6	993.1	814.3	956.0
Increase/(Decrease) in reserves(4)	(133.6)	523.0	865.4	(243.7)	(432.1)

(1)	Preliminary.

(2)	Based on recommendations contained in the IMF’s Balance of Payments Manual, exported goods include free-zone exports and goods procured in ports.

(3)	Based on recommendations contained in the IMF’s Balance of Payments Manual, imported goods are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports.

(4)	Official International Reserves held by Jamaica and the Bank of Jamaica.

Source: Bank of Jamaica.

Foreign Trade

Total merchandise trade (exports plus imports) between Jamaica and its foreign trade partners in 2003 increased by 4.0% to US$4,874.4 million, as compared to US$4,687.8 million in 2002. The merchandise trade deficit rose by 1.2% in 2003 to US$2,483.4 million, as compared to US$2,453.2 million in 2002.

The deficit in 2003 resulted from a 3.0% increase in the value of imports, principally due to higher importation of fuels and other raw materials, which outweighed a 7.0% increase in exports. The increase in exports was primarily due to higher exports of alumina.

The following table shows the performance of merchandise trade for the five years ended December 31, 2003:

Merchandise Trade

	Imports (1)	% Change	Exports (2)	% Change	Balance	% Change
	(in millions of US$, except percentages)
1999	2,959.5	(2.3)	1,245.7	(5.4)	(1,713.8)	0.0
2000	3,307.2	11.7	1,301.0	4.4	(2,006.2)	17.1
2001	3,402.6	2.9	1,223.3	(6.0)	(2,179.5)	8.6
2002	3,570.5	4.9	1,117.3	(8.7)	(2,453.2)	12.6
2003(3)	3,678.9	3.0	1,195.5	7.0	(2,483.4)	1.2

(1)	Merchandise imports are cost, insurance and freight, or c.i.f., values, which differ in presentation from the import values presented in the balance of payments.

(2)	Merchandise exports are cost, insurance and freight, or c.i.f., values, which differ in presentation from the export values presented in the balance of payments.

(3)	Preliminary.

Source: Statistical Institute of Jamaica.

Exports

Total exports during 2003 increased by 7.0% to US$1,195.5 million, compared to US$1,117.3 million in 2002, primarily due to the increase in earnings from alumina. See “The Jamaican Economy — Principal Sectors of the Economy —Mining and Quarrying”. The value of sugar exported in 2003 amounted to US$66.3 million, which was marginally higher than the US$66.2 million exported in 2002. Banana exports were valued at US$18.8 million in 2003, which was 6.8% higher than the US$17.6 million exported in 2003. For the purposes of this discussion, exports exclude free-zone exports and goods procured in ports.

Exports of apparel, the largest foreign exchange earner in the non-traditional category of exports, continued to decline in 2003, with earnings amounting to US$11.4 million, 39.7% below earnings in 2002. This trend reflects the decreased competitiveness of apparel exports due to higher production costs and the favorable trade treatment afforded to competing apparel exporting countries such as Mexico, in the United States market. The implementation of the United States Trade and Development Act of 2000, which provides Caribbean countries including Jamaica with NAFTA-like privileges, may remove some of the structural barriers in the United States to non-traditional exports from these countries. See “Jamaica — International Relationships — The Trade and Development Act of 2000”.

The following table shows Jamaica’s exports by sector for the five years ended December 31, 2003:

Exports (1)

	1999	2000	2001 (2)	2002 (3)	2003 (3)
	(in millions of US$)
Traditional Exports
Agriculture
Banana	29.8	22.9	18.3	17.6	18.8
Citrus	4.3	3.8	4.0	2.0	3.2
Coffee	23.9	32.3	29.9	32.0	28.9
Cocoa	1.1	0.6	1.5	0.9	2.2
Pimento	4.9	4.9	3.5	2.6	2.8

Total	64.0	64.5	57.2	55.1	55.9
Mining and Quarrying
Bauxite	55.9	45.5	93.8	106.3	90.1
Alumina	626.5	684.3	642.6	603.8	688.4
Gypsum	1.2	2.2	2.0	0.9	1.0

Total	683.6	732.0	738.4	711.0	779.5
Manufacturing
Sugar	95.2	83.3	70.5	66.2	66.3
Rum	27.6	26.4	28.8	34.5	27.4
Citrus Products	0.2	1.1	0.2	0.2	0.2
Coffee Products	0.8	0.8	0.8	0.7	0.6
Cocoa Products	1.6	1.7	1.4	1.3	1.2

Total	125.4	113.3	101.7	102.8	95.7

Total Traditional Exports	873.0	909.8	897.3	868.9	931.1

Non-Traditional Exports
Food and Beverage
Cucumbers	0.0	0.1	0.1	0.0	0.0
Pumpkins	1.1	0.8	0.7	0.6	0.6
Dasheens	1.5	0.8	1.2	1.0	1.2
Sweet Potatoes	2.1	1.4	1.7	1.5	1.8
Yams	12.9	11.9	14.1	13.2	14.2
Mangoes	0.9	0.8	1.0	0.5	0.9
Papayas	4.9	3.4	3.8	4.2	2.7
Fish, Crustaceans & Mollusks	14.7	10.0	11.8	5.5	7.8
Other Food Exports	43.5	46.6	59.9	56.3	65.2
Beverages and Tobacco (excluding rum)	28.9	33.4	19.5	21.5	26.0

Total	110.5	109.2	113.8	104.3	120.4
Inedible Materials
Cut Flowers	0.3	0.2	0.2	0.1	0.1
Foliage & Other Live Plants	0.4	0.1	0.1	0.0	0.0
Limestone	0.6	1.6	1.2	1.2	1.1
Other	3.3	3.4	2.9	3.7	4.7

Total	4.6	5.3	4.4	5.0	6.0
Apparel	159.1	149.1	88.5	18.9	11.4
Furniture	0.7	0.4	0.8	0.8	0.8
Other Exports	63.3	85.3	92.4	99.6	96.8

Total Non-Traditional Exports	338.2	349.3	299.8	228.6	235.4
Re-Exports	34.5	41.9	25.9	19.8	29.1

Total Exports	1,245.7	1,301.0	1,223.0	1,117.3	1,195.5

(1)	Merchandise exports are cost, insurance and freight, or c.i.f., values, which differ in presentation from the export values presented in the balance of payments.

(2)	Revised.

(3)	Preliminary.

Source: Statistical Institute of Jamaica.

The Jamaican sugar and banana industries and, less significantly, traditional rum and rice suppliers, currently enjoy preferential trade arrangements with respect to exports to the European Union pursuant to the Cotonou Agreement. The future of these preferential trade arrangements is important to Jamaica, as the EU is the only region with which Jamaica has consistently maintained a trade surplus. The Cotonou Agreement also provides guaranteed access to European markets for certain maximum amounts of Jamaican sugar exports.

The special arrangements for the importation of bananas provided by the Cotonou Agreement and its predecessor, the Lomé IV Convention, have been challenged by the United States and four Latin American banana producers. The WTO has ruled that these preferential access arrangements for ACP bananas unfairly restricts banana-producing Central and Latin American countries’ access to the European market. In April 2001, the United States and the European Union announced an agreement by which the banana arrangements would be gradually phased out by 2006. See “Jamaica — International Relationships — Cotonou Agreement”.

The Jamaican banana industry has taken steps to make the industry more competitive in anticipation of the phase-out of the special arrangements under the Cotonou Agreement. The Jamaican banana industry accounted for approximately 1.6% of export earnings for 2003, which was unchanged from 2002. Jamaica has already commenced initiatives designed to improve the competitiveness of Jamaican bananas. See “The Jamaican Economy — Principal Sectors of the Economy — Agriculture, Forestry and Fishing”.

Imports

Merchandise imports increased by 3.0% to US$3,678.9 million in 2003 from US$3,570.5 million in 2002. The growth in the value of imports was dominated by increased importation of fuel, which was influenced by the rise of oil prices in the international markets. For the purposes of this discussion, imports are cost, insurance and freight values and exclude free-zone imports and goods procured in ports.

The following table shows Jamaica’s imports for the five years ended December 31, 2003:

Imports (c.i.f.) (1)

	1999	2000	2001	2002 (2)	2003 (2)
	(in millions of US$)
Consumer Goods
Food (incl. Beverages)	274.2	258.9	266.3	291.0	281.8
Other Non-Durables	313.5	320.2	319.0	304.6	308.7
Semi-Durables	91.4	93.1	95.8	115.2	114.1
Durables – Motor cars	134.0	142.4	137.6	151.1	129.3
Other Consumer Durables	151.7	156.4	166.2	232.6	234.4

Total	964.8	971.0	984.9	1,094.5	1,068.3

Raw Materials and Intermediate Goods
Food (incl. Beverages)	207.7	208.4	226.8	214.2	227.5
Industrial Supplies	681.4	715.9	701.7	644.1	705.8
Fuel and Lubricants	416.0	648.1	614.8	635.7	828.8
Parts and Accessories of Capital Goods	219.2	248.6	294.4	311.0	290.2

Total	1,524.3	1,821.0	1,837.7	1,805.0	2,052.3

Capital Goods
Transportation Equipment	3.6	3.9	1.9	3.5	2.7
Other Industry Transportation	83.1	103.9	106.0	116.5	73.6
Construction Materials	156.9	150.4	150.0	142.6	164.9
Machinery and Equipment Excluding Transportation	220.5	247.2	315.1	398.4	309.5
Other	6.3	9.8	7.0	10.1	7.6

Total	470.4	515.2	580.0	671.1	558.3

Total Imports	2,959.5	3,307.2	3,402.6	3,570.5	3,678.9

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.

(2)	Preliminary.

Source: Statistical Institute of Jamaica.

Trading Partners

The United States, the United Kingdom and Canada are Jamaica’s main trading partners.

The following tables show the direction of trade for the four years ended December 31, 2002, and the nine months ended September 30, 2003.

Exports (f.o.b.) by Destination

	1999	2000	2001	2002	January through September, 2003
	(in millions of US$)
NAFTA	596.1	624.7	577.2	470.3	396.8
of which USA	460.8	494.3	380.2	305.6	255.5
of which Canada	136.3	123.2	191.1	156.9	138.7
European Union	388.3	410.5	359.7	345.6	279.8
of which UK	153.7	160.4	157.1	134.1	128.5
CARICOM	42.0	49.0	50.6	43.4	35.5
Japan	22.4	30.3	27.8	28.6	22.8
Other countries	196.9	186.5	207.8	229.4	167.3

Total	1,245.7	1,301.0	1,223.1	1,117.3	902.2

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin (1)

	1999	2000	2001	2002	January through September, 2003
	(in millions of US$)
NAFTA	1,608.4	1,794.3	1,755.3	1,775.7	1,317.6
of which USA	1,436.8	1,541.5	1,525.8	1,554.0	1,169.5
of which Canada	96.7	98.3	97.6	112.1	76.6
European Union	233.1	266.2	316.8	375.7	308.9
of which UK	96.0	98.2	102.5	93.7	130.4
CARICOM	366.8	402.3	433.0	398.9	384.5
Japan	179.3	191.7	187.5	211.5	132.6
Other countries	571.9	652.7	710.0	808.6	580.2

Total	2,959.5	3,307.2	3,402.6	3,570.4	2,723.8

(1)	Merchandise imports are c.i.f. values, which differ in presentation from import values presented in the balance of payments.

Source: Statistical Institute of Jamaica.

International Reserves

Net international reserves of the Bank of Jamaica declined to US$1,165.0 million at December 31, 2003, from US$1,597.0 million at December 31, 2002. Gross international reserves at December 31, 2003, were US$1,196.3 million, or approximately 18.3 weeks of merchandise imports. The decrease in the international reserves during 2003 was mainly attributable to significant foreign amortization and interest payments. See “Public Sector Indebtedness – External Debt” and “Public Finance – Revenue”.

At June 30, 2004, net international reserves of the Bank of Jamaica were US$1,604.1 million, with gross international reserves at US$1,630.3 million, or approximately 23.7 weeks of merchandise imports. The Bank of Jamaica’s internal target for minimum gross international reserves is 12 weeks of imports, which target is also reflected in the statutory guideline contemplated by pending amendments to the Bank of Jamaica Act.

The following table shows the Bank of Jamaica’s international reserves for the five years ended December 31, 2003:

International Reserves

	1999	2000	2001	2002	2003
	(in millions of US$)
Supplementary Fund	35.2	36.4	39.1	40.6	86.7
Special Drawing Rights	0.7	1.5	1.5	1.4	0.1
Other Reserves	515.9	1,010.9	1,862.7	1,601.1	1,109.5
Gross International Reserves	551.8	1,048.8	1,903.3	1,643.1	1,196.3
Total Foreign Liabilities	101.6	79.3	62.6	46.1	31.3
Net International Reserves	450.2	969.5	1,840.7	1,597.0	1,165.0
Gross Reserves in Weeks of Merchandise Imports	10.5	18.3	33.6	29.1	18.3

Source: Bank of Jamaica.

Exchange Rates

As part of its economic liberalization program, Jamaica began gradually dismantling exchange controls in 1990 and formally abolished all remaining exchange controls with the repeal in 1992 of the Exchange Control Act. The movement of foreign exchange into and out of Jamaica is unrestricted. All Jamaican residents are permitted to hold, invest and borrow foreign currency, and non-residents are permitted to invest and borrow both local and foreign currency in Jamaica. However, only an authorized dealer may carry on the business of trading in foreign currency or foreign currency instruments, and an authorized dealer must be party to any transaction involving the buying or selling of foreign currency or foreign currency instruments in return for Jamaican dollars and the lending or borrowing of foreign currency. Cambios and bureaux de change are authorized specifically to buy and sell foreign currency.

Since the repeal of the Exchange Control Act in 1992, the exchange rate has been determined by market conditions and Jamaica has not set any trading band or target. Jamaica intends to conduct its macroeconomic policies in such a way as to maintain relative stability in the foreign exchange market.

During 2003, the JA dollar gradually decreased in value against the US dollar, with the JA/US dollar exchange rate falling from J$50.97 to US$1.00 at December 31, 2002 to J$60.62 to US$1.00 at December 31, 2003, a depreciation of 15.9%, of which 13.6% occurred in the first six months of 2003. The first six months of 2003 were characterized by a protracted period of instability in the foreign exchange market. This instability was primarily associated with the announcement of a higher than projected fiscal deficit for FY 2002/03, the downgrading of Jamaica’s sovereign credit ratings and the reduction of net international reserves due to the repayment of a maturing €200 million bond in a context where the Government did not access the international capital markets, given the unfavorable market conditions. Since the exchange rate is market-determined, there can be no assurance that the exchange rate will be maintained at current levels.

The following table shows exchange rate information for the selling of US dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica for US dollars on August 12, 2004 was J$61.78 per US$1.00.

Foreign Exchange Rates

Year	Month	Average for Period (1)	End of Period	Percentage Change (End of Period)
		(spot weighted average ask in J$ for US$)
1999		39.33	41.42	11.46
2000		43.32	45.53	9.92
2001		46.19	47.40	4.11
2002		48.73	50.97	7.53
2003		58.22	60.62	18.93
2004	January	60.72	60.73	0.18	(2)
	February	60.85	60.96	0.37	(2)
	March	61.02	61.01	0.08	(2)
	April	60.73	60.76	(0.41	)(2)
	May	60.69	60.93	0.28	(2)
	June	61.12	61.22	0.48	(2)
	July	61.52	61.80	0.46	(2)

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.

(2)	As compared to the prior month.

Source: Bank of Jamaica.

PUBLIC FINANCE

The Public Sector Budget

The government of Jamaica includes all ministries, departments and agencies whose activities form part of the budgetary operation of the central administration. The operations of state-owned enterprises and public utilities are therefore excluded from the public sector budget.

Jamaica’s fiscal year runs from April 1 of each year to March 31 of the following year. Pursuant to the Constitution, the Minister of Finance and Planning is responsible for preparing estimates of revenue and expenditure before the close of the previous fiscal year and submitting those estimates to Parliament as early as possible in the fiscal year to which they relate. The Ministry of Finance and Planning, in conjunction with other ministries and departments, prepares a draft budget, which must be approved by the Cabinet prior to its submission to Parliament. Final approval by Parliament is usually granted by early May of the relevant fiscal year.

The budget distinguishes between recurrent and capital expenditure. Recurrent expenditure refers to Jamaica’s day-to-day operating expenditure, while capital expenditure refers to Jamaica’s planned investment for the fiscal year. The major criteria used in determining allocation levels for recurrent expenditure are expenditure ceilings based on Jamaica’s economic policy, Jamaica’s priorities for the fiscal year, and commitments arising from the continuation of programs, projects and policies previously authorized by the Cabinet. Such commitments include interest on public debt, a statutory obligation that is paid first, as well as salaries, rent and public utilities. The major criteria used in deciding allocation levels for capital expenditure are current year projections for public investment, multilateral/bilateral programs and the implementation status of projects.

The following table shows Jamaica’s fiscal results for FY 1999/2000 through FY 2003/04 and the FY 2004/05 fiscal budget:

Government Revenue and Expenditure

	1999/2000	2000/01	2001/02	2002/03	2003/04	Budget 2004/05
	(in millions of J$ )
Revenue	90,828.3	108,440.2	109,721.5	118,458.4	151,434.4	175,723.7
Tax Revenue	75,962.1	87,074.4	90,568.2	102,858.6	131,069.5	155,634.6
Income and Profits	29,389.9	35,456.7	35,516.4	40,566.8	54,265.1	66,066.1
Production and Consumption	23,102.6	26,686.8	28,549.1	34,120.9	41,207.5	49,341.2
of which GCT (local)	12,165.8	13,059.2	13,772.1	17,014.5	22,149.3	25,788.6
Trade Duty	23,469.6	24,930.9	26,502.6	28,171.0	35,596.9	40,035.3
Non-Tax Revenue (1)	5,271.3	7,783.9	4,949.3	4,882.9	9,044.0	9,788.6
Bauxite Levy	2,605.1	2,752.6	2,252.3	1,762.7	2,137.9	2,354.7
Capital Revenue (2)	5,596.6	9,092.2	9,989.5	8,039.9	8,596.7	3,619.7
Grants	934.8	1,737.1	1,962.2	914.3	586.2	4,326.1
Expenditure	103,403.5	104,193.1	123,989.0	149,029.0	178,732.2	196,012.6
Recurrent Expenditure (3)	93,166.3	95,780.6	113,665.2	141,080.3	173,247.9	187,551.3
Programs	19,487.3	17,696.6	20,066.5	27,463.1	24,615.2	28,229.7
Wages and Salaries	31,895.0	35,163.8	42,588.2	51,496.7	60,463.1	63,020.7
of which retroactive (4)	0.0	3,196.3	2,571.1	5,640.9	4,810.7	1,010.7
Interest	41,784.0	42,920.3	51,010.4	62,120.5	88,169.6	96,300.9
Domestic	34,980.3	34,306.0	40,353.4	46,934.8	71,460.7	73,691.7
Foreign	6,803.7	8,614.3	10,656.9	15,185.7	16,708.8	22,609.2
Capital Expenditure (5)	8,400.5	8,545.3	9,290.9	7,072.1	4,642.2	8,156.8
IMF	746.2	799.3	835.5	876.6	842.1	304.5
Unallocated	1,090.5	(932.2)	197.4	0.0	0.0	0.0
Fiscal Surplus (Deficit)	(12,575.2)	4,247.1	(14,267.5)	(30,570.6)	(27,297.8)	(20,288.9)
Loan Receipts	72,482.6	69,346.2	101,826.7	107,417.4	132,865.9	152,429.9
External	10,706.0	27,284.7	39,349.9	23,258.8	24,717.0	30,730.5
Domestic	61,776.7	42,061.4	62,476.8	84,158.6	108,148.9	121,699.4
Amortization	54,940.3	61,758.3	90,973.4	89,917.3	97,621.7	132,141.1
External	15,802.6	13,417.7	13,573.7	35,959.9	17,004.0	30,005.7
Domestic	39,137.7	48,340.5	77,399.8	53,957.4	80,617.7	102,135.4
Primary Surplus (Deficit)	29,208.7	47,167.4	36,742.9	31,549.9	60,871.7	76,012.1
Overall Surplus (Deficit)	4,967.2	11,835.0	(3,414.3)	(13,070.5)	7,946.4	0.0
Overall Public Sector Surplus (Deficit) (6)	(11,017.0)	5,222.2	(19,809.1)	(46,281.7)	(16,190.9)	n.a.
GDP(7)	310,796.0	346,788.3	379,813.3	417,739.5	486,903.4	552,746.1

(1)	Non-tax revenue includes user fees and interest revenue.

(2)	Capital revenue includes royalties, loan repayments and divestment receipts.

(3)	Recurrent expenditure refers to the Government’s day-to-day operational expenses.

(4)	Retroactive wages and salaries represent payments, in any given year, of wages and salaries due for previous fiscal years.

(5)	Capital expenditure refers to Jamaica’s investment for the fiscal year.

(6)	Overall Public Sector comprises the central government, the Bank of Jamaica, governmental statutory bodies and authorities and government-owned companies.

(7)	GDP is calculated on a calendar year basis. Therefore, the number presented represents an estimate of GDP for the fiscal year. The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition the base year has been changed from 1986 to 1996

Source: Ministry of Finance and Planning and Planning Institute of Jamaica.

FY 2003/04 Revenue and Expenditure

Jamaica posted a fiscal deficit in FY 2003/04 of J$27.3 billion, or 5.6% of GDP. This followed a fiscal deficit in FY 2002/03 of J$30.6 billion, or 7.3% of GDP, a fiscal deficit of J$14.3 billion, or 3.8% of GDP in FY 2001/02, a surplus of J$4.2 billion, or 1.2% of GDP in FY 2000/01, and a fiscal deficit of J$12.6 billion, or 4.0% of GDP, in FY 1999/2000. These deficits were partly due to the interest costs associated with the restructuring of Jamaica’s financial sector and to higher interest payments associated with the fiscal costs of supporting Jamaica’s monetary policy to achieve its inflation objective. The surplus in FY 2000/01 arose from the one-time receipt of US$201.0 million (J$7.4 billion) in proceeds from the divestment of Jamaica Public Service Company Limited in 2001.

Jamaica has achieved significant primary surpluses over the last five years. The fiscal operations recorded primary surpluses of 9.4% of GDP in FY 1999/2000; 13.6% of GDP in FY 2000/01; 9.7% of GDP in FY 2001/02; 7.6% of GDP in FY 2002/03 and 12.5% in FY 2003/04.

Jamaica achieved overall surplus of 1.6% of GDP in FY 1999/2000. A surplus of 3.4% of GDP was recorded in FY 2000/01 followed by deficits of 0.9% of GDP in FY 2001/02 and 3.1% of GDP in FY 2002/03 and a surplus of 1.6% of GDP in FY 2003/04.

The operations of the overall public sector recorded deficits of 3.5% of GDP in FY 1999/2000. A surplus of 1.5% of GDP was recorded in FY 2000/01 followed by deficits of 5.2% of GDP in FY 2001/02 and 11.1% of GDP in FY 2002/03 and 3.3% of GDP in FY 2003/04.

Total revenue for FY 2003/04 was J$151.4 billion, or 31.1% of GDP. This represented a significant 27.8% increase over total revenue collected in FY 2002/03. This revenue performance was influenced mainly by a 27.4% increase in tax revenue due largely to the new tax measures implemented at the beginning of the fiscal year, increased economic activity and an improvement in compliance underscored by the tax administrative reform program and customs modernization. In addition, revenue collections were 3.0% above budget.

Total expenditure for FY 2003/04 was J$178.7 billion, or 36.7% of GDP. This represented a 19.9% increase over FY 2002/03 and an increase of J$7.3 billion, or 4.3% over budget. Recurrent expenditure totaled J$173.2 billion in FY 2003/04, representing 96.9% of total expenditure, with capital expenditure representing 3.1% of total expenditure. Recurrent expenditure was higher than budgeted mainly as a result of higher interest payments and increased wages and salaries during the fiscal year. Capital expenditure during FY 2003/04 fell below the amount budgeted. Given the limited room in the budget for discretionary spending, capital expenditure had to be reduced in an effort to remain within the fiscal deficit target.

The largest component of recurrent expenditure was interest costs, which represented 49.3% of Jamaica’s expenditures in FY 2003/04, higher than the 41.7% in FY 2002/03. This compared to 41.1% in FY 2001/02, 41.2% in FY 2000/01 and 40.4% in FY 1999/2000. Interest expenditure consumed 58.2% of total revenue in FY 2003/04, compared to 52.4% in FY 2002/2003, 46.5% of total revenue in FY 2001/02, 39.6% in FY 2000/01 and 46.0% in FY 1999/2000. The increase in interest expenditure since FY 1999/2000 primarily reflected the increase in domestic debt to cover the fiscal costs of Jamaica’s anti-inflation objectives and restructuring and rehabilitation of the financial sector.

Expenditure on wages and salaries in FY 2003/04 increased to J$60.5 billion, or 33.8% of total expenditures, compared to J$51.5 billion, or 34.6% of total expenditures, in FY 2002/03.

FY 2004/05 Budget

The FY 2004/05 budget is consistent with Jamaica’s overall macroeconomic program, which has as its primary goals the maintenance of single digit inflation, continued stability in the foreign exchange market, the containment of the growth of the public debt, the lowering of interest rates and the promotion of economic growth.

For FY 2004/05, Jamaica has budgeted for a fiscal deficit of J$20.3 billion. Budgeted revenue for FY 2004/05 amounts to J$175.7 billion, with 88.6% projected to be received from tax revenue. Tax revenue is budgeted to increase by 18.7% in FY 2004/05, primarily as a result of improvements in tax administration and the normal increase in the base revenue generated from economic activity. See “Tax Reform”.

Expenditure is budgeted to increase by 9.7% over FY 2003/04 due mainly to a 9.2% increase in interest expenditure. Capital expenditure is budgeted to increase by 54.3%. This represents a significant increase over 2003/04 capital expenditure but represents a return to prior levels. The FY 2004/05 expenditure budget is projected to be J$196.0 billion, comprising J$187.6 billion for recurrent expenditure, J$8.2 billion for spending on capital projects and J$0.3 billion allocated for payments to the IMF. Of the recurrent budget, J$28.2 billion is allocated to programs, J$63.0 billion is allocated to wages and salaries and J$96.3 billion to interest payments.

Tax Reform

Prior to 1986, the individual income tax base in Jamaica included all sources of income with a graduated marginal rate structure ranging from 30.0% to 57.5%. There were no standard deductions, but taxpayers could qualify for 16 separate tax credits which had been gradually added to the tax system over the years. Because these credits came into existence on different dates and were not indexed to inflation, their value had been substantially eroded over the years. Jamaica further narrowed its tax base by permitting employers to grant non-taxable perquisites to employees, which were not required to be reported as income.

In 1986, Jamaica introduced tax reforms that included a flat tax rate for individuals and a uniform standard deduction, or income exemption level, which replaced the former system of tax credits. A flat tax rate and an income threshold replaced the progressive rate structure. Since 1993, the personal income tax rate has been 25.0%. The threshold after which taxes are paid has increased over time. Effective January 2001, the threshold was raised to J$120,432. The corporate tax rate is 33 1/3%.

The following table shows the changes in personal income tax rate and threshold since 1986:

Personal Income Tax Rates and Thresholds

Effective Date	Rate (%)	Threshold (J$)	Increase (%)
January 1986	33 1/3	8,580
January 1989	33 1/3	10,400	21.2
January 1992	33 1/3	14,352	38.0
January 1993	25	18,408	28.3
January 1994	25	22,464	22.0
January 1995	25	35,568	58.3
January 1996	25	50,544	42.1
January 1998	25	80,496	59.3
January 1999	25	100,464	24.8
January 2001	25	120,432	19.9
January 2002	25	120,432	—
January 2003	25	120,432	—
January 2004	25	120,432	—

Source: Ministry of Finance and Planning.

Jamaica implemented a tax administration reform project in 1994. The goal of the project is to broaden the tax base, facilitate voluntary compliance with the tax laws, improve the effectiveness of tax administration and tax collection, and control tax evasion.

In 1996, Jamaica implemented a tax compliance program aimed at improving the efficiency and effectiveness of tax administration and compliance through the implementation of a tax registration number system which assigned individuals and businesses identification numbers. The registration of taxpayers, which began in March 1996, is ongoing. The system became operational on November 18, 1996. At April 21, 2004, approximately 1,393,704 confirmed taxpayer registration numbers had been assigned.

As a part of the reform of the tax system, the Revenue Administration Act was amended in FY 1998/99 to strengthen the enforcement capacity of tax administration. These amendments enabled the reorganization of revenue departments on the basis of functions rather than tax type, and the sharing of information among the revenue departments. The re-organization was completed in December 1999.

In FY 1999/2000, Jamaica implemented a J$4.4 billion tax and user fee package. In April 1999, as part of the tax and user fee package, Jamaica implemented a new tax increase on gasoline and related products. As a result, there were island-wide demonstrations and isolated riots in Kingston and St. Catherine. The demonstrations lasted for a period of three days, with its supporters asking for a complete roll-back of the gasoline tax increase. In response to the demonstrations, Jamaica appointed a broad-based committee comprising members of the private sector, trade unions and public sector. Consistent with the committee’s recommendations, Jamaica announced a 50% roll-back of the gasoline tax increase. In order to replace the revenue that would have been raised by the gasoline tax increase as it was originally implemented, Jamaica increased the number of financial institutions required to withhold tax at source, and increased the range of financial instruments subject to withholding tax. Withholding tax at a uniform rate of 15% was applied to interest payable on or after June 1, 1999. Subsequently, the uniform rate of the withholding tax was raised to 25.0% and has been applied to interest payable on or after May 1, 2000.

In April 2000, Jamaica announced its intention to eliminate gradually the income tax on dividends paid by publicly listed companies in order to encourage the movement of funds into the equity market and away from fixed income securities. The gradual elimination of this tax occurred over a three-year period. Effective June 1, 2000 the tax rate applicable to dividends was lowered to 20.0%. Effective April 1, 2001, the rate was reduced to 10.0% and, as of April 1, 2002, the tax was eliminated.

In April 2003, Jamaica implemented a J$14.8 billion tax and user fee package. The measures include the imposition of GCT on some previously zero-rated and exempt goods and services, a 2% user fee on imports, and a 15% bet winnings tax on the national lottery. Legislative measures to amend the Income Tax and Customs Act are being implemented together with other measures under the tax administrative reform project. These include the removal of tax exemptions previously granted to certain public sector entities, in furtherance of which the Public Enterprises (Removal of Tax Concessions) Act, 2003 became effective in December 2003.

Financial Sector Restructuring

Jamaica has experienced significant problems within its financial sector as a result of the interrelationships between affiliated banks, building societies and insurance companies, weak management practices and the significant slowing of the rate of inflation. Between 1993 and 1998, the Minister of Finance and Planning, pursuant to powers vested in him under amendments to the Banking Act, the Financial Institutions Act and the Bank of Jamaica Act, placed 12 financial institutions under temporary management and intervened in 10 financial institution groups that included banks, insurance companies and their non-core businesses. Two institutions, FIS and FINSAC, were created by Jamaica to facilitate the resolution of the failed banks and to proceed with the restructuring and reorganization of the financial sector.

Intervention and Divestment

Jamaica’s intervention in the financial sector, through FINSAC, was undertaken to rehabilitate financial institutions with liquidity and solvency problems and to protect depositors. This intervention resulted in the protection of 1.5 million deposit accounts with a value of J$68.7 billion and 569,000 individual insurance policies with a total face value of J$174.4 billion. FINSAC’s intervention also provided protection to 55,000 beneficiaries of private pension funds, which had a total value of J$19.0 billion.

The types of assistance FINSAC has provided include the assumption of deposit and other liabilities, the provision of liquidity support, the purchase of ordinary and preference shares, the acquisition of under-performing assets and the provision of subordinated loans. In exchange for such assistance, FINSAC has acquired a combination of equity, board seats and the assets in numerous financial institutions and their related companies. FINSAC’s activities in the banking sector also involved the merger of several financial institutions under its control to create Union Bank of Jamaica Limited, which was subsequently sold in March 2001 for J$1.6 billion.

FINSAC financed its operations through the issuance of government-guaranteed securities. A portion of these securities was repaid with the first installment of the proceeds of loans from the Inter-American Development Bank, or IADB, the Caribbean Development Bank, or CDB, and the World Bank and an additional portion was repaid with the proceeds of the divestment of approximately J$11.7 billion in assets and property, including many major Jamaican banks, insurance companies, hotels and other businesses. As of April 1, 2001, the remaining J$79.3 billion in government-guaranteed securities issued by FINSAC were assumed by Jamaica as direct obligations. See “Public Sector Indebtedness”.

As a result of the FINSAC intervention, FINSAC assumed investments in various financial institutions, non-performing loan portfolios and other financial assets, the great majority of which it has divested to the private sector during the last three years. FINSAC aggressively marketed its non- performing loan portfolio, which resulted in its sale by the end of 2002. In addition, in 2002 FINSAC sold its shareholdings in two of the largest financial institutions that had been in need of intervention and rehabilitation, the National Commercial Bank (the largest commercial bank in Jamaica) and Life of Jamaica (a major insurance company in Jamaica).

Proceeds from these sales have been used to reduce FINSAC liabilities and, consequently, the public sector debt associated with the rehabilitation of the financial sector.

With the fulfillment of FINSAC’s responsibilities of intervening and rehabilitating institutions and subsequently disposing of its majority equity stakes in intervened institutions, the Government scaled down the operations of FINSAC as of July 2003. The management of the Government’s minority stakes in institutions in which FINSAC intervened, as well as the responsibility of completing the legal procedures required to formally close down institutions that have already ceased operations, have been assumed by FIS.

Improvements in the Legislative and Regulatory Framework

Along with the efforts at restructuring the financial sector through FINSAC, Jamaica has also focused its attention on regulatory and supervisory reform. A number of key amendments to Jamaica’s financial legislation came into effect in October 1997, and provided for:

•	more efficient and effective powers for remedial action taken by the supervisory authorities in respect of distressed institutions;

•	reduced capacity for institutions to lend to, or invest in, related entities;

•	a more stringent computation of capital adequacy;

•	a more precise definition of non-performing loans and power for the supervisory authorities to prescribe accounting rules; and

•	greater control by supervisory authorities over changes of ownership and a stricter definition of a “fit and proper person” for management, directors and owners of financial institutions.

See “The Monetary System — Legislation and Regulation”. The Deposit Insurance Act was also passed in March 1998, to establish a scheme for the protection of depositors. See “The Monetary System — Legislation and Regulation — The Deposit Insurance Protection Act”.

After its initial response to the crisis, Jamaica has maintained its efforts to foster the effective supervision and regulation of the financial sector. This involved regulatory reform focused mainly on streamlining the supervision of the sector. The Financial Services Commission, or FSC, which became operational on August 2, 2001, is the sole regulatory and supervisory agency for non-deposit taking financial institutions, unit trusts, mutual funds, insurance, and pension funds. The Bank of Jamaica has retained its supervisory functions in the new regime, and its powers have been bolstered with the passage of legislation giving the Supervisor of Banks greater autonomy to intervene in troubled institutions through temporary management. The supervisory structure is complemented by the creation of the Regulatory Policy Council, or RPC, an umbrella entity comprised of the head of the FSC, the Supervisor of Banks, the head of the Jamaica Deposit Insurance Corporation, and the Financial Secretary or a nominee. The RPC utilizes a proactive and coordinated approach to developing policy for the financial sector, thus helping in the detection of problems and sharing of information among the supervisors.

A new Insurance Act was enacted in December 2001 to repeal and replace the Insurance Act of 1972 and to provide measures to strengthen corporate governance, the rulemaking process and establish prompt corrective action. Reform of the pensions system has also been progressing, with the drafting of a new National Pensions Act. The new Act, which will include provisions such as registration, licensing, investment limits, minimum solvency standards and information disclosure, was passed in March 2004 by the House of Representatives and has been sent to the Senate for consideration.

In addition, a Financial Crimes Unit was established in the Office of the Director of Prosecutions. This unit is responsible for tracking possible violations of Jamaica’s Money Laundering Act of 1996, and other irregular bank transactions. The unit has been complemented with the establishment of a Commercial Court that has the responsibility of ensuring that financial crimes and civil suits are dealt with expeditiously.

Jamaica’s efforts at restructuring the financial sector were aided in 2000 by the provision of loan packages from the IADB, the World Bank and the CDB. The IADB approved a loan of US$150 million to be released in two tranches, the World Bank approved two loans totaling US$150 million, and CDB approved a loan of US$25 million. The proceeds of the first installment of these loans have been used to redeem debt incurred by FINSAC as part of its intervention in the financial sector, or FINSAC debt. The loan package reduces Jamaica’s debt servicing costs as the interest rates on these loans are significantly lower than that on the FINSAC debt. The provision of these loans was contingent upon the satisfaction of numerous conditions relating to the financial sector reform project. All of the conditions for disbursement of the first tranche of loans were met, and on March 31, 2001, the IADB, World Bank and CDB released funds to Jamaica totaling US$162.5 million. Proceeds totaling US$40 million from the release of the second tranche were received from IADB in the last quarter of FY 2001/02, on the basis that Jamaica had made an early disbursement request and had substantially satisfied the conditions for the release of the second tranche. The loan agreement with IADB was also amended to facilitate a third tranche release, which was incumbent on satisfying the remaining conditions. Funds for the third tranche release, totaling US$47.9 million, were received from IADB and CDB in the third quarter of FY 2002/03. In FY2002/03, the World Bank also provided a second loan totaling US$75 million.

In connection with the loans from IADB, CDB and the World Bank, Jamaica agreed to an International Monetary Fund, or IMF, Staff Monitored Program, or SMP, in 2000. A second SMP was adopted in July 2002 which covered the period April 2002 to March 2003. The 2002 SMP was the last such arrangement between the IMF and Jamaica due to the fact that the IMF decided to revamp the SMP. The SMP was an informal and flexible instrument for dialogue between the IMF and Jamaica on the country’s economic policies. The program focused on strategies to advance the resolution of the financial sector difficulties, as well as to consolidate recent gains in economic stabilization, and to lay the foundation for strong economic growth. It also provided a framework within which specific macroeconomic targets were to be achieved. The SMP established quarterly quantitative targets and structural benchmarks, which were used to monitor Jamaica’s progress. Jamaica consistently achieved these macro-economic performance targets. Although Jamaica does not subscribe to the voluntary Special Data Dissemination Standard, or SDDS, established by the IMF in 1996 as a mechanism for IMF member states to provide economic and financial data to the public, Jamaica is taking steps to become a SDDS subscriber. As one of the steps to subscribe to the SDDS, Jamaica became a subscriber to the General Data Dissemination Standard in 2002. Jamaica expects to be a SDDS subscriber by the end of 2004.

Jamaica believes that the most significant difficulties in the financial sector have been identified and appropriate remedial measures have been implemented. There can be no assurance, however, that substantial additional financial assistance or other government action may not be required in the future as developments in the financial sector continue to evolve.

PUBLIC SECTOR INDEBTEDNESS

General

Under Section 116 of the Jamaica Constitution, all loans charged on Jamaica’s Consolidated Fund, including all external debt payments such as those under the debt securities, represent a statutory charge on the revenue and assets of Jamaica. See “Public Finance — The Public Sector Budget”. These statutory charges are paid without any requirement of Parliamentary approval, directly from revenue and assets, before funds are available to Jamaica for other policies and programs.

The Constitution and the Financial Administration and Audit Act give the Ministry of Finance and Planning overall responsibility for the management of Jamaica’s public debt. The Loan Act limits the amount of funds which may be borrowed. The Jamaican Parliament recently passed legislation increasing the amount of funds which Jamaica may borrow. Jamaica has never defaulted on any of its external or domestic debt obligations.

Domestic Debt

At December 31, 2003, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$417.8 billion, an increase of 19.0% compared with the level at December 31, 2002. Jamaica has incurred domestic debt primarily to provide budgetary financing, to provide assistance to the Bank of Jamaica in its liquidity management objectives, to cover Bank of Jamaica losses, and by the assumption of debt obligations of public sector entities. In March 2001, Jamaica issued J$23.8 billion in local registered stocks to replace FINSAC liabilities in connection with the sale of Union Bank of Jamaica Limited. In addition, on April 1, 2001, Jamaica assumed the remaining J$79.3 billion in government-guaranteed securities issued in connection with its intervention in the financial sector.

In addition to this domestic debt, Jamaica has guaranteed certain obligations of public sector entities. As at each of December 31, 2003 and May 31, 2004, the extent of these guarantees was J$8.4 billion.

Jamaica’s domestic debt consists of local registered stocks, treasury bills, bonds and loans. At December 31, 2003, 20.6% of the outstanding domestic debt was scheduled to mature in one year, 50.5% within five years, and the remaining 28.8% after five years. At December 31, 2003, 40.6% of the domestic debt was on a floating interest rate basis, 59.3% was on a fixed rate basis and 0.1% was non-interest bearing. Of the total domestic debt, 11.0% was US$-denominated, 12.3% was indexed to the US dollar and 76.7% was J$-denominated at December 31, 2003.

At May 31, 2004, Jamaica’s domestic debt was J$420.5 billion and 16.6% of the outstanding domestic debt was scheduled to mature in one year, 55.9% within five years, and the remaining 27.5% after five years. At May 31, 2004, approximately 42.0% of the domestic debt was on a floating interest rate basis, 57.9% was on a fixed rate basis and 0.1% was non-interest bearing. Of the total domestic debt, 10.8% was US$-denominated, 11.8% was indexed to the US dollar and 77.4% was J$-denominated at May 31, 2004.

Local registered stocks are medium-term to long-term debt instruments issued by Jamaica. At December 31, 2003, local registered stocks represented 54.7% of total domestic debt, as compared to 68.6% at December 31, 2002 and 73.6% at December 31, 2001. In October 1999, Jamaica implemented an auction system for the sale of local registered stocks. Previously, both price and coupon rates were set by Jamaica.

At December 31, 2003, Jamaica had J$178.3 billion of domestic bonds outstanding, representing 42.7% of total domestic debt. This represents a J$78.9 billion, or 79.4%, increase over the level outstanding at December 31, 2002. Jamaica issues both local and foreign currency-denominated bonds in the domestic market. Foreign currency denominated bonds that are placed in Jamaica are classified as domestic debt. At December 31, 2003, J$97.1 billion of the domestic bonds were US$-denominated and US$-linked instruments, the latter accounting for J$51.2 billion of the total bonds issued in the domestic market. The interest rates on the US$-linked bonds are related to those prevailing on Jamaican US$ bonds issued in the international capital markets. Interest and principal payments are made in J$ at the prevailing US$/J$ exchange rate.

The issuance of treasury bills is limited by statute to a maximum of J$12 billion in total outstanding treasury bills. The outstanding stock of treasury bills peaked at just under J$12 billion in March 1995 and fell to J$4.4 billion at December 31, 2003, representing 1.1% of total domestic debt. The stock of treasury bills continues to decrease in keeping with Jamaica’s planned reduction of the stock of treasury bills in an effort to extend the average maturity of its domestic debt. Treasury bills are auctioned on a multiple-price basis.

The following table shows domestic debt for the five years ended December 31, 2003:

Domestic Debt

	1999	2000	2001	2002	2003
	(in millions of J$)
Securities
Treasury Bills	10,650.0	7,600.0	3,900.0	4,150.0	4,400.0
Local Registered Stocks	130,939.9	134,896.5	217,361.8	240,843.3	228,509.3

Total	141,589.9	142,496.5	221,261.8	244,993.3	232,909.3
Bonds
Investment Debenture	20,318.6	24,401.4	29,564.1	41,498.6	80,631.2
Land	15.4	177.7	413.2	439.6	546.5
US$ Denominated	8,023.4	9,715.2	24,340.4	27,920.3	45,955.7
US$ Indexed	2,857.3	7,626.3	16,686.4	29,574.4	51,174.8

Total	31,214.7	41,920.6	71,004.1	99,432.9	178,308.2
Loans
Commercial Banks	2,092.6	1,941.4	2,097.0	5,652.0	6,616.5
Other (including Public Sector)	869.6	1,161.7	802.6	1,028.5	0.2

Total	2,962.2	3,103.1	2,899.5	6,680.5	6,616.7

Total	175,766.8	187,520.2	295,165.4	351,106.7	417,834.3

Source: Ministry of Finance and Planning.

The following table shows the amortization schedule for domestic debt outstanding as at December 31, 2003:

Domestic Debt Amortization Schedule

as at December 31, 2003

	2004	2005	2006	2007	2008	2009
	(in millions of J$)
Bonds (1)	91,849.2	141,287.0	45,546.5	32,565.0	19,396.8	21,857.4
Loans	19,081.3	7,010.6	5,531.8	5,641.1	1,675.8	951.3

Total	103,170.9	148,297.6	51,078.3	38,206.1	21,072.6	22,808.7

(1)	Includes securities.

Source: Ministry of Finance and Planning.

As at May 31, 2004, the amortization schedule for total domestic debt outstanding was J$98,858.0 million for 2004, J$79,484.5 million for 2005, J$67,544.1 million for 2006, J$37,259.4 million for 2007, J$24,072.3 million for 2008 and J$22,425.9 million for 2009.

The following table shows the interest schedule for domestic debt outstanding as at December 31, 2003:

Domestic Debt Interest Schedule

as at December 31, 2003

	2004	2005	2006	2007	2008	2009
	(in millions of J$)
Bonds (1)	66,206.3	45,952.8	35,758.4	27,541.7	30,503.4	27,389.2
Loans	5,684.1	3,329.7	2,155.6	1,152.6	537.2	269.9

Total	71,890.4	49,282.5	37,914.0	28,694.3	31,040.6	27,659.1

(1)	Includes securities.

Source: Ministry of Finance and Planning.

As at May 31, 2004, the interest schedule for total domestic debt outstanding was J$67,405.5 million for 2004, J$45,324.5 million for 2005, J$32,095.1 million for 2006, J$22,985.9 million for 2007, J$18,344.4 million for 2008 and J$15,167.5 million for 2009.

The following table shows the maturity structure of domestic debt outstanding as at December 31, 2003:

Domestic Debt Maturity Structure

as at December 31, 2003 (1)

	Less than 1 year	1-5 years(1)	5-10 years(2)	10 years & over(2)	Total
	(in millions of J$)
Local Registered Stocks	31,013.2	85,845.9	57,553.4	54,096.8	228,509.3
Treasury Bills	4,400.0	N/A	N/A	N/A	4,400.0
Land Bonds	N/A	N/A	N/A	546.5	546.5
Debentures	29,155.4	51,475.8	N/A	N/A	80,631,2
US$ Indexed Bonds	12,120.5	32,812.5	6,241.8	N/A	51,174.8
US$ Denominated Bonds	8,514.7	36,834.9	N/A	606.2	45,955.7
Loans	992.5	4,234.6	1,257.1	132.3	6,616.5
Other	N/A	N/A	N/A	0.2	0.2

Total	86,196.3	211,203.7	65,052.3	55,381.9	417,834.3

(1)	Medium-Term debt.

(2)	Long-Term debt.

Source: Ministry of Finance and Planning and Bank of Jamaica.

As at May 31, 2004, J$69,659.1 million of outstanding domestic debt was scheduled to mature in less than one year, J$234,938.8 million within one to five years, J$56,204.6 million within five to ten years and J$59,701.0 million in ten years and over. The total principal amount of domestic debt outstanding as at May 31, 2004 was J$420,503.5 million.

The following table shows the interest rate composition of domestic debt outstanding as at December 31, 2003:

Domestic Debt Interest Rate Composition

as at December 31, 2003

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of J$)	(%)
Variable Rate Debt	169,837.8	40.6
Fixed Rate Debt	247,779.4	59.3
Non Interest-Bearing Debt	217.1	0.1

Total Debt	417,834.3	100.00

Source: Ministry of Finance and Planning.

The total principal amount of domestic debt outstanding as at May 31, 2004 was J$420,503.5 million.

External Debt

At December 31, 2003, public sector external debt was US$4,192.1 million, a decrease of 3.6% from December 31, 2002. At December 31, 2003, 75.5% of public sector external debt was denominated in US dollars, 13.3% was denominated in Euro and 7.1% was denominated in Japanese yen.

At May 31, 2004, the stock of external debt was US$4,745.4 million, of which 74.4% was denominated in US dollars, 17.3% was denominated in Euro and 5.8% was denominated in Japanese yen.

Bilateral and multilateral obligations constitute the major portion of Jamaica’s public sector external debt, accounting for 51.1% of external debt at December 31, 2003 and 46.2% at May 31, 2004. Bond issues of US$1,692.4 million represented the largest individual creditor category, accounting for 40.4% of total external indebtedness at December 31, 2003. At May 31, 2004, bond issues of US$2,103.4 million accounted for 44.3% of total external indebtedness. Multilateral indebtedness was US$1,163.7 million at December 31, 2003 and US$1,230.7 million at May 31, 2004.

During the five years ended December 31, 2003, the amount of public external debt outstanding to commercial banks declined consistently from US$147.2 million at December 31, 1999 to US$96.6 million at December 31, 2003. At May 31, 2004, the amount of public external debt outstanding to commercial banks increased to US$197.9 million.

In June 1998, Jamaica completed an international offering of US$250 million 10.875% fixed rate notes due 2005. In August 2000, Jamaica raised US$225 million through an offering of 12.75% fixed rate notes due 2007. Jamaica made further issuances in February 2001 of €175 million 10.5% fixed rate notes due 2004, in May 2001 of US$400 million 11.75% fixed rate notes due 2011, and in December 2001 of US$250 million 11.625% fixed rate notes due 2022. In February 2002, Jamaica registered a US$700 million shelf registration statement with the US Securities and Exchange Commission and subsequently, in June 2002, issued US$300 million 10.625% notes due 2017 off of that shelf. On October 14, 2003, Jamaica issued a US$50 million 9.0% fixed rate bond maturing October 2008 which was distributed among investors in the Caribbean. In February 2004, Jamaica issued €200 million 10.5% fixed rate notes due 2009. In March 2004, Jamaica issued US$50 million 9.5% fixed rate notes maturing September 2008 and in April 2004, Jamaica re-opened its US$300 million 10.625% notes due 2017 for an additional US$125 million. In July 2004, Jamaica issued €200 million 11% fixed rate bonds due 2012.

In January 2003, Jamaica issued a US$40 million guarantee with respect to a bridge loan for the Highway 2000 Project to build a toll road across Jamaica. In January 2004, the bridge financing was replaced by a government-guaranteed US$75 million long-term loan facility.

The following table shows medium and long-term public sector external debt by creditor category for the five years ended December 31, 2003:

External Debt by Creditor

	1999	2000	2001	2002	2003
	(in millions of US$)
Bilateral
OECD	1,232.9	1,091.6	950.2	914.1	894.0
Non-OECD	134.6	126.9	112.9	98.7	85.7

Total	1,367.5	1,218.5	1,063.1	1,012.8	979.7
Multilateral
IADB (1)	432.7	481.3	453.8	520.4	495.7
IMF (2)	84.5	61.6	42.8	28.5	12.1
IBRD (3)	354.4	415.5	458.1	488.0	454.1
Other	155.9	156.9	172.6	187.7	201.8

Total	1,027.5	1,115.3	1,127.3	1,224.6	1,163.7
Commercial Banks	147.2	132.8	97.7	45.0	96.6
Other Commercial	31.9	45.9	202.2	252.4	259.7

Total	179.1	178.7	299.9	297.4	356.3
Bonds	450.0	862.8	1,655.7	1,812.6	1,692.4

Total	3,024.1	3,375.3	4,146.0	4,347.5	4,192.1

(1)	Inter-American Development Bank.

(2)	International Monetary Fund.

(3)	International Bank for Reconstruction and Development.

Source: Ministry of Finance and Planning.

The following table shows Jamaica’s external debt by debtor for the five years ended December 31, 2003:

External Debt by Debtor

	1999	2000	2001	2002	2003
	(in millions of US$)
Government Direct	2,716.0	3,142.5	3,777.3	3,973.7	3,798.3
Government-Guaranteed	200.0	158.3	316.1	339.6	375.9
Bank of Jamaica	108.1	74.5	52.6	34.2	17.9

Total	3,024.1	3,375.3	4,146.0	4,347.5	4,192.1

Source: Ministry of Finance and Planning.

The following table shows the amortization schedule for external debt outstanding as at December 31, 2003:

External Debt Principal Amortization Schedule

as at December 31, 2003

	2004	2005	2006	2007	2008	2009
	(in millions of US$)
Multilateral
IADB	53.1	50.9	65.3	68.0	69.4	66.7
IBRD	43.8	38.1	42.7	48.3	48.1	51.0
IMF	8.0	0.9	N/A	N/A	N/A	N/A
Other	22.5	27.2	29.3	24.9	29.8	26.4

Total	127.4	117.1	137.3	141.2	147.3	144.1
Commercial Banks	29.2	32.2	31.6	31.6	25.1	23.7
Other Commercial	60.2	14.1	10.6	9.2	5.6	8.4
Bonds	232.4	250.0	N/A	225.0	50.0	N/A
Bilateral	116.5	114.5	108.2	97.0	94.7	75.1

Total	565.7	527.9	287.7	504.0	322.7	251.3

Source: Ministry of Finance and Planning.

As at May 31, 2004, the amortization schedule for total external debt outstanding was US$543.8 million for 2004, US$530.1 million for 2005, US$291.1 million for 2006, US$507.8 million for 2007, US$375.8 million for 2008 and US$496.3 million for 2009.

The following table shows the interest schedule for external debt outstanding as at December 31, 2003:

External Debt Interest Schedule

as at December 31, 2003

	2004	2005	2006	2007	2008	2009
	(in millions of US$)
Multilateral
IADB	36.2	41.8	41.6	39.9	37.4	33.8
IBRD	13.9	12.5	11.4	10.1	8.8	7.4
IMF	0.3	N/A	N/A	N/A	N/A	N/A
Other	8.9	11.4	11.6	11.2	10.5	9.3

Total	59.3	65.7	64.6	61.2	56.7	50.5
Commercial Banks	4.5	3.6	3.2	2.3	1.6	1.4
Other Commercial	6.4	2.0	1.1	0.6	0.3	0.2
Bonds	199.4	161.0	145.3	143.2	112.4	110.3
Bilateral	38.3	32.3	27.5	23.0	20.8	15.4

Total	307.9	264.6	241.7	230.3	191.8	177.8

Source: Ministry of Finance and Planning.

As at May 31, 2004, the interest schedule for total external debt outstanding was US$300.5 million for 2004, US$321.4 million for 2005, US$298.6 million for 2006, US$287.5 million for 2007, US$248.5 million for 2008 and US$224.6 million for 2009.

The following table shows the maturity structure for external debt outstanding as at December 31, 2003:

Total External Debt Maturity Structure

as at December 31, 2003

	Less than 1 year	1–5 years	5–10 years	10 years & over	Total
	(in millions of US$)
Bilateral	N/A	97.3	295.0	587.3	979.7
Multilateral	6.1	72.1	242.2	843.3	1,163.7
IMF	6.1	6.0	N/A	N/A	12.1
IADB	N/A	11.8	82.4	401.5	495.7
IBRD	N/A	37.0	132.4	284.8	454.1
Other	N/A	17.3	27.5	157.0	201.8
Commercial Bank	N/A	39.6	31.0	26.0	96.6
Other Commercial	17.7	70.9	135.0	36.1	259.7
Bonds	217.4	525.0	400.0	550.0	1,692.4

Total	241.2	804.9	1,103.3	2,042.7	4,192.1

Source: Ministry of Finance and Planning.

As at May 31, 2004, US$217.6 million of outstanding external debt was scheduled to mature in one year, US$1,070.2 million within one to five years, US$1,268.7 million within five to ten years and US$2,188.9 million in ten years and over. The total principal amount of external debt outstanding as at May 31, 2004 was US$4,745.4 million.

The following table shows the interest rate composition of external debt outstanding as at December 31, 2003:

External Debt Interest Rate Composition

as at December 31, 2003

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of US$)	(%)
Variable Rate Debt	1,014.5	24.2
Fixed Rate Debt	3,177.6	75.8

Total Debt	4,192.1	100.0

Source: Ministry of Finance and Planning.

The total principal amount of external debt outstanding as at May 31, 2004 was US$4,745.4 million.

Debt Service Indicators

Public sector external debt as a percentage of GDP decreased to 54.0% at December 31, 2003 from 54.4% at December 31, 2002. External debt as a percentage of exports of goods and services decreased to 84.7% at December 31, 2003 from 98.1% at December 31, 2002. External debt service payments as a percentage of exports of goods and services decreased to 16.4% during 2003 from 18.0% during 2002.

The following table shows public sector external debt indicators for the five years ended December 31, 2003:

Debt Indicators

	1999	2000	2001	2002	2003
	(in millions of US$, except percentages)
External Debt Service
Principal	418.1	308.2	319.6	506.9	500.4
Interest	185.4	169.0	271.8	291.3	312.3

Total	603.5	477.2	591.4	798.2	812.7
Exports of Goods and Services (1)	4,123.9	4,557.7	4,417.8	4,432.5	4,950.9
External Debt Service Ratio (%)	14.6	10.5	13.4	18.0	16.4
Interest on External Debt/Exports of Goods and Services (%)(1)	4.5	3.7	6.2	6.6	6.3
External Debt Outstanding/Exports of Goods and Services (%)(1)	73.3	74.1	93.9	98.1	84.7
External Debt/GDP (%)(2)(3)	41.6	45.4	52.8	54.4	54.0
Domestic Debt/GDP (%)(3)(4)	58.4	55.4	79.3	86.1	88.8
Total Debt/GDP (%)(2)(3)	100.0	100.7	132.1	140.5	142.8

(1)	Exports of goods and service and current transfers.

(2)	Calculated by converting external debt to Jamaica dollars using the end of period exchange rate.

(3)	The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1986 to 1996.

(4)	Calculated using Jamaica dollars.

Source: Ministry of Finance and Planning and Bank of Jamaica.

Debt Records

Jamaica has never defaulted on any of its external or domestic debt obligations, which under the Jamaican Constitution are paid without any requirement of Parliamentary approval, directly from revenue and assets of Jamaica, before funds are available to Jamaica for other policies and programs. In the last ten years, Jamaica has been involved in only one debt restructuring.

On January 25, 1993, Jamaica entered into a multi-year debt service rescheduling arrangement with the Paris Club comprised of OECD creditor governments and their agencies. This accord spanned the 36-month consolidation period from October 1, 1992 through September 30, 1995. Pursuant to the Paris Club Accord, the parties finalized the single outstanding bilateral implementing agreement in January 1996.

In March 1996, Jamaica formally completed a three-year extended fund facility with the International Monetary Fund.

External Public and Publicly Guaranteed Debt (including Bank of Jamaica debt) (*)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2004
	%				(in US$)
Multilateral Organizations
World Bank	Various	Various	Various	USD,JPK,GBP,CAD,EUR	440,143,113
Inter-American Dev. Bank	Various	Various	Various	USD,JPK,GBP,CAD,EUR	492,718,272
Others	Various	Various	Various	USD,JPK,GBP,CAD,EUR,SDR	218,976,356

Total Multilateral Organizations					1,151,837,741
Foreign Governments (including Original Loans and Paris Club)	Various	Various	Various	USD,JPK,GBP,CAD,EUR	979,254,250
Bonds (Global) USD
USD400mn 2011	11.75%	May 1, 2001	May 15, 2011	USD	400,000,000
USD300mn 2017	10.63%	June 20, 2002	June 20, 2017	USD	300,000,000
USD250mn 2022	11.63%	Dec. 19, 2001	Jan. 15, 2022	USD	250,000,000
USD250mn 2005	10.88%	June 10, 1998	June 10, 2005	USD	250,000,000
USD50mn 2008	9.00%	Oct 14, 2003	Oct 14, 2008	USD	50,000,000
USD225mn 2007	12.75%	Sept. 1, 2000	Sept. 1, 2007	USD	225,000,000
USD50mn 2008	9.50%	March 5, 2004	Sept. 8, 2008	USD	50,000,000

Total (Global) USD					1,525,000,000
Bonds (EUR)
EUR175mn 2004	10.50%	Feb. 9, 2001	Aug. 9, 2004	EUR	213,185,000
EUR200mn 2009	10.50%	Feb. 11, 2004	Feb. 11, 2009	EUR	243,597,110

Total (EUR)					456,782,110
Commercial Banks	Various	Various	Various	USD	164,530,697
Other Commercial (Export Credit)	Various	Various	Various	USD,JPK,GBP,CAD,EUR,	251,618,890
Total					4,529,023,688

(*)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights.

External Public Debt (*)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2004
	%				(in US$)
Multilateral Organizations
World Bank	Various	Various	Various	USD,JPK,GBP,CAD,EUR	440,143,113
Inter-American Dev. Bank	Various	Various	Various	USD,JPK,GBP,CAD,EUR, UOA	447,673,847
Others	Various	Various	Various	USD,JPK,GBP,CAD,EUR,SDR	147,309,773

Total Multilateral Organizations					1,035,126,733

Foreign Governments (including Original Loans and Paris Club)	Various	Various	Various	USD,JPK,GBP,CAD,EUR	949,959,557
Bonds (Global) USD
USD400mn 2011	11.75%	May 1, 2001	May15, 2011	USD	400,000,000
USD300mn 2017	10.63%	June 20, 2002	June 20, 2017	USD	300,000,000
USD250mn 2022	11.63%	Dec. 19, 2001	Jan. 15, 2022	USD	250,000,000
USD250mn 2005	10.88%	June 10, 1998	June 10, 2005	USD	250,000,000
USD50mn 2008	9.00%	Oct 14, 2003	Oct 14, 2008	USD	50,000,000
USD225mn 2007	12.75%	Sept. 1, 2000	Sept. 1, 2007	USD	225,000,000
USD50mn 2008	9.50%	March 5, 2004	Sept. 8, 2008	USD	50,000,000

Total (Global) USD					1,525,000,000
Bond (EUR)
EUR 175mn 2004	10.50%	Feb. 9, 2001	August 9, 2004	EUR	213,185,000
EUR 200mn 2009	10.50%	Feb 11, 2004	Feb 11, 2009	EUR	243,597,110

Total					456,782,110
Commercial Banks	Various	Various	Various	USD	48,730,697
Other Commercial (Export Credit)	Various	Various	Various	USD	60,003,841

Total					4,075,602,938

(*)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Draw-ing Rights, which are units of measure derived from a group of currencies which constitute the International Monetary Fund loan portfolio; GBP = British Pound Sterling.

External Guaranteed Debt (*)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2004
	%				(in US$)
Multilateral Organizations
Inter-American Dev. Bank	Various	Various	Various	USD	45,044,425
Others	Various	Various	Various	USD,EUR	63,710,966

Total Multilateral Organizations					108,755,391
Foreign Governments (including Original Loans)	Various	Various	Various	USD	24,561,176
Commercial Banks	Various	Various	Various	USD	115,800,000
Other Commercial (Export Credit)	Various	Various	Various	USD,CAD	191,615,049

Total					440,731,616

(*)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; EUR = Euro.

Bank of Jamaica Debt (*)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2004
	%				(in US$)
Multilateral Organizations

International Monetary Fund	4.62	Various	Various	SDR	7,955,617

Total Multilateral Organizations					7,955,617

Foreign Governments (including Original Loans)	Various	Various	Various	USD	4,733,517

Total					12,689,134

(*)	LEGEND: USD = United States Dollar; SDR = Special Drawing Rights.

THE MONETARY SYSTEM

Bank of Jamaica

The Bank of Jamaica was established in 1960 pursuant to the Bank of Jamaica Act 1960 and commenced operations in 1961. The Bank of Jamaica Act, together with the Banking Act 1992, provides the Bank of Jamaica with the statutory authority for regulating the activities of the banking system. Currently, amendments to the Bank of Jamaica Act designed to give greater autonomy to the Bank of Jamaica are being considered by a Joint Select Committee of Parliament and are expected to be enacted.

Amendments to the Banking Act and the Bank of Jamaica Act designed to strengthen the Bank of Jamaica’s oversight in banking activities became law in October 1997 and March 2002, respectively. Amendments to the Financial Institutions Act, which regulates other financial institutions such as finance houses and merchant banks, and the Building Societies Act, which regulates building societies, also became law in October 1997 and March 2002, respectively. See “— The Financial System” and “— Legislation and Regulation”. Amendments to the Bank of Jamaica Act, subjecting money transmitters and remittance agencies to licensing regimes and regulations comparable to those applicable to other institutions that deal with approved foreign currency, became law in January 2004. These amendments will bring Jamaica in line with the Financial Action Task Force’s (FATF) 40 revised recommendations.

In addition to its operations relating to the issue and redemption of currency and as banker to Jamaica, the Bank of Jamaica’s primary role has shifted to the development and implementation of monetary policies aimed at achieving Jamaica’s inflation objectives and maintaining long-term stability in the foreign exchange market. As the banking supervisory authority, the Bank of Jamaica is also required to ensure the soundness and development of the financial system pursuant to the Banking Act.

Money Supply and Interest Rates

The monetary base expanded by 13.3% in 2003, following an increase of 4.2% in 2002 and a contraction of 0.3% in 2001. The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica. The higher growth rate in 2003 was primarily reflected by an increase in currency in circulation. The level of money supply (M2) grew by 11.2% in 2003, relative to growth of 13.0% in 2002 and 9.8% in 2001. The expansion in M2 in 2003 was largely reflected by an increase in quasi-money, which is comprised of time deposits and savings deposits. Savings deposits increased by 18.0% while time deposits increased by 0.3% in 2003.

As at May 31, 2004, the monetary base had declined by 9.6% from December 31, 2003, principally due to a lower demand for currency. Over the first five months of 2004, the money supply (M2) expanded by 6.3%, primarily due to a growth in quasi-money resulting from the increases in both time and savings deposits.

Against the background of low inflation and a reduction in the cash reserves ratio, the commercial banks weighted average loan rate declined from 19.5% at December 31, 2001 to 18.3% at December 31, 2002. However, the weighted average loan rate subsequently increased to 19.3% at December 31, 2003, following an increase in the rates on the Bank of Jamaica’s open market instruments in March 2003. By June 30, 2004, the weighted average loan rate had declined to 17.6%.

The following tables show determinants of money supply and interest rates for the five years ended December 31, 2003:

Money Supply

	1999	2000	2001	2002	2003
	(in millions of J$)
Narrow Money (M1)	39,069.2	38,111.4	45,310.0	51,480.8	55,254.6
Currency	17,810.0	17,583.6	18,744.9	20,366.2	23,145.4
Quasi-Money (1)	81,190.8	94,886.4	100,751.5	113,539.3	128,238.0
Monetary Base (2)	36,385.4	34,412.5	34,309.8	35,757.8	40,526.4
Broad Money (M2)	120,260.0	132,977.8	146,061.6	165,020.2	183,492.6

(1)	Quasi-money comprises time deposits and savings deposits.

(2)	The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica.

Source: Bank of Jamaica.

Interest Rates

	1999	2000	2001	2002	2003
	(%)
Weighted Average Loan Rate	24.6	22.1	19.5	18.3	19.3
Weighted Average Time Deposit Rate	13.3	12.2	10.1	8.9	8.7
Treasury Bill Yield (1)	22.0	20.2	17.0	17.0	22.1

(1)	Tenors of treasury bills are approximately 182 days.

Source: Bank of Jamaica.

During the five years ending December 31, 2003, the yield on 182-day treasury bills declined from 22.0% in 1999 to 17.0% in 2001 and 2002, and subsequently increased to 22.1% in 2003. At December 31, 2003, the treasury bill yield was 22.8% for bills of 92 days’ maturity, 22.1% for 182 days maturity and 24.8% for bills of 365 days’ maturity. This compares to yields of 16.7%, 17.0%, and 17.7% on bills of 92 days’ maturity, 182 days’ maturity and 365 days’ maturity, respectively at December 31, 2002. The change in yields in 2003 as compared to 2002 was the result of a notable increase in interest rates in March 2003 by the Bank of Jamaica on its open market instruments in order to dampen the strong demand for foreign exchange that emerged during the first quarter of the year. Following this action, there were increases in yields on treasury bills. By May 28, 2004, the average yield on 182-day treasury bills had declined to 14.96%.

The Bank of Jamaica monitors the level of liquid assets outstanding to ensure that at all times supervised financial institutions meet their statutory liquidity obligations. The liquid assets requirement for deposit taking institutions was 23.0% at December 31, 2003 and commercial banks held excess liquid assets of J$14.5 billion above the statutory minimum requirements. At May 31, 2004, the liquid assets requirement remained at 23.0% and commercial banks held excess liquid assets of J$20.2 billion above the statutory minimum requirements.

In the summer of 1998, the Bank of Jamaica announced its medium-term goal to reduce cash reserve requirements for commercial banks. As a first step towards meeting this goal, the Bank of Jamaica reduced in increments the reserve requirement for commercial banks from 25% prior to August 1998 to 17% in May 1999, thereby equalizing the cash reserve requirement for commercial banks and other deposit-taking institutions. Having equalized the cash reserve requirement, further reductions were gradually effected, resulting in an overall reduction to 9.0% at December 31, 2003, which was still the level at May 31, 2004.

The Financial System

Jamaica’s financial system is integrated with regional and international financial markets. Since the beginning of the liberalization process in 1991 until 1994, the banking and insurance services sector expanded significantly. Since 1995, however, the financial system has undergone consolidation as a result of a combination of closures and mergers. At December 31, 2003 and at May 31, 2004, there were six commercial banks, seven merchant banks and finance houses and four building societies in operation in Jamaica.

At December 31, 2003, the assets and liabilities of commercial banks amounted to J$313.5 billion, representing a 19.4% increase over December 31, 2002. On the asset side, total loans and advances were J$99.1 billion at December 31, 2003, representing an increase of 34.1% compared to 2002. On the liabilities side, total deposits were J$198.8 billion in 2003, representing an increase of 11.1% compared to 2002. At May 31, 2004, assets and liabilities of commercial banks amounted to J$333.8 billion, an increase of 6.5% over the December 31, 2003 level. In the five months ended May 31, 2004, loans and advances increased by 6.6% and total deposits increased by 10.2% from the levels at December 31, 2003.

The consolidated assets and liabilities of deposit-taking financial intermediaries other than commercial banks (i.e., building societies, merchant banks and finance houses) were J$110.8 billion at December 31, 2003, representing an increase of 33.3% over 2002. Outstanding credit in these entities at December 31, 2003 was J$30.0 billion, representing an increase of 27.2% from 2002, while deposits were J$58.8 billion, representing an increase of 13.9% from 2002. At May 31, 2004 the consolidated assets and liabilities of these institutions amounted to J$116.0 billion, an increase of 4.7% from the level at December 31, 2003. Over the same period, outstanding credit increased by 6.0% and there was a 4.3% growth in deposits.

Legislation and Regulation

Laws and regulations governing the financial sector include:

•	The Bank of Jamaica Act 1960;

•	The Financial Institutions Act 1992;

•	The Banking Act 1992;

•	The Securities Act 1993;

•	The Building Societies Act and the related Bank of Jamaica (Building Societies) Regulations Act 1995;

•	The Industrial and Provident Societies Act and the related Bank of Jamaica (Industrial and Provident Societies) Regulations 1995;

•	The Insurance Act 2001; and

•	The Financial Services Commission Act 2001.

Parliament amended the Industrial and Provident Societies Act in 1997 to remove the ability of these institutions to accept deposits without the written authority of the Minister of Finance and Planning.

Jamaica implemented the Financial Institutions Act and the Banking Act in 1992 to provide for, among other things, a standardized legal framework for the operations of commercial banks and other licensed deposit-taking intermediaries, including minimum capital adequacy standards. In addition, these acts provide the Bank of Jamaica, in certain instances, and the Minister of Finance and Planning, in others, with the means to take actions such as issuing “cease and desist” orders and assuming temporary management of such institutions when there is evidence of unsound banking practices or where the institutions’ financial viability is in jeopardy.

Between 1995 and 1996, the Bank of Jamaica disseminated eight “Standards of Self-Governance” to the supervised institutions relating to capital management, credit risk management, liquidity management, securities portfolio management, interest rate risk management, foreign exchange risk management, internal controls and real estate appraisal management. In 2001, a ninth standard was issued to the industry concerning country and transfer risk and in 2002, the tenth standard (“Management or Investment of Customers’ Funds”) was issued. Additional standards concerning market risk and consolidated supervision are also currently being developed.

In order to strengthen the existing regulatory framework, in light of the difficulties in the financial sector, Parliament passed amendments to the Banking Act, the Financial Institutions Act, the Building Societies Act and the Industrial and Provident Societies Act in October 1997. Some features of these amendments include:

•	empowering the Minister of Finance and Planning to take control of the shares of any licensee that is no longer viable, to effect a sale of the licensees’ shares or assets or to restructure the entity in the interest of its depositors;

•	empowering the Supervisor of Banks to issue “cease and desist” orders in respect of financial institutions experiencing problems and to require special audits of these institutions;

•	enhancing the existing “fit and proper” criteria which relate to directors, significant shareholders and senior management of licensees;

•	tightening credit limits for unsecured lending and prohibiting the issuance of unsecured credit to any affiliated parties;

•	imposing a lower ceiling on total lending to or investment in all affiliated parties;

•	tightening investment limits;

•	reducing the non-accrual period for interest on non-performing loans from six months to three months;

•	imposing minimum solvency standards and risk-based criteria;

•	specifying the obligations of bank auditors in the presentation of findings and imposing obligations on auditors to report irregularities to the Bank of Jamaica;

•	allowing for the examination of the accounts of holding companies of supervised financial institutions; and

•	prohibiting industrial and provident societies from taking deposits without written authorization from the Minister.

These revisions provide the Bank of Jamaica, in certain instances, and the Minister, in others, with a wider range of sanctions and greater powers of intervention to use with respect to troubled financial institutions. See also “Public Finance — Financial Sector Restructuring — Improvements in the Legislative Framework”.

In March 2002, further amendments were made to Jamaican banking laws to grant the Bank of Jamaica expanded powers to supervise financial institutions with deposit-taking capability. These amendments include:

•	the transfer to the Bank of Jamaica of powers of the Minister to assume temporary management of deposit-taking institutions in the event that the Bank of Jamaica believes that such an intermediary is, or appears, unlikely to meet its obligations;

•	the granting to the Bank of Jamaica of powers to assess fines for specific offenses under the Banking Act;

•	the granting to the Bank of Jamaica of power to require an institution to legally separate its banking operations from investment activities undertaken on behalf of investor clients;

•	the granting to the Bank of Jamaica of power to effectively carry out consolidated supervision of banks and other companies which are members of a group of which the bank is a member; and

•	the broadening of the types of cases in which a bank may disclose information concerning specific customer accounts.

These revisions have significantly increased the scope of the Bank of Jamaica’s regulatory authority, including its powers of intervention, by expanding the Bank of Jamaica’s ability to temporarily manage troubled financial institutions. See also “Public Finance — Financial Sector Restructuring — Improvements in the Legislative Framework”.

Deposit Insurance

In March 1998, Parliament passed the Deposit Insurance Protection Act, designed to protect depositors through the establishment of a Deposit Insurance Scheme, or the Scheme. The Deposit Insurance Act established the Jamaica Deposit Insurance Corporation which administers the Scheme and ultimately the Deposit Insurance Fund. The financial institutions covered under the Scheme are all commercial banks, merchant banks and building societies, and all deposits (excluding government deposits and inter-bank deposits) held at these institutions are insured under the Scheme. The insured institutions must contribute to the Fund by paying initial and annual premium which will be used to pay depositors in circumstances where an insured institution is unable to meet its deposit liabilities.

When the Scheme was established the coverage limit was J$200,000 (per depositor, per institution), but was increased to J$300,000 on July 31, 2001. As at each of December 31, 2003 and May 31, 2004, the coverage provided by the Jamaica Deposit Insurance Corporation protected approximately 96.9% of accounts in licensed institutions and 30.9% of the total value of deposits held in insured financial institutions.

In addition, the Deposit Insurance Act also provides for the sharing of information between the Bank of Jamaica and the Jamaica Deposit Insurance Corporation, to enable the Corporation to be fully apprised at all material times of the financial condition of the institutions it insures.

Credit and Provisioning Regulations

Jamaica has substantially completed regulations which will provide specific legal guidelines for credit classification, required levels of provisioning for bad and doubtful debts and other related matters (e.g., credit renegotiations). Among other things, these regulations will codify the Bank of Jamaica’s approach to classifying credits into defined loan categories and also stipulate specific provisioning levels. All supervised institutions are already in compliance with the proposed regulations although they have not yet been enacted by Parliament.

Capital Adequacy Regulations

The Bank of Jamaica has drafted regulations which, once approved by the Minister, will set forth minimum risk-based capital standards for commercial banks and licensed financial institutions. These regulations introduce the concept of Tier I and Tier II capital utilized by regulators internationally, which define eligible components and provide the framework for assigning risk weights to on and off balance sheet items. Under the draft regulations, the overall minimum capital to be maintained in relation to risk assets would be 10%. At December 31, 2003, all supervised institutions were in compliance with the proposed regulations. Parliament is currently considering the proposed regulations and Jamaica expects them to be enacted.

Qualifications of Auditors Regulations

The Bank of Jamaica has drafted regulations that specify the standards for auditors in undertaking an external audit of a supervised financial institution. Among other things, such criteria relate to the independence, experience and academic qualification of external auditors. This proposed regulation would also require prior notification to the Bank of Jamaica of proposed appointments. The Bank of Jamaica would also be empowered to object to the appointment of an auditor if, in the view of the Bank of Jamaica, there is evidence that such auditor is not in compliance with the provisions of the regulations.

Bank of Jamaica (Credit Unions) Regulations

The Bank of Jamaica has drafted regulations applicable to credit unions prescribing prudential criteria and minimum solvency standards covering, inter alia, essential areas such as capital adequacy, liquid assets, credit and provisioning, submission of financial statements and remedial action that can be taken by supervisory authorities with respect to problem credit unions. Parliament is currently considering the proposed regulations and Jamaica expects them to be enacted in 2004.

Money Laundering Act and Forfeiture of Assets Act

In an effort to combat the problems of drug trafficking, Jamaica passed the Money Laundering Act in late 1996, which became effective on January 5, 1998. This legislation makes money laundering a criminal offense. In addition, financial institutions (broadly defined to include banks, merchant banks, building societies, insurance companies, securities dealers/advisors, currency exchanges and cooperative societies) are required to report suspicious transactions being conducted through accounts of their customers and establish and implement programs, procedures and systems for detecting suspicious transactions. In January 2002, money transfer and remittance agencies were designated financial institutions for the purposes of, and making them subject to all requirements under, the Money Laundering Act.

During 1999, Parliament amended the Money Laundering Act. As a consequence of these amendments, the offense of money laundering has been widened to include dealing with the proceeds of crimes of corruption, financial crimes and fraud. Previously, money laundering offenses only related to dealing with funds arising from the commission of drug offenses.

Additionally, the amendments make it a criminal offense for a person to disclose information or any other matter, relating to a money laundering investigation, whether proposed or being carried out, by the designated authority, except to authorized persons or under specific circumstances outlined in the legislation.

Pursuant to these amendments, financial institutions (except cambios, whose reporting limit is US$8,000) are now required to report to the Director of Public Prosecutions all cash transactions equal to or exceeding US$50,000 or the Jamaica dollar equivalent.

Jamaica also passed a Forfeiture of Assets Act in 1996 which became effective that same year. This legislation allows Jamaica to confiscate assets which were used to facilitate drug trafficking. The Forfeiture of Assets Act also allows Jamaica to confiscate assets acquired with the proceeds from the sale and distribution of illicit drugs. The Cabinet has also approved drafting instructions on a Proceeds of Crimes statute, which will broaden the range of offences (to include all serious crimes) which may be subject to forfeiture. The proposed statute will also address critical issues relating to the investigatory tools necessary to proceed with forfeiture actions, and incorporates new concepts for “civil forfeiture” (i.e. forfeiture without criminal conviction) and “criminal lifestyle”, which effectively acts as a reversal of the burden of proof as regards the acquisition of assets suspected to be derived from or used in criminal activity.

During 2003, Cabinet approval was granted for further amendments to the Money Laundering Act and Regulations to take into account changes in international requirements as stated in the revised 40 FATF recommendations. These amendments will widen the range of predicate offences, adjust threshold re-porting requirements, regulate “gatekeeper” professions and expand the range of tools available for investigation and prosecution of money laundering offences.

Terrorism Prevention Bill

The Terrorism Prevention Bill was tabled in Parliament in October 2003 to give effect to the UN Convention on the Suppression of the Financing of Terrorism as well as to various other UN Security Council resolutions. This Bill will impose reporting obligations on financial institutions which will assist the authorities in identifying, tracing and ultimately forfeiting assets owned or controlled by terrorists, and will provide law enforcement with the widest range of investigative tools to achieve these objectives.

Cabinet approval was also granted for related amendments to the Banking Act, the Financial Institutions Act and the Building Societies Act to allow for enhanced information sharing with law enforcement and other Supervisory Authorities. These amendments explicitly provide for the taking of specific regulatory action in response to non-compliance with the Money Laundering Act and Terrorism Prevention Bill.

Additionally, the Bank of Jamaica has upgraded Anti-Money Laundering Guidance Notes (originally issued during the 1990s) to include, inter alia, provisions consistent with the revised FATF 40 Recommendations of 2003 and the Eight Special Recommendations for Terrorist Financing. The draft Guidance Notes have been circulated to the financial industry for comment and are due to become) operational by the end of 2004.

Performance Targets

As part of its overall financial sector stability monitoring strategy the Bank of Jamaica implemented a program of quarterly performance targets with a view to ensuring that all supervised entities meet certain minimum prudential and regulatory standards. Performance targets are set with each institution in certain key operational areas which include capital adequacy in relation to risk management and non-performing loans, asset quality, earnings and liquidity. The Bank of Jamaica assesses each institution’s adherence to the prescribed targets on an ongoing basis through on-site and off-site monitoring.

The Stock Market

The Jamaica Stock Exchange, or JSE, is the oldest and largest stock exchange in the English-speaking Caribbean. It was established as a private limited company in August 1968, and floor trading commenced in February 1969. The JSE is a self-regulatory organization, although the Financial Services Commission has regulatory oversight. The JSE has in place a comprehensive code of rules governing members’ conduct and market operations, and has not experienced any market scandal during its 34-year history. The Financial Services Commission also regulates the Jamaican securities industry. Transactions done on the floor of the JSE have been settled using a T+3 cycle since September 2002, replacing the prior T+5 cycle.

The JSE has undertaken several modernization initiatives in recent years. In 1997, the JSE established a formal relationship with the CUSIP Service Bureau for the assignment of international securities identification numbers (ISIN) for Jamaican securities. In 1998, the Jamaica Central Securities Depository Limited, designed in conformity with G-30 standards, was incorporated as a legal entity and began operations on June 1, 1998. In February 2000, the JSE introduced automated trading, and as of May 2000 all securities listed on the JSE are traded remotely from brokers’ offices.

A total of 4.3 billion shares (including blocks) traded in 2003, an increase from the 1.6 billion shares traded in 2002. The value of shares traded in 2003 amounted to J$24.2 billion, an increase from J$7.6 billion in 2002.

The stock market index grew 48.9% from January 1, 2003 to December 31, 2003. In 2003, the index peaked at 67,586.7 points on December 31 and registered a low of 45,022.6 points in January.

At December 31 2003, market capitalization totaled J$512.9 billion, up 75.5% from 2002. The top 10 listed companies account for approximately 90.0% of market capitalization, with the top three listed companies accounting for 45.0% of market capitalization, at December 31, 2003. At December 31, 2003 there were 38 domestic companies and four foreign companies listed on the JSE.

The following table shows yearly trading data for the Jamaica Stock Exchange for the five years ended December 31, 2003:

Jamaica Stock Exchange Trading Data

Period	Period-End Market Capitalization (in millions of J$)	Value Traded (in millions of J$)	Period-End Market Index	No. of Listed Companies	No. of Brokers
1999	104,041.5	2,218.7	21,892.6	45	8	(1)
2000	160,135.7	3,441.1	28,893.2	45	8	(1)
2001	197,717.5	5,948.4	35,723.6	43	10
2002	292,297.9	7,636.9	45,396.2	41	10
2003	512,884.4	14,290.4	67,586.7	42	10

(1)	Only six active brokers.

Source: Jamaica Stock Exchange.

DESCRIPTION OF THE DEBT SECURITIES

Jamaica will issue the debt securities in separate series at various times. Each series of the debt securities will be issued pursuant to the fiscal agency agreement dated as of June 20, 2002, between Jamaica, Deutsche Bank Trust Company Americas, as fiscal agent, principal paying agent and registrar, and Deutsche Bank Luxembourg S.A., as paying agent and a transfer agent, filed by Jamaica with the SEC as an exhibit to Jamaica’s annual report on Form 18-K for the fiscal year ended March 31, 2002, or pursuant to a fiscal agency agreement between Jamaica and a selected fiscal agent substantially in the form of the fiscal agency filed with the SEC as an exhibit to the registration statement of which this prospectus is a part (any such fiscal agency agreement, as applicable to a series of debt securities, the “Fiscal Agency Agreement”). The form of debt securities is included as an exhibit to the Fiscal Agency Agreement.

The following description is only a summary of some of the terms of the debt securities and the form of Fiscal Agency Agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, Jamaica urges you to read the form of the Fiscal Agency Agreement and the form of the debt security before deciding whether to invest in the debt securities.

Jamaica will describe the particular terms of any debt securities in the prospectus supplement relating to those debt securities, which may differ from the terms described herein. Those terms may include:

•	the principal amount of the debt securities;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the stated maturity date on which Jamaica must repay the debt securities;

•	the dates when any interest payments will be due;

•	the currency in which Jamaica may pay the debt securities and any interest;

•	where and how Jamaica will pay principal and interest;

•	whether and in what circumstances Jamaica may redeem the debt securities before maturity;

•	any sinking fund or similar provision;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities; and

•	any other terms of the debt securities.

Status of the Debt Securities

The debt securities will be direct, general, unsecured and unconditional obligations of Jamaica and will rank at least pari passu, without any preference among themselves. The payment obligations of Jamaica under the debt securities will at all times rank at least equally with all other payment obligations of Jamaica related to unsecured External Indebtedness (as defined below) of Jamaica. Jamaica has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

“External Indebtedness” means any indebtedness that:

•	is payable, or may be paid, in a currency or by reference to a currency other than the currency of Jamaica; and

•	is payable, or may be paid, to a person resident or having their principal place of business outside of Jamaica.

“Indebtedness” means any obligation (whether present or future, actual or contingent) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and leasing).

Payments of Principal and Interest

Jamaica will make payments of principal and interest on the debt securities through the paying agent, which will receive the funds for distribution to the holders of the debt securities registered with the registrar at the close of business on the fifteenth day preceding the date of payment. Jamaica will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, Jamaica will make payments on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner of the debt securities, which will receive the funds for distribution to the holder. See “Global Securities” below.

Any moneys held by the fiscal agent in respect of the debt securities and remaining unclaimed for two years after such amount shall have become due and payable shall be returned to Jamaica, and the holder of such debt securities shall thereafter look only to Jamaica for any payment to which such holder may be entitled. The debt securities will become void unless presented for payment within five years after the maturity date thereof (or such earlier time period as may be prescribed by applicable law).

Additional Amounts

Jamaica will make all payments of principal and interest on the debt securities without withholding or deduction for any Jamaican taxes. If Jamaican law requires Jamaica to deduct or withhold taxes, Jamaica will pay the holders of the debt securities the additional amounts necessary to ensure that the holders of the debt securities receive the same amount as they would have received without such deduction or withholding.

Jamaica will not, however, pay a holder of the debt securities such additional amounts if such holder is liable for Jamaican taxes due to one of the following reasons;

•	the holder has some connection with Jamaica other than merely owning the debt securities or receiving principal and interest payments on the debt securities;

•	the holder has failed to comply with any reporting requirement concerning its nationality, residence, identity or connection with Jamaica, if compliance is required as a condition to exemption from such deduction or withholding; or

•	the holder fails to present its debt securities for payment within 30 days after Jamaica makes principal or interest available for payment to the holder.

Fiscal Agent

The Fiscal Agency Agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s limitation of liability for actions that it takes.

Paying Agents; Transfer Agents; Registrar

The fiscal agent may also act as paying agent, transfer agent, and registrar. Nevertheless, Jamaica may at any time appoint new paying agents, transfer agents and registrars. Jamaica will, however, at all times maintain:

•	a paying agent in New York City; and

•	a registrar in New York City or another office as designated by the fiscal agent.

If Jamaica lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, Jamaica will appoint and maintain a paying agent and transfer agent in Luxembourg. For so long as any such notes are listed on the Luxembourg Stock Exchange, Jamaica will publish any change as to the identity of the Luxembourg paying and transfer agent in the manner specified under “—Notices” below.

Replacement, Exchange and Transfer

Jamaica will replace any mutilated, destroyed, stolen or lost debt securities or coupon at your expense, upon delivery to the fiscal agent or the transfer agent of the debt securities or coupon or evidence of its destruction, loss or theft satisfactory to Jamaica and the fiscal agent, who may also require an indemnity at your expense and/or payment of any sums sufficient to cover any applicable tax or expenses related to the replacement. You will not be charged a fee for the registration of transfers or exchanges of debt securities.

Notices

All notices will be mailed to the registered holders of a series of debt securities. If a depositary is the registered holder of global securities, each beneficial holder must rely on the procedures of the depositary and its participants to receive notices, subject to any statutory or regulatory requirements.

If Jamaica lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, all notices to holders of that series of debt securities will be published in a daily newspaper of general circulation in Luxembourg, which Jamaica expects will be the Luxemburger Wort. If notice cannot be published in an appropriate newspaper, notice will be considered validly given if made pursuant to the rules of the Luxembourg Stock Exchange.

Purchase of the Debt Securities by Jamaica

Jamaica may at any time purchase any of the debt securities of a series in any manner through market or by tender and at any price in accordance with the rules of the stock exchanges on which such debt securities of a series may for the time being be listed, if any. If such purchases are made by tender, tenders must be available to all the holders of debt securities of a series alike. All debt securities which are purchased by or on behalf of Jamaica may be held or resold by Jamaica or surrendered to the fiscal agent for cancellation.

Negative Pledge

Jamaica has pledged that as long as any of the debt securities remain outstanding, it will not create or permit any security interest on its revenue, property or assets to secure its public external indebtedness, unless the debt securities are given an equivalent security interest or are given another security interest which is approved by the holders of the debt securities as provided under “— Meetings and Amendments” below.

A “security interest” is, with respect to any present or future revenue, assets or property, any mortgage or deed of trust, pledge, hypothecation, assignment by way of security, security interest, lien (other than any lien arising by operation of law), charge, encumbrance, preference, or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such present or future revenue, assets or property.

“Public external indebtedness” means any external indebtedness which is in the form of, or is represented by, bonds, notes or other securities which are, or are capable of, being quoted, listed on or ordinarily dealt in on any stock exchange, automated trading system, over-the-counter or other securities market.

However, Jamaica’s agreement to restrict security interests to secure its public external indebtedness does not apply to:

•	any security interest in existence as of the date of the Fiscal Agency Agreement;

•	any security interest upon property to secure its public external indebtedness which was incurred for the purpose of financing the acquisition of such property and any renewal or extension of that security interest which is limited to the original property covered and which secures any renewal or extension of the original secured financing;

•	any security interest existing upon property to secure public external indebtedness at the time of the acquisition of such property and any renewal or extension of that security interest which is limited to the original property covered and which secures any renewal or extension of the original secured financing;

•

any security interest securing public external indebtedness incurred for the purpose of financing all or any portion of the costs of the acquisition, construction, development or expansion of any project (including costs such as escalation, interest during construction and financing and refinancing costs), provided that such security interest applies only to (a) the property so acquired, constructed, developed or expanded and any property that is reasonably incidental to the use of such property (and any right or interest therein), (b) any inventories or any other products of or revenue or profit of or from such property (or right or interest therein), and (c) any shares or other ownership interest in, or any indebtedness of, any person, substantially all of the assets of which consist of such property; and

•	any security interest securing public external indebtedness not covered above, provided that the aggregate outstanding principal amount of public external indebtedness does not exceed US$20,000,000 or its equivalent in another currency.

Additional Covenant of Jamaica

Jamaica has pledged that so long as the debt securities are outstanding, it shall maintain its membership in the International Monetary Fund, or IMF, and continue to be eligible to use the general resources of the IMF under the IMF Articles of Agreement.

Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to any series of debt securities:

•	Jamaica fails to pay principal or interest on that series of debt securities when due and such failure continues for a period of 30 days;

•	Jamaica fails to perform any of its obligations described under “— Negative Pledge” or “— Additional Covenant of Jamaica” above and such failure continues for more than 30 days in the case of the negative pledge and 60 days in the case of the additional covenant, after Jamaica receives written notice from any holder;

•	Jamaica fails to perform any of its other material obligations contained in any series of debt securities or the Fiscal Agency Agreement and such failure continues for more than 45 days after Jamaica receives written notice;

•	Jamaica fails to pay (a) any of its external indebtedness (other than guarantees by Jamaica) with an aggregate principal amount in excess of US$10,000,000 when such external indebtedness becomes due and payable or (b) any external indebtedness constituting guarantees by Jamaica with an aggregate principal amount in excess of US$10,000,000 when such external indebtedness becomes due and payable, and such failure continues until the earlier of (1) the expiration of the applicable grace period or 30 days, whichever is longer, or (2) the acceleration of any such public external indebtedness by any holder. For the purposes of the above only,

•	“Indebtedness” means any obligation (whether present or future, actual or contingent) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and leasing), and every Net Obligation under any Interest, Currency or Security Protection Agreement;

•	“Interest, Currency or Security Protection Agreement” of Jamaica means any forward contract, futures contract, swap, option, hedge or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements), in any such case, relating to, or the value of which is dependent upon, interest rates or currency exchange rates or indices or a security or group or index of securities (including any interest therein or based on the value thereof); and

•	“Net Obligation” means, at any date of determination, the net amount, exclusive of any commissions or administrative fees that Jamaica would be obligated to pay upon the termination of an Interest, Currency or Security Protection Agreement as of such date;

•	the validity of any series of the debt securities or the Fiscal Agency Agreement is contested by Jamaica or any legislative, executive or judicial body or official of Jamaica authorized to do so, or Jamaica denies its obligations under any series of the debt securities or the Fiscal Agency Agreement or declares a suspension or moratorium on payment of its external indebtedness; or

•	any authority necessary for Jamaica to make or fulfill its obligations under any series of the debt securities becomes invalid, expires or otherwise ceases to remain in full force and effect.

If any of the events described above occurs, then the holders of at least 25% of the principal amount of any series of the debt securities outstanding may declare the principal and any accrued interest on all the debt securities of that series immediately due and payable. Holders of debt securities may exercise this right only by providing a written demand to the fiscal agent when the event of default is continuing unless prior to the receipt of that demand by the fiscal agent, all defaults have been cured.

Meetings and Amendments

Jamaica may call a meeting of the holders of any series of the debt securities at any time regarding that series of debt securities or the Fiscal Agency Agreement. Jamaica will determine the time and place of the meeting. Jamaica will notify the holders of that series of debt securities of the time, place and purpose of the meeting between 30 and 60 days before the meeting.

The fiscal agent will call a meeting of holders of any series of the debt securities if:

•	an event of default has occurred and is continuing; and

•	the holders of at least 10% in principal amount of all of that series of debt securities then outstanding have delivered a written request to the fiscal agent setting forth the action they propose to take.

Only holders of that series of the debt securities and their proxies are entitled to vote at a meeting of the holders. Holders or proxies representing a majority of the outstanding principal amount of that series of the debt securities will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then security holders of that series of debt securities or proxies representing 25% of the outstanding principal amount will constitute a quorum when the meeting is rescheduled. The fiscal agent will set the procedures governing the conduct of the meeting.

Jamaica, the fiscal agent and the holders of any series of the debt securities may generally modify or take action with respect to the Fiscal Agency Agreement of the terms of the debt securities:

•	with the affirmative vote of the holders of not less than 66 2/3% of the outstanding principal amount of the debt securities that are represented at a meeting; or

•	with the written consent of the holders of 66 2/3% of the outstanding principal amount of the debt securities.

However, all holders of any series of debt securities must unanimously consent to any amendment, modification or change with respect to that series of debt securities that would:

•	change the due dates for the payment of principal or interest;

•	reduce any amounts payable on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt securities;

•	change the payment currency;

•	reduce the proportion of the holders of the principal amount of debt securities necessary to change the terms of the Fiscal Agency Agreement or the debt securities; or

•	change Jamaica’s obligation to pay any additional amounts.

Jamaica and the fiscal agent may, without the vote or consent of any holder of any series of the debt securities, amend the Fiscal Agency Agreement or the debt securities to:

•	add to Jamaica’s covenants for the benefit of the holders;

•	surrender any of Jamaica’s rights or powers;

•	provide collateral for the debt securities;

•	cure any ambiguity or correct or supplement any defective provision; or

•	make any other change that does not adversely affect the interest of any holder of any series of the debt securities in any material respect.

Enforcement of Claims

Jamaica has appointed its Consul General in New York City as its authorized agent for service of process in any action based on the debt securities or the Fiscal Agency Agreement which a holder may institute in any Federal or New York State court in the Borough of Manhattan, The City of New York.

It may be difficult for investors to obtain or realize upon judgments of courts in the United States against Jamaica. The Government of Jamaica is a foreign sovereign government, which are generally immune from lawsuits and from the enforcement of judgments under United States law. Foreign sovereign governments, however, may waive this immunity and limited exceptions to this immunity are set forth in the US Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”).

Except as provided below, Jamaica will irrevocably waive and agree not to plead any immunity (including sovereign immunity) from the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, to which it might otherwise be entitled in any action arising out of or based upon the debt securities, to the fullest extent permitted by applicable law. However, Jamaica reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by Jamaica with respect to such actions, it would not be possible to obtain a US judgment in such action unless a court were to determine that Jamaica is not entitled to sovereign immunity under the Immunities Act with respect to that action. Even if you obtained a US judgment in any such suit, you may not be able to enforce the judgment in Jamaica. Moreover, you may not be able to enforce a judgment obtained under the Immunities Act against Jamaica’s property located in the United States except under the limited circumstances specified in the Immunities Act.

Jamaica will, in the Fiscal Agency Agreement and in the debt securities, irrevocably submit to the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any claim or action arising out of or based upon the Fiscal Agency Agreement or debt securities which may be instituted by any holder of a debt security, such as, for example, a claim for breach of any obligation under the Fiscal Agency Agreement or the debt securities. Any process or other legal summons in connection with any such action may be served upon Jamaica by delivery of letters rogatory to the Consul General of Jamaica in New York, New York or by any other means that may have become permissible under the laws of the State of New York and Jamaica at the time of such service. However, Jamaica has not consented to service for suits made under the US federal or state securities laws and, as explained above, Jamaica’s waiver of immunity does not extend to those actions.

A judgment obtained in New York against Jamaica can be sued upon in the courts of Jamaica as a valid cause of action. Furthermore, a Jamaican court, subject to certain conditions, will grant a judgment in Jamaica without any re-trial or re-examination of the merits of the original action. Jamaica is also subject to suit in competent courts in Jamaica. Section 20(4) of the Crown Proceedings Act provides that no execution or attachment shall be issued by any court in Jamaica for the purpose of enforcing payment by Jamaica of any money or costs. Execution or attachment means a legal process whereby the debtor property is taken under an order of the court and may be sold to satisfy the judgment debt. No such order can be made against Jamaica. Instead, the Crown Proceedings Act provides that where in any civil proceedings by or against Jamaica, any order (including an order for costs) is made by any court in Jamaica in favor of any person against Jamaica, the proper officer of the court shall, on an application and after taxing of costs, issue a certificate to such person which may be served upon the Attorney General of Jamaica. If the order provides for the payment of money or costs, the Ministry of Finance and Planning shall pay the amount due to such person. It is possible that the courts of Jamaica may not enforce the judgments of a foreign court against Jamaica on the grounds of public policy where Jamaica has not appeared in the relevant proceedings or has unsuccessfully claimed immunity in such proceedings and has not otherwise submitted to the jurisdiction of such foreign court.

Governing Law and Submission to Jurisdiction

The Fiscal Agency Agreement and the debt securities will be governed by and interpreted in accordance with the laws of the State of New York, except that all matters governing Jamaica’s authorization and execution will be governed by the laws of Jamaica.

Further Issues

Jamaica may from time to time, without notice to or the consent of the registered holders of any series of debt securities, issue further debt securities which will form a single series with any series of debt securities. These further debt securities will have the same terms as to status, redemption or otherwise as the debt securities of the existing series and will rank equally with the debt securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further debt securities or except for the first payment of interest following the issue date of these further debt securities.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by one or more global securities to be deposited with or on behalf of a depositary and its nominee. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Neither Jamaica nor the fiscal agent will be responsible for the depositary’s or its respective participants or indirect participants’, performance of their obligations under their rules and procedures. Unless otherwise specified in the prospectus supplement, Jamaica anticipates the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the Fiscal Agency Agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•	must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder of the debt securities; and

•	will receive payments of principal and interest from the depositary or its participants rather then directly from Jamaica.

Jamaica understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

Jamaica will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and Jamaica does not appoint a successor depositary within 90 days;

•	Jamaica determines, in its sole discretion, not to have a series of debt securities represented by a global security; or

•	A default occurs that entitles the holders of the debt securities to accelerate the maturity date and such default has not been cured.

In these circumstances, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interest in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, Jamaica expects the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. Jamaica also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owner’s respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. Jamaica has no responsibility or liability for the records or ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. Jamaica also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

TAXATION

The following is a summary discussion of certain Jamaican and United States federal income tax considerations that may be relevant to a holder of a debt security. This discussion is based on laws, regulations, administrative and judicial rulings and decisions in effect on the date of this Registration Statement. There can be no assurance that the taxing authorities of the United States or Jamaica will not take a contrary view, and no rulings from such authorities will be sought on the issues discussed herein. Further, the relevant legal provisions and interpretations are all subject to change, possibly with retroactive effect, and any such changes may affect the discussion set forth herein.

Investors are urged to consult their own tax advisors in determining the tax consequences of holding debt securities, including the application to their particular circumstances of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Jamaican Tax Considerations

The taxation discussion set out below is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects to holders of the debt securities. Prospective buyers of the debt securities should consult with their tax advisors concerning issues including: the application of Jamaican income tax laws to them arising from an investment in the debt securities; any consequences to them arising under the laws of any other taxing jurisdiction; the availability for income tax purposes of a credit or deduction for Jamaican taxes; and the consequences of buying the debt securities at a price other than the issue price.

Income Taxation of Interest on the Debt Securities and Gain from Sale or Retirement of the Debt Securities

Interest paid to a holder of the debt securities who is an individual is generally subject to Jamaican withholding tax, generally at the rate of 25% or such other lower rate as is provided for in an applicable tax treaty between Jamaica and the country where the recipient of the payment is resident. Interest paid to a holder of the debt security who is a company, trust, organization or other entity resident outside Jamaica, or a Non-Jamaican Holder, is generally subject to Jamaican withholding tax, generally at the rate of 33 1/3% or such other lower rate as is provided for in an applicable tax treaty between Jamaica and the country where the recipient of the payment is resident. Under the United States/Jamaica Double Taxation Agreement, or the Treaty, the rate of withholding tax on interest is reduced to 12.5%. Section 12(m) of the Jamaica Income Tax Act provides that the interest on any borrowing charged to Jamaica’s consolidated fund may be exempt from taxation upon the declaration of the Minister of Finance and Planning. Interest payments on the debt securities will be charged to Jamaica’s consolidated fund, and, therefore, such payments will not be subject to taxation upon the issuance by the Minister of Finance and Planning of an exemption order under Section 12(m). The Minister of Finance and Planning intends to make an exemption order under Section 12(m) of the Jamaica Income Tax Act thereby relieving interest payments on the debt securities from income tax, but this exemption will not apply to Jamaican residents who own or hold, directly or indirectly, or have a beneficial interest in, the debt securities.

No Jamaican income tax would be payable on any gain arising on the disposal of the debt securities, unless the seller is engaged in the business of buying and selling investments. Even if the seller is engaged in the business of buying and selling investments, under the Treaty, if the seller is a United States resident within the meaning of the Treaty and does not have a permanent establishment in Jamaica, the seller would not be liable for Jamaican income tax on any such gain. Jamaica has similar provisions in other double taxation agreements, including those with the United Kingdom and Canada.

Transfer Tax and Stamp Duty

The Minister of Finance and Planning will remit any transfer tax which may become payable on transfers of the debt securities or interests in the debt securities, pursuant to his authority under Section 46 of the Transfer Tax Act. Section 80B of the Stamp Duty Act empowers the Minister of Finance and Planning to declare any amount of stamp duty not payable if the Minister determines that it would be just and equitable to do so. The Minister of Finance and Planning will issue a remission notice, pursuant to Section 80B of the Stamp Duty Act, exempting the debt securities from stamp duty.

United States Federal Income Taxation Considerations

The following is a general summary of certain principal US federal income tax consequences that may be relevant with respect to the ownership of the debt securities. This summary addresses only the US federal income tax considerations of holders that acquire the debt securities at their original issuance and that will hold the debt securities as capital assets.

This summary does not purport to address all US federal income tax matters that may be relevant to a particular holder of debt securities. This summary does not address tax considerations applicable to holders of debt securities that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities, currencies or notional principal contracts; (iv) tax-exempt entities; (v) regulated investment companies; (vi) real estate investment trusts; (vii) persons that will hold the debt securities as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US federal income tax purposes; (viii) persons that have a “functional currency” other than the US dollar; and (ix) persons who will hold the debt securities through partnerships or other pass-through entities. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests of a holder of debt securities.

This summary is based on the US Internal Revenue Code of 1986, as amended, or the Code, US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this prospectus. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This summary does not cover every type of debt security that may be issued under this prospectus. If we intend to issue a debt security of a type not described in this summary, or if there are otherwise special tax consequences with respect to the debt security that are not covered herein, additional tax information will be provided in the prospectus supplement for the applicable debt security.

Prospective investors should consult their own tax advisors with respect to the US federal, state, local and foreign tax consequences of acquiring, owning or disposing of the debt securities.

For the purposes of this summary, a “US Holder” is a beneficial owner of debt securities that is, for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) corporation (or an entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more US persons have the authority to control all of the substantial decisions of such trust. A “Non-US Holder” is a beneficial owner of debt securities that is not a US Holder. If a partnership holds a debt security, the US federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding any debt securities should consult its tax advisors.

Payments of Interest

Interest paid on a debt security, other than interest on a “Discount Debt Security” that is not “qualified stated interest” (each as defined below under “Original Issue Discount — General”), will be taxable to a US Holder as ordinary interest income at the time it is received or accrued, depending on the US Holder’s method of accounting for US federal income tax purposes.

A US Holder utilizing the cash method of accounting for US federal income tax purposes that receives an interest payment denominated in a currency other than US dollars, or a foreign currency, will be required to include in income the US dollar value of that interest payment, based on the spot exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into US dollars. No exchange gain or loss will be realized with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

If interest on a debt security is payable in a foreign currency, an accrual basis US Holder is required to include in income the US dollar value of the amount of interest income accrued on such a debt security during the accrual period. An accrual basis US Holder may determine the amount of the interest income to be recognized in accordance with either of two methods. Under the first accrual method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the US Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis US Holder may instead translate that interest expense at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the US Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the US Holder and will be irrevocable without the consent of the US Internal Revenue Service, or the IRS.

A US Holder utilizing either of the foregoing two accrual methods will recognize ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a debt security). The amount of ordinary income or loss will equal the difference between the US dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the US dollar value of interest income that has accrued during that accrual period (as determined under the accrual method utilized by the US Holder).

Foreign currency received as interest on the debt securities will have a tax basis equal to its US dollar value at the time the interest payment is received. Gain or loss, if any, realized by a US Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

In the event that any additional amounts are paid on the debt securities, a US Holder will be required to include in income such additional amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such US Holder. A US Holder may be entitled to deduct or credit such tax, subject to applicable limitations. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the possible adverse impact on creditability to the extent a US Holder is entitled to either a refund of any Jamaican tax withheld or a reduced rate of withholding.

Interest income (including additional amounts and any tax withheld) on the debt securities will be treated as foreign source income for US federal income tax purposes, which may be relevant in calculating a US Holder’s foreign tax credit limitation for US federal income tax purposes. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, the interest on the debt securities should generally constitute “passive income,” or in the case of certain US Holders, “financial services income.”

If a Jamaican withholding tax of 5% or greater is imposed, the interest will be subject to the separate foreign tax credit limitation for “high withholding tax interest.”

Original Issue Discount

General. A debt security, other than a debt security with a term of one year or less, or a short-term debt security, will be treated as issued at an original issue discount, or OID, and a debt security issued with OID, or a Discount Debt Security, for US federal income tax purposes if the excess of the sum of all payments provided under the debt security, other than “qualified stated interest payments” (as defined below), over the “Issue Price” of the debt security is more than a “de minimis amount” (as defined below). “Qualified stated interest” is generally interest paid on a debt security that is unconditionally payable at least annually at a single fixed rate. For US federal income tax purposes the “Issue Price” of the debt securities under the applicable prospectus supplement will be the first price at which a substantial amount of the debt securities are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

In general, if the excess of the sum of all payments provided under the debt security other than qualified stated interest payments (the debt security’s “stated redemption price at maturity”) over its Issue Price is less than ¼ of one percent of the debt security’s stated redemption price at maturity multiplied by the number of complete years to its maturity, or the de minimis amount, then such excess, if any, constitutes “de minimis OID” and the debt security is not a Discount Debt Security. Unless the election described below under “Election to Treat All Interest as OID” is made, a US Holder of a debt security with de minimis OID must include such de minimis OID in income as stated principal payments on the debt security are made. The includible amount with respect to each such payment will equal the product of the total amount of the debt security’s de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the debt security.

A US Holder will be required to include OID on a Discount Debt Security in income for US federal income tax purposes as it accrues calculated on a constant-yield method (described below) before the actual receipt of cash attributable to that income, regardless of the US Holder’s method of accounting for US federal income tax purposes. Under this method, US Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Debt Securities.

The amount of OID includible in income by a US Holder of a Discount Debt Security is the sum of the daily portions of OID with respect to the debt security for each day during the taxable year or portion of the taxable year on which the US Holder holds that debt security, or accrued OID. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a debt security may be of any length selected by the US Holder and may vary in length over the term of the debt security as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the debt security occurs on either the final or first day of an accrual period.

The amount of OID allocable to an accrual period equals the excess of (a) the product of the debt security’s “adjusted issue price” at the beginning of the accrual period and the debt security’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the debt security allocable to the accrual period. The “adjusted issue price” of a debt security at the beginning of any accrual period is the Issue Price of the debt security increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the debt security that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocable to an accrual period, if an interval between payments of qualified stated interest on the debt security contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated pro rata on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the debt security (other than any payment of qualified stated interest) and (y) the debt security’s adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a debt security that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into US dollars in the same manner as interest payments accrued by an accrual basis US Holder, as described under “Payments of Interest” above. Upon receipt of an amount attributable to OID in these circumstances, a US Holder may recognize ordinary income or loss.

OID on a Discount Debt Security will be treated as foreign source income for the purposes of calculating a US Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, OID on a Discount Debt Security should generally constitute “passive income” or, in the case of certain US Holders, “financial services income”.

Acquisition Premium. A US Holder that purchases a debt security for an amount less than or equal to the sum of all amounts payable on the debt security after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price (as determined above under “Original Issue Discount — General”) (any such excess being “acquisition premium”) and that does not make the election described below under “Election to Treat All Interest as OID” shall reduce the daily portions of OID by a fraction, the numerator of which is the excess of the US Holder’s adjusted basis in the debt security immediately after its purchase over the adjusted issue price of the debt security, and the denominator of which is the excess of the sum of all amounts payable on the debt security after the purchase date, other than payments of qualified stated interest, over the debt security’s adjusted issue price.

Market Discount. A debt security, other than a short-term debt security, will be treated as purchased at a market discount, or a Market Discount Debt Security, if the debt security’s stated redemption price at maturity or, in the case of a Discount Debt Security, the debt security’s “revised issue price”, exceeds the amount for which the US Holder purchased the debt security by at least ¼ of one percent of such debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity. If such excess is not sufficient to cause the debt security to be a Market Discount Debt Security, then such excess constitutes “de minimis market discount” and such debt security is not subject to the rules discussed in the following paragraphs. For these purposes, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security.

Any gain recognized on the maturity or disposition of a Market Discount Debt Security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such debt security. Alternatively, a US Holder of a Market Discount Debt Security may elect to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing US Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

Market discount on a Market Discount Debt Security will accrue on a straight-line basis unless the US Holder elects to accrue such market discount on a constant-yield method. Such an election shall apply only to the debt security with respect to which it is made and may not be revoked. A US Holder of a Market Discount Debt Security that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such debt security in an amount not exceeding the accrued market discount on such debt security until the maturity or disposition of such debt security.

Election to Treat All Interest as OID. A US Holder may elect to include in gross income all interest that accrues on a debt security using the constant-yield method described above under the heading “Original Issue Discount — General”, with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium.

In applying the constant-yield method to a debt security with respect to which this election has been made, the issue price of the debt security will equal its cost to the electing US Holder, the issue date of the debt security will be the date of its acquisition by the electing US Holder, and no payments on the debt security will be treated as payments of qualified stated interest. This election will generally apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. If this election is made with respect to a debt security with amortizable bond premium, then the electing US Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing US Holder as of the beginning of the taxable year in which the debt security with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortizable bond premium may not be revoked without the consent of the IRS.

If the election to apply the constant-yield method to all interest on a debt security is made with respect to a Market Discount Debt Security, the electing US Holder will be treated as having made the election discussed above under “Original Issue Discount — Market Discount” to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such US Holder.

Short-Term Debt Securities. Short-Term Debt Securities will be treated as having been issued with OID. In general, an individual or other cash method US Holder is not required to accrue such OID unless the US Holder elects to do so. If such an election is not made, any gain recognized by the US Holder on the sale, exchange or maturity of the Short-Term Debt Security will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the US Holder for interest on borrowings allocable to the Short-Term Debt Security will be deferred until a corresponding amount of income is realized. US Holders who report income for US federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Debt Security on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

Certain Debt Securities Subject to Redemption.

Certain of the debt securities may be redeemable at the option of Jamaica prior to their maturity, or a call option. Debt securities containing such a call option may be subject to rules that are different from the general rules discussed above. Investors intending to purchase debt securities with a call option should consult their own tax advisors because the OID consequences will depend in part, on the particular terms and features of the purchased debt security.

Premium

A US Holder that purchases a debt security for an amount in excess of its principal amount may elect to treat such excess as “amortizable bond premium”. If such election is made, the amount required to be included in the US Holder’s income each year with respect to interest on the debt security will be reduced by the amount of amortizable bond premium allocable (based on the debt security’s yield to maturity) to such year. In the case of a debt security that is denominated in, or determined by reference to, a foreign currency, amortizable bond premium will be computed in units of foreign currency, and amortizable bond premium will reduce interest income in units of foreign currency. At the time amortizable sable bond premium offsets interest income, a US Holder realizes exchange gain or loss (taxable as ordinary income or loss) equal to the difference between exchange rates at that time and at the time of the acquisition of the debt securities. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest in which is excludible from gross income) held by the US Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the US Holder and is irrevocable without the consent of the IRS.

Sale, Exchange and Retirement of Debt Securities

A US Holder’s tax basis in a debt security will generally equal its “US dollar cost”, increased by the amount of any OID or market discount included in the US Holder’s income with respect to the debt security and the amount, if any, of income attributable to de minimis OID and de minimis market discount included in the US Holder’s income with respect to the debt security (each as determined above), and reduced by the amount of any payments with respect to the debt security that are not qualified stated interest payments and the amount of any amortizable bond premium applied to reduce interest on the debt security. The “US dollar cost” of a debt security purchased with a foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of debt securities traded on an established securities market (as defined in the applicable US Treasury Regulations) that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the purchase.

A US Holder will generally recognize gain or loss on the sale, exchange or retirement of a debt security equal to the difference between the amount realized on the sale, exchange or retirement and the tax basis of the debt security. The amount realized on the sale, exchange or retirement of a debt security for an amount in foreign currency will be the US dollar value of that amount on (1) the date the payment is received in the case of a cash basis US Holder, (2) the date of disposition in the case of an accrual basis US Holder, or (3) in the case of debt securities traded on an established securities market (as defined in the applicable US Treasury Regulations), that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the sale.

Gain or loss recognized by a US Holder on the sale, exchange or retirement of a debt security that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the US dollar value of the amount received on the sale, exchange or retirement of a debt security that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the US dollar value of accrued but unpaid OID as determined by the US Holder under the rules described above under “Original Issue Discount — General”. Principal exchange gain or loss will equal the difference between the US dollar value of the US Holder’s purchase price of the debt security in foreign currency determined on the date of the sale, exchange or retirement, and the US dollar value of the US Holder’s purchase price of the debt security in foreign currency determined on the date the US Holder acquired the debt security. The foregoing foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the US Holder on the sale, exchange or retirement of the debt security, and will generally be treated as from sources within the United States for US foreign tax credit limitation purposes.

Any gain or loss recognized by a US Holder on the sale, exchange or retirement of a debt security would generally be US source capital gain or loss (except to the extent they are attributable to accrued market discount, accrued but unpaid interest or to changes in currency exchange rates) which will be taxable as such. If a US Holder’s basis in a debt security includes accrued but unpaid OID and the US Holder recognizes a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the US Holder may be required to specifically disclose certain information with respect to the transaction on its tax return under recently issued tax disclosure regulations. US Holders should consult their own tax advisors as to the applicability of these disclosure regulations.

Prospective investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that held the debt securities for more than one year) and capital losses (the deductibility of which is subject to limitations).

A US Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a debt security equal to the US dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realized by a US Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-US Holders

Subject to the backup withholding tax discussion below, a Non-US Holder generally should not be subject to US federal income or withholding tax on any payments on the debt securities and gain from the sale, redemption or other disposition of the debt securities unless: (i) that payment and/or gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the United States; (ii) in the case of any gain realized on the sale or exchange of a debt security by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met; or (iii) the Non-US Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates. Non-US Holders should consult their own tax advisors regarding the US federal income and other tax consequences of owning debt securities.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments on the debt securities and proceeds of the sale or redemption of the debt securities to US Holders made within the United States. Jamaica, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding currently at a rate of 28 percent of such payment if the US Holder fails to furnish the US Holder’s taxpayer identification number, to certify that such US Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate may be subject to change each year.

Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if (i) the proceeds are transferred to an account maintained by the holder in the United States, (ii) the payment of proceeds or the confirmation of the sale is mailed to the holder at a United States address, or (iii) the sale has some other specified connection with the United States as provided in US Treasury regulations, unless the holder establishes an exemption.

In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is (i) a United States person, (ii) a controlled foreign corporation for US tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, (iv) a US branch of a foreign bank or a foreign insurance company, or (v) a foreign partnership, if at any time during its tax year (A) one or more of its partners are “US persons”, as defined in US Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (B) such foreign partnership is engaged in the conduct of a US trade or business, unless the Holder establishes an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the Holder is a US person.

Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-US Holders may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder’s US federal income tax liability provided that the required information is furnished to the IRS. Prospective investors should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

IRS Disclosure Reporting Requirements

Recently promulgated US Treasury Regulations, or the Disclosure Regulations, meant to require the reporting of certain tax shelter transactions, or Reportable Transactions, could be interpreted to cover transactions generally no regarded as tax shelters. Under the Disclosure Regulations, it may be possible that certain transactions with respect to the debt securities may be characterized as Reporting Transactions requiring a holder of debt securities who is required to file a tax return to disclose such transaction, such as a sale, exchange, retirement or other taxable disposition of a debt security that results in a loss that exceeds certain thresholds and other specified conditions are met. Prospective investors in the debt securities should consult their own tax advisors to determine the tax return obligations, if any, with respect to an investment in the debt securities, including any requirement to file IRS Form 8886 (Reportable Transaction Statement).

THE ABOVE SUMMARY DOES NOT DESCRIBE OTHER TAX CONSEQUENCES THAT WILL ARISE FROM PURCHASING, HOLDING AND DISPOSING OF THE DEBT SECURITIES BECAUSE THE PRECISE TERMS OF THE DEBT SECURITIES WILL VARY FROM ISSUE TO ISSUE. PERSONS WHO ARE UNSURE OF THEIR TAX POSITION ARE ADVISED TO CONSULT THEIR PROFESSIONAL ADVISORS.

European Union Withholding Tax

On June 3, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income under which Member States will be required, if a number of important conditions are met and from a date not earlier than January 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

PLAN OF DISTRIBUTION

Jamaica may sell the debt securities: (a) through underwriters or dealers; (b) through agents; or (c) directly to one or more institutional purchasers. Each prospectus supplement will include:

•	the names of any underwriters, dealers or agents,

•	the purchase price of the debt securities of that series,

•	the net proceeds to Jamaica from the sale of such debt securities,

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation, and

•	any discounts or concessions allowed or reallowed or paid to dealers.

The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Any underwriters or agents used in the same may sell the debt securities either on a “best efforts” or on a firm commitment basis. If the underwriters distribute debt securities on a firm commitment basis, the underwriters will acquire the debt securities for their own account and may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by the underwriters at the time of sale. Jamaica may offer the debt securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased.

Jamaica may agree to indemnify underwriters, dealers or agents against certain liabilities, including liabilities under the US Securities Act of 1933, or to contribute to payments which the underwriters, dealers or agents may be required to make in respect of any such liabilities. Underwriters, dealers or agents may engage in transactions with or perform services for Jamaica.

OFFICIAL STATEMENTS

Information in this prospectus with a source identified as a publication of Jamaica or one of its agencies or instrumentalities relies on the authority of that publication as an official public document of Jamaica. All other information contained herein is included as an official public statement made on the authority of the Minister of Finance and Planning.

VALIDITY OF ANY SERIES OF DEBT SECURITIES

The validity of the debt securities will be passed upon on behalf of Jamaica by the Attorney General’s Department of Jamaica on matters relating to Jamaican law and by Allen & Overy LLP on matters related to United States law. The validity of any particular series of debt securities will be passed upon on behalf of Jamaica by the Attorney General’s Department of Jamaica on matters relating to Jamaican law and by United States counsel to Jamaica on matters related to United States law, and on behalf of any underwriters, dealers or agents by United States and Jamaican counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The authorized agent of the Government of Jamaica in the United States is the Consul General, Consulate General of Jamaica, 767 Third Avenue, New York, New York 10017.

ISSUER

Government of Jamaica

Ministry of Finance and Planning

30 National Heroes Circle

Kingston 4

Jamaica

FISCAL AGENT, PRINCIPAL PAYING AGENT AND REGISTRAR

Deutsche Bank Trust Company Americas

Trust & Securities Services

60 Wall Street

27th Floor — MS NY C60-2710

New York, NY 10005

United States of America

PAYING AGENT AND TRANSFER AGENT

Deutsche Bank Luxembourg S.A.

2 Boulevard Konrad Adenauer

L-1115 Luxembourg

LEGAL ADVISORS

To the Government as to Jamaican law	To the Government as to United States law

The Attorney General’s Department	Allen & Overy LLP
Mutual Life Building 2nd Floor, North Tower, 2 Oxford Road Kingston 5 Jamaica	1221 Avenue of the Americas New York, New York 10020 United States of America

To the Underwriters as to Jamaican law	To the Underwriters as to United States law

Hart Muirhead Fatta	Gibson, Dunn & Crutcher LLP
2 St. Lucia Avenue Kingston 5 Jamaica	200 Park Avenue New York, New York 10166 United States of America

You should read this prospectus supplement along with the accompanying prospectus dated August 25, 2004. You should rely only on the information contained or incorporated by reference in this document, including Jamaica’s Form 18-K for the fiscal year ended March 31, 2005, filed with U.S. Securities and Exchange Commission on April 27, 2005 as amended by Amendment No. 1 to Jamaica’s Form 18-K for the fiscal year ended March 31, 2005, filed on June 24, 2005, and Amendment No. 2 to Jamaica’s Form 18-K for the fiscal year ended March 31, 2005, filed on October 21, 2005, and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may be accurate only on the date hereof.

Government of Jamaica

US$

    % Notes due

Deutsche Bank Securities

February     , 2006